   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2002
                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                          DYNEGY ENERGY PARTNERS L.P.

             (Exact name of registrant as specified in its charter)

             DELAWARE                               4610                              APPLIED FOR
  (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
  incorporation or organization)         Classification Code Number)              Identification No.)

                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                 TERRY D. JONES
                          DYNEGY ENERGY PARTNERS L.P.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

              DAVID P. OELMAN                                    JOSHUA DAVIDSON
            MELISSA M. BALDWIN                                 BAKER BOTTS L.L.P.
          VINSON & ELKINS L.L.P.                                 ONE SHELL PLAZA
          1001 FANNIN, SUITE 2300                                 910 LOUISIANA
         HOUSTON, TEXAS 77002-6760                            HOUSTON, TEXAS 77002
              (713) 758-2222                                     (713) 229-1234

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED
                  TITLE OF EACH CLASS OF                         MAXIMUM AGGREGATE                 AMOUNT OF
               SECURITIES TO BE REGISTERED                      OFFERING PRICE(1)(2)            REGISTRATION FEE
Common units representing limited partnership interests...          $183,750,000                    $16,905

(1) Includes common units issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2002
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                     [LOGO]

                             8,750,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS
--------------------------------------------------------------------------------

Dynegy Energy Partners L.P. is a partnership recently formed by Dynegy Inc. This is the initial public offering of our common units. We expect the initial public offering price to be between $ and $ per unit. Common units are entitled to receive distributions of available cash of $0.4375 per quarter, or $1.75 on an annualized basis, before any distributions are paid on our subordinated units. We have applied to list the common units on The New York Stock Exchange under the symbol "DEP."

    INVESTING IN THE COMMON UNITS INVOLVES RISK. RISK FACTORS BEGIN ON PAGE 13.

    These risks include the following:

    - We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.

    - Our profitability depends on demand for the services we provide, the prices for mixed NGLs and NGL products and the availability of a supply of mixed NGLs.

    - We depend upon Dynegy Inc. and a limited number of third parties for a majority of the mixed NGLs fractionated at the Cedar Bayou fractionator and the NGL products for which we provide distribution and marketing services.

    - If the credit support provided to us by an affiliate of Dynegy Inc. is terminated or diminished, our cost of doing business may increase significantly.

    - Cost reimbursements and fees due our general partner may be substantial and will reduce our cash available for distribution to you.

    - Dynegy Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our unitholders.

    - Unitholders have less power to elect or remove management than holders of common stock in a corporation.

    - You will experience immediate and substantial dilution of $5.90 per common unit.

    - You may be required to pay taxes on income from us even if you do not receive any cash distributions.

                                                              PER COMMON UNIT        TOTAL
                                                              ----------------   --------------
Initial public offering price...............................     $               $
Underwriting discount.......................................     $               $
Proceeds, before expenses, to Dynegy Energy Partners........     $               $

The 8,750,000 common units offered hereby include 7,650,000 common units offered to the public and 1,100,000 common units that are subject to a 30-day option granted to the underwriters to cover over-allotments, if any. To the extent the underwriters do not exercise this option, an affiliate of our general partner will purchase these common units at the initial public offering price. Assuming all 1,100,000 common units are purchased by the underwriters, the proceeds to us
will increase by $      and the underwriting discount will increase by $      .
Assuming all 1,100,000 common units are purchased by an affiliate of our general
partner, we will receive additional proceeds of $      and the underwriting
discount will be unchanged.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common
units on or about             , 2002.
--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

                  , 2002

        [MAP DEPICTING LOCATION OF PARTNERSHIP'S ASSETS AND OPERATIONS;
                PHOTOGRAPHS OF OPERATING ASSETS OF PARTNERSHIP]

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................      1
  Dynegy Energy Partners L.P................................      1
  Partnership Structure and Management......................      5
  The Offering..............................................      7
  Summary Historical and Pro Forma Financial and Operating
    Data....................................................     10
  Summary of Conflicts of Interest and Fiduciary
    Responsibilities........................................     12

RISK FACTORS................................................     13
  Risks Inherent in Our Business............................     13
    WE MAY NOT HAVE SUFFICIENT CASH TO ENABLE US TO PAY THE
     MINIMUM QUARTERLY DISTRIBUTION EACH QUARTER............     13
    OUR PROFITABILITY DEPENDS UPON DEMAND FOR THE SERVICES
     WE PROVIDE AND THE PRICES FOR MIXED NGLS AND NGL
     PRODUCTS...............................................     13
    OUR PROFITABILITY DEPENDS UPON THE AVAILABILITY OF A
     SUPPLY OF MIXED NGLS...................................     14
    WE MAY SUFFER LOSSES AS A RESULT OF CHANGES IN MARKET
     PRICES FOR MIXED NGLS AND NGL PRODUCTS.................     15
    WE DEPEND UPON DYNEGY INC. AND A LIMITED NUMBER OF THIRD
     PARTIES FOR A MAJORITY OF THE MIXED NGLS FRACTIONATED
     AT THE CEDAR BAYOU FRACTIONATOR AND THE NGL PRODUCTS WE
     DISTRIBUTE AND MARKET..................................     15
    IF THE CREDIT SUPPORT PROVIDED BY DYNEGY HOLDINGS IS
     TERMINATED OR DIMINISHED, OUR COST OF DOING BUSINESS
     MAY INCREASE IF OUR CUSTOMERS REQUIRE US TO PROVIDE
     ADDITIONAL OR DIFFERENT CREDIT SUPPORT.................     15
    AN ADVERSE RESULT IN DYNEGY INC.'S AND ITS AFFILIATES'
     LEGAL PROCEEDINGS RELATING TO ENRON COULD HAVE A
     MATERIAL ADVERSE EFFECT ON US..........................     16
    RESTRICTIONS IN DEBT AGREEMENTS MAY PREVENT US FROM
     ENGAGING IN SOME BENEFICIAL TRANSACTIONS AND FROM
     PAYING DISTRIBUTIONS...................................     16
    UNAUTHORIZED PURCHASES OR SALES OF MIXED NGLS OR NGL
     PRODUCTS BY OUR EMPLOYEES COULD RESULT IN SIGNIFICANT
     LOSSES.................................................     17
    OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF SERVICE AT
     OUR FACILITIES OR TRANSPORTATION OF MIXED NGLS AND NGL
     PRODUCTS WERE INTERRUPTED..............................     17
    OUR MARKET IS HIGHLY COMPETITIVE........................     17
    OUR BUSINESS IS SEASONAL................................     17
    TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED ON
     SEPTEMBER 11, 2001, HAVE RESULTED IN INCREASED COSTS,
     AND FUTURE WAR OR RISK OF WAR MAY ADVERSELY IMPACT OUR
     RESULTS OF OPERATIONS..................................     18
    OUR OWNERSHIP INTEREST IN THE CEDAR BAYOU FRACTIONATOR
     MAY BE REDUCED UPON EXERCISE OF PURCHASE OPTIONS HELD
     BY OTHER PARTIES THAT, IF EXERCISED, COULD ADVERSELY
     AFFECT OUR RESULTS OF OPERATIONS.......................     18
    WE MAY BE PROHIBITED FROM ACQUIRING OR OPERATING
     FRACTIONATION FACILITIES NEAR MONT BELVIEU, TEXAS,
     OTHER THAN THE CEDAR BAYOU FRACTIONATOR................     19
    POTENTIAL FUTURE ACQUISITIONS AND EXPANSIONS, IF ANY,
     MAY AFFECT OUR BUSINESS BY SUBSTANTIALLY INCREASING THE
     LEVEL OF OUR INDEBTEDNESS AND CONTINGENT LIABILITIES
     AND CREATING INTEGRATION DIFFICULTIES..................     19
    WE ARE SUBJECT TO OPERATING AND LITIGATION RISKS THAT
     MAY NOT BE COVERED BY INSURANCE........................     19
    OUR BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION WITH
     RESPECT TO ENVIRONMENTAL, SAFETY AND OTHER REGULATORY
     MATTERS................................................     19
    THE LOSS OF KEY PERSONNEL WOULD NEGATIVELY IMPACT OUR
     BUSINESS...............................................     20
  Risks Inherent in an Investment in the Common Units.......     20
    COST REIMBURSEMENTS AND FEES DUE OUR GENERAL PARTNER MAY
     BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR
     DISTRIBUTION TO YOU....................................     20

    DYNEGY INC. AND ITS AFFILIATES HAVE CONFLICTS OF
     INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH
     MAY PERMIT THEM TO FAVOR THEIR OWN INTERESTS TO THE
     DETRIMENT OF OUR UNITHOLDERS...........................     20
    UNITHOLDERS HAVE LESS POWER TO ELECT OR REMOVE
     MANAGEMENT THAN HOLDERS OF COMMON STOCK IN A
     CORPORATION............................................     21
    YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION
     OF $5.90 PER COMMON UNIT...............................     22
    WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR
     APPROVAL, WHICH WOULD DILUTE YOUR OWNERSHIP INTEREST...     22
    THE CONTROL OF OUR GENERAL PARTNER MAY BE TRANSFERRED TO
     A THIRD PARTY WITHOUT UNITHOLDER
      CONSENT...............................................     23
    OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY
     REQUIRE YOU TO SELL YOUR COMMON UNITS AT AN UNDESIRABLE
     TIME OR PRICE..........................................     23
    YOU MAY NOT HAVE LIMITED LIABILITY IF A COURT FINDS THAT
     WE HAVE NOT COMPLIED WITH THE APPLICABLE STATUTES OR
     THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR
     BUSINESS...............................................     23
  Tax Risks.................................................     23
    THE IRS COULD TREAT US AS A CORPORATION FOR TAX
     PURPOSES, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH
     AVAILABLE FOR DISTRIBUTION TO YOU......................     24
    A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX
     POSITIONS WE TAKE MAY ADVERSELY AFFECT THE MARKET FOR
     OUR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE
     BORNE BY OUR UNITHOLDERS AND OUR GENERAL PARTNER.......     24
    YOU MAY BE REQUIRED TO PAY TAXES ON INCOME FROM US EVEN
     IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS...........     24
    TAX GAIN OR LOSS ON THE DISPOSITION OF OUR COMMON UNITS
     COULD BE DIFFERENT THAN EXPECTED.......................     24
    TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND
     FOREIGN PERSONS FACE UNIQUE TAX ISSUES FROM OWNING
     COMMON UNITS THAT MAY RESULT IN ADVERSE TAX
     CONSEQUENCES TO THEM...................................     25
    WE WILL REGISTER AS A TAX SHELTER, WHICH MAY INCREASE
     THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.........     25
    WE TREAT A PURCHASER OF OUR COMMON UNITS AS HAVING THE
     SAME TAX BENEFITS AS THE SELLER. THE IRS MAY CHALLENGE
     THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE
     OF THE COMMON UNITS....................................     25
    YOU WILL LIKELY BE SUBJECT TO STATE, LOCAL AND FOREIGN
     TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF
     INVESTING IN OUR COMMON UNITS..........................     25

USE OF PROCEEDS.............................................     26

CAPITALIZATION..............................................     27

DILUTION....................................................     28

CASH DISTRIBUTION POLICY....................................     29
  Distributions of Available Cash...........................     29
  Operating Surplus and Capital Surplus.....................     29
  Subordination Period......................................     30
  Distributions of Available Cash from Operating Surplus
    during the Subordination Period.........................     32
  Distributions of Available Cash from Operating Surplus
    after the Subordination Period..........................     32
  Incentive Distribution Rights.............................     32
  Percentage Allocations of Available Cash from Operating
    Surplus and Hypothetical Annualized Yield...............     33
  Distributions from Capital Surplus........................     33
  Adjustment to the Minimum Quarterly Distribution and
    Target Distribution Levels..............................     34
  Distributions of Cash upon Liquidation....................     34

CASH AVAILABLE FOR DISTRIBUTION.............................     37

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
  DATA......................................................     39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     41
  Introduction..............................................     41
  Results Of Operations--Dynegy Energy Partners
    Predecessor.............................................     45
  Liquidity And Capital Resources...........................     49
  Contractual Obligations and Commercial Commitments........     51
  Impact of Inflation.......................................     53
  Environmental Matters.....................................     54
  Recent Accounting Pronouncements..........................     54
  Quantitative and Qualitative Disclosures About Market
    Risk....................................................     54

INDUSTRY OVERVIEW...........................................     56

BUSINESS....................................................     60
  Overview..................................................     60
  Our Relationship with Dynegy Inc..........................     61
  Our Relationship with Chevron Texaco......................     61
  Business Strategy.........................................     62
  Competitive Strengths.....................................     62
  Texas Gulf Coast Facilities...............................     63
  Transportation and Logistics..............................     69
  Distribution and Marketing Services.......................     71
  Dynegy Midstream Assets and Contracts.....................     74
  Environmental and Regulatory Matters......................     75
  Title to Properties.......................................     78
  Employees.................................................     79
  Litigation................................................     79

MANAGEMENT..................................................     80
  Management of Dynegy Energy Partners......................     80
  Directors and Executive Officers of Dynegy DEP GP LLC.....     81
  Other Management..........................................     82
  Reimbursement of Expenses of our General Partner..........     83
  Executive Compensation....................................     83
  Compensation of Directors.................................     83
  Long-Term Incentive Plan..................................     83
  Management Incentive Plan.................................     84

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................     85

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............     86
  Distributions and Payments to the General Partner and its
    Affiliates..............................................     86
  Agreements Governing the Transactions.....................     87
  Omnibus Agreement.........................................     87
  Contractual Arrangements..................................     88

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES........     89
  Conflicts of Interest.....................................     89
  Fiduciary Responsibilities................................     91

DESCRIPTION OF THE COMMON UNITS.............................     94
  The Units.................................................     94
  Transfer Agent and Registrar..............................     94
  Transfer of Common Units..................................     94

DESCRIPTION OF THE SUBORDINATED UNITS.......................     96
  Conversion of Subordinated Units..........................     96
  Limited Voting Rights.....................................     97
  Distributions upon Liquidation............................     97

THE PARTNERSHIP AGREEMENT...................................     98
  Organization and Duration.................................     98
  Purpose...................................................     98
  Power of Attorney.........................................     98
  Capital Contributions.....................................     98
  Limited Liability.........................................     99
  Voting Rights.............................................    100
  Issuance of Additional Securities.........................    101
  Amendment of the Partnership Agreement....................    102
  Actions Relating to the Operating Company.................    104
  Merger, Sale or Other Disposition of Assets...............    104
  Termination and Dissolution...............................    104
  Liquidation and Distribution of Proceeds..................    105
  Withdrawal or Removal of the General Partner..............    105
  Transfer of General Partner Interests.....................    107
  Transfer of Ownership Interests in General Partner........    107
  Transfer of Incentive Distribution Rights.................    107
  Change of Management Provisions...........................    107
  Limited Call Right........................................    108
  Meetings; Voting..........................................    108
  Status as Limited Partner or Assignee.....................    109
  Non-citizen Assignees; Redemption.........................    109
  Indemnification...........................................    109
  Books and Reports.........................................    110
  Right to Inspect our Books and Records....................    110
  Registration Rights.......................................    111

UNITS ELIGIBLE FOR FUTURE SALE..............................    112

MATERIAL TAX CONSEQUENCES...................................    113
  Partnership Status........................................    113
  Limited Partner Status....................................    115
  Tax Consequences of Unit Ownership........................    115
  Tax Treatment of Operations...............................    120
  Disposition of Common Units...............................    121
  Uniformity of Units.......................................    123
  Tax-Exempt Organizations and Other Investors..............    123
  Administrative Matters....................................    124
  State, Local, Foreign and Other Tax Considerations........    126

INVESTMENT IN DYNEGY ENERGY PARTNERS BY EMPLOYEE BENEFIT
  PLANS.....................................................    128

UNDERWRITING................................................    129

VALIDITY OF THE COMMON UNITS................................    132

EXPERTS.....................................................    132

WHERE YOU CAN FIND MORE INFORMATION.........................    132

FORWARD-LOOKING STATEMENTS..................................    132

INDEX TO FINANCIAL STATEMENTS...............................    F-1

APPENDIX A--Form of Amended and Restated Agreement of
  Limited Partnership of Dynegy Energy Partners L.P.........    A-1
APPENDIX B--Application for Transfer of Common Units........    B-1
APPENDIX C--Glossary of Terms...............................    C-1
APPENDIX D--Pro Forma Available Cash from Operating
  Surplus...................................................    D-1

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

    Until       , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. THE INFORMATION PRESENTED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND THAT ALL OF THE 1,100,000 COMMON UNITS SUBJECT TO THE OVER-ALLOTMENT OPTION ARE PURCHASED BY AN AFFILIATE OF OUR GENERAL PARTNER. YOU SHOULD READ "SUMMARY OF RISK FACTORS" BEGINNING ON PAGE 4 AND "RISK FACTORS" BEGINNING ON PAGE 13 FOR INFORMATION ABOUT IMPORTANT FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING COMMON UNITS. WE INCLUDE A GLOSSARY OF SOME OF THE TERMS USED IN THIS PROSPECTUS IN APPENDIX C.

                          DYNEGY ENERGY PARTNERS L.P.

    We were recently formed by Dynegy Inc. to engage in the businesses of fractionating, storing, terminalling, transporting, distributing and marketing natural gas liquids, or NGLs. NGLs are principally produced as by-products of oil and gas production and have a variety of applications, including as heating fuels, petrochemical feedstocks and refining blend stocks. Our businesses include:

    - "fractionating," or separating, mixed NGLs at our Cedar Bayou fractionator into component NGL products: ethane-propane mix, propane, normal butane, isobutane and natural gasoline;

    - providing NGL storage and terminal services at our Mont Belvieu, Texas underground storage facility and our Galena Park marine terminal;

    - providing NGL transportation and logistical services utilizing a diverse portfolio of distribution assets located along the Gulf Coast and across the United States; and

    - distributing and marketing NGL products to refiners, petrochemical companies, retail propane distributors, other marketing companies and other end-users of NGL products.

    Our assets and operations represent a substantial portion of Dynegy Inc.'s NGL business located along the Texas Gulf Coast in and adjacent to Mont Belvieu, Texas. Mont Belvieu is the hub of the domestic NGL industry with a concentration of fractionation and storage facilities, significant pipeline infrastructure and local demand for NGL products from Texas Gulf Coast petrochemical and refining complexes. We also have significant NGL transportation and logistics assets located throughout the United States that provide strategic support for our operations and services to third parties.

    In 2001, on a pro forma basis, we generated operating margin of $92.5 million, EBITDA of $68.7 million and net income of $41.5 million. Our operating margins are derived from fees earned in our fractionation, storage, terminalling and transportation businesses and from margins on purchases and sales of mixed NGLs and NGL products in our distribution and marketing services business. In our fee-based businesses, we generally earn a fee based upon the volumes of NGLs which we fractionate, store, terminal or transport. For the year ended December 31, 2001, on a pro forma basis, approximately $42.3 million, or 46% of our total operating margin, was attributable to our fee-based businesses.

    In our distribution and marketing services business, we generate margins through the purchase and sale of mixed NGLs and NGL products. A significant portion of our margins are derived from formula-based contracts, many of which provide for a minimum fee per gallon. For the year ended December 31, 2001, on a pro forma basis, we generated operating margins of $20.2 million, or 22% of our total pro forma operating margin, from contracts containing formulas that are subject to a minimum fee. We would have generated operating margin of $16.6 million under these contracts had we received only the minimum fee per gallon. The profitability of our remaining distribution and marketing services business is generally dependent on the relative prices of mixed NGLs and NGL products we purchase compared to the prices of NGL products we sell. We seek to reduce commodity price exposure by maintaining a position that is substantially balanced between our physical inventories and purchase obligations as compared to our sales commitments.

OUR RELATIONSHIP WITH DYNEGY INC.

    We believe our relationship with Dynegy Inc. is one of our principal strengths. Dynegy Inc. is a leading energy merchant and power generator in North America, the United Kingdom and Continental Europe, with total assets of approximately $25.0 billion as of December 31, 2001.

    Dynegy Inc. has a significant interest in our partnership through its ownership of a 55.2% limited partner interest and all of our 2% general partner interest. We expect to benefit from our relationship with Dynegy Inc. through access to management expertise and strong relationships throughout the energy industry. We also expect that our relationship with Dynegy Inc. will enhance the execution of our growth strategy by allowing us to pursue joint acquisition opportunities or to acquire assets directly from Dynegy Inc.

    At the closing of this offering we will enter into a number of contracts with Dynegy Inc. or its affiliates, including:

    - a 20-year mixed NGL and NGL product purchase and sale agreement pursuant to which we will purchase all mixed NGLs and NGL products owned or controlled by Dynegy Midstream Services, Limited Partnership, a wholly-owned subsidiary of Dynegy Inc.;

    - a 3-year agreement with Dynegy Holdings Inc., a wholly-owned subsidiary of Dynegy Inc., to provide credit support for our purchases of mixed NGLs and NGL products; and

    - an omnibus agreement with Dynegy Inc. and Dynegy Midstream, which contains limited non-competition and environmental indemnification provisions and also provides for administrative services.

    These agreements are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Certain Relationships and Related Transactions."

OUR RELATIONSHIP WITH CHEVRONTEXACO

    In August 1996, Dynegy Inc. completed a business combination with a subsidiary of Chevron Corporation, pursuant to which substantially all of Chevron's midstream energy assets were merged into Dynegy Inc.'s operations. In connection with this transaction, Dynegy Midstream entered into long-term NGL agreements with Chevron and its affiliates to provide significant services including:

    - purchasing or marketing substantially all of the mixed NGLs and NGL products produced or controlled by Chevron in the United States;

    - supplying NGL products to Chevron's refining and chemical affiliates in the United States; and

    - providing transportation services in connection with Chevron's mixed NGLs and NGL products.

    At the closing of this offering, we will succeed to substantially all of Dynegy Midstream's long-term agreements with the former Chevron. In October 2001, Chevron completed a merger with Texaco Inc., forming ChevronTexaco. Dynegy Inc. is in the process of expanding its commercial relationship with ChevronTexaco to include its purchase of substantially all of the United States natural gas and NGL production of the former Texaco. As part of this expanded relationship, we have executed agreements providing for our purchase of substantially all of the domestic mixed NGLs and NGL products produced or controlled by the former Texaco through August 31, 2006. The NGL volumes received pursuant to this agreement will be sold through our distribution and marketing services business. All historical financial and operating data with respect to ChevronTexaco included in this prospectus reflect business activity with Chevron prior to its merger with Texaco.

BUSINESS STRATEGY

    Our primary business strategies are:

    - to grow our business through strategic acquisitions to increase per unit cash flow;

    - to maximize the benefits of our relationships with Dynegy Inc. and ChevronTexaco;

    - to generate stable cash flows to make quarterly cash distributions; and

    - to manage our exposure to commodity price risk.

COMPETITIVE STRENGTHS

    We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

    AFFILIATION WITH DYNEGY INC. AND CHEVRONTEXACO. We believe our relationships with Dynegy Inc. and ChevronTexaco provide us with significant business opportunities, including access to growth-oriented management with a broad range of transaction experience and contacts throughout the energy industry. We expect to pursue strategic acquisitions independently and jointly with Dynegy Inc., and we may have the opportunity to make acquisitions directly from Dynegy Inc. or ChevronTexaco. Additionally, Dynegy Inc. and ChevronTexaco own significant domestic volumes of mixed NGLs and NGL products, substantially all of which we have the right to purchase through our distribution and marketing services business.

    STRATEGIC LOCATION. We operate fractionation, storage and marine terminal facilities that are strategically located along the Texas Gulf Coast in and around Mont Belvieu, Texas, the hub of the domestic NGL industry.

    SIGNIFICANT MARKET POSITION. We are a leading participant in the domestic NGL fractionation, storage, terminal and transportation businesses. We are also a significant provider of NGL distribution and marketing services, selling an average of 490,000 barrels of NGL products per day in 2001. Our extensive operations provide us with broad-based, real time market information regarding NGL supply and demand.

    VERTICALLY INTEGRATED OPERATIONS. Our vertically integrated assets permit us to generate revenues throughout all facets of the NGL business, including the transportation of mixed NGLs from production areas, the fractionation of mixed NGLs into NGL products, the provision of storage and terminalling services and the transportation, distribution and marketing of NGL products to end-users.

    EXPERIENCED MANAGEMENT AND OPERATIONAL EXPERTISE. Our directors, senior executives and key officers include some of the most senior officers of Dynegy Inc. and have extensive experience in the natural gas, refining, petrochemical, gas processing and NGL businesses. We believe we have established a reputation in the NGL industry as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient operation of our facilities. Our operating assets are currently ranked in the top quartile in safety performance among our peer group in the gas processing and midstream businesses.

    SIGNIFICANT FINANCIAL FLEXIBILITY. Upon the closing of this offering, we will enter into a $275 million bank credit facility, which will include a $125 million term loan and a $150 million revolving credit facility. We expect the entire amount of the term loan to be borrowed at closing. We will have the ability to issue additional common units, which, combined with our additional borrowing capacity under our revolving credit facility, should give us the resources to finance strategic opportunities as they arise.

SUMMARY OF RISK FACTORS

    An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of common units. Please carefully read the risks relating to these matters described under "Risk Factors."

    RISKS INHERENT IN OUR BUSINESS

    - We may not have sufficient cash to enable us to pay the minimum quarterly distribution each quarter.

    - Our profitability depends upon demand for the services we provide and the prices for mixed NGLs and NGL products.

    - Our profitability depends upon the availability of a supply of mixed NGLs.

    - We may suffer losses as a result of changes in market prices for mixed NGLs and NGL products.

    - We depend upon Dynegy Inc. and a limited number of third parties for a majority of the mixed NGLs fractionated at the Cedar Bayou fractionator and the NGL products we distribute and market.

    - If the credit support provided by Dynegy Holdings is terminated or diminished, our cost of doing business may increase if our customers require us to provide additional or different credit support.

    - An adverse result in Dynegy Inc.'s and its affiliates' legal proceedings relating to Enron could have a material adverse effect on us.

    - Restrictions in debt agreements may prevent us from engaging in some beneficial transactions and from paying distributions.

    - Unauthorized purchases or sales of mixed NGLs or NGL products by our employees could result in significant losses.

    - Our business would be adversely affected if service at our facilities or transportation of mixed NGLs and NGL products were interrupted.

    - Our market is highly competitive.

    - Our business is seasonal.

    RISKS INHERENT IN AN INVESTMENT IN THE COMMON UNITS

    - Cost reimbursements and fees due our general partner may be substantial and will reduce our cash available for distribution to you.

    - Dynegy Inc. and its affiliates have conflicts of interests and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our unitholders.

    - Unitholders have less power to elect or remove management than holders of common stock in a corporation.

    - You will experience immediate and substantial dilution of $5.90 per common unit.

    - We may issue additional common units without your approval, which would dilute your ownership interest.

    TAX RISKS TO COMMON UNITHOLDERS

    - The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

    - A successful IRS contest of the federal income tax positions we take may adversely affect the market for our common units and the costs of any contest will be borne by our unitholders and our general partner.

    - You may be required to pay taxes on income from us even if you do not receive any cash distributions.

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

    All of our operations will be conducted through, and our operating assets will be owned by, our subsidiaries. We will own all of our subsidiaries through Dynegy Operating Partners L.P. Upon consummation of the offering of the common units and the related transactions:

    - Dynegy DEP GP LLC, our general partner, will own the 2% general partner interest in us;

    - an affiliate of Dynegy Inc. will own 1,100,000 common units and 8,750,000 subordinated units, representing an aggregate 55.2% limited partner interest in us;

    - we will own all of the limited partner interests in the operating partnership; and

    - the operating partnership will own its various subsidiary companies.

    Our general partner is entitled to distributions on its general partner interest and to distributions, if any, on its incentive distribution rights. Our general partner has sole responsibility for conducting our business and for managing our operations. Dynegy Inc. will provide us with various corporate staff and support services. All direct general and administrative expenses associated with Dynegy's provision of services to us will be charged to us as incurred. In addition, Dynegy Inc. will be reimbursed for the indirect costs and expenses it incurs in rendering these services, including an overhead allocation to us of Dynegy Inc.'s indirect general and administrative expenses. The reimbursement amount with respect to indirect general and administrative services will not exceed $2 million for the first year following the closing of this offering, but is subject to increase in subsequent years. The reimbursement amount with respect to direct general and administrative expenses is not subject to this cap. Please read "Certain Relationships and Related Transactions."

    Our principal executive offices are located at 1000 Louisiana, Suite 5800, Houston, Texas 77002, and our phone number is (713) 507-6400.

    The chart on the following page depicts the organization and ownership of Dynegy Energy Partners and the operating partnership after giving effect to the offering of the common units and the related formation transactions.

[CHART INDICATING OWNERSHIP STRUCTURE OF PARTNERSHIP AND RELATED ENTITIES]

                                  THE OFFERING

Common units offered to the
  public..................................  7,650,000 common units.

                                            8,750,000 common units if the underwriters exercise
                                            their over-allotment option in full. To the extent that
                                            the underwriters do not exercise their over-allotment
                                            option to purchase 1,100,000 common units, an affiliate
                                            of our general partner will be obligated to purchase
                                            these common units at the initial public offering price.

Units outstanding after this
  offering................................  8,750,000 common units and 8,750,000 subordinated units, each class representing a 49% limited partner interest
                                            in us.

Cash distributions........................  Common units are entitled to receive distributions of available cash of $0.4375 per quarter, or $1.75 on an
                                            annualized basis, before any distributions are paid on
                                            our subordinated units. In general, we will pay any cash
                                            distributions we make each quarter in the following
                                            manner:

                                            - first, 98% to the common units and 2% to our general
                                              partner, until each common unit has received a minimum
                                              quarterly distribution of $0.4375 plus any arrearages
                                              from prior quarters;

                                            - second, 98% to the subordinated units and 2% to our
                                              general partner, until each subordinated unit has
                                              received a minimum quarterly distribution of $0.4375;
                                              and

                                            - third, 98% to all unitholders, pro rata, and 2% to our
                                              general partner, until each unit has received a total
                                              distribution of $0.4875.

                                            If cash distributions exceed $0.4875 per unit in a
                                            quarter, our general partner will receive increasing
                                            percentages, up to 50%, of the cash we distribute in
                                            excess of that amount. We refer to these distributions
                                            as "incentive distributions."

                                            We must distribute all of our cash on hand at the end of
                                            each quarter, less reserves established by our general
                                            partner. We refer to this cash as "available cash," and
                                            we define its meaning in our partnership agreement and
                                            in the glossary in Appendix C. The amount of available
                                            cash may be greater than or less than the minimum
                                            quarterly distribution.

                                            We believe that, based on the assumptions listed on page
                                            39 of this prospectus, we will have sufficient cash from
                                            operations to make the minimum quarterly distribution of
                                            $0.4375 for each quarter through June 30, 2003. The
                                            amount of pro forma cash available for distribution
                                            generated during 2001 would have been sufficient to
                                            allow us to pay the minimum quarterly distribution on
                                            all of the units during this period. Please read "Cash
                                            Available for Distribution."

Subordination period......................  The subordination period will end once we meet the financial tests in the partnership agreement, but it
                                            generally cannot end before June 30, 2007. When the
                                            subordination period ends, all subordinated units will
                                            convert into common units on a one-for-one basis, and
                                            the common units will no longer be entitled to
                                            arrearages.

Early conversion of subordinated units....  If we meet the financial tests in the partnership agreement for any quarter ending on or after June 30,
                                            2005, 25% of the subordinated units will convert into
                                            common units. If we meet these tests for any quarter
                                            ending on or after June 30, 2006, an additional 25% of
                                            the subordinated units will convert into common units.
                                            The early conversion of the second 25% of the
                                            subordinated units may not occur until at least one year
                                            after the early conversion of the first 25% of
                                            subordinated units.

Issuance of additional units..............  In general, during the subordination period we can issue up to 4,375,000 additional common units without
                                            obtaining unitholder approval. We can also issue an
                                            unlimited number of common units for acquisitions or
                                            debt repayments that increase cash flow from operations
                                            per unit on a pro forma basis. Please read "The
                                            Partnership Agreement--Issuance of Additional
                                            Securities."

Voting rights.............................  Our general partner will manage and operate Dynegy
                                            Energy Partners. Unlike the holders of common stock in a
                                            corporation, you will have only limited voting rights on
                                            matters affecting our business. You will have no right
                                            to elect our general partner or its directors on an
                                            annual or other continuing basis. The general partner
                                            may not be removed except by a vote of the holders of at
                                            least 66 2/3% of the outstanding units, including any
                                            units owned by our general partner and its affiliates.
                                            At the closing of this offering, affiliates of the
                                            general partner will own enough units to prevent its
                                            removal. Furthermore, any units held by a person that
                                            owns 20% or more of any class of units then outstanding,
                                            other than the general partner, its affiliates, their
                                            transferees, and persons who acquired such units with
                                            the prior approval of the board of directors of the
                                            general partner, cannot vote on any matter.

Limited call right........................  If at any time our general partner and its affiliates own 80% or more of the outstanding common units, our
                                            general partner has the right, but not the obligation,
                                            to purchase all of the remaining common units at a price
                                            not less than the then-current market price of the
                                            common units.

Estimated ratio of taxable income to
  distributions...........................  We estimate that if you hold the common units you purchase in this offering through December 31, 2004, you
                                            will be allocated, on a cumulative basis, an amount of
                                            federal taxable income for that period that will be
                                            approximately     % of the cash distributed to you with
                                            respect to that period. Please read "Material Tax
                                            Consequences--Tax Consequences of Unit Ownership--Ratio
                                            of Taxable Income to Distributions" for the basis of
                                            this estimate.

Exchange listing..........................  We have applied to list the common units on The New York
                                            Stock Exchange under the symbol "DEP."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table shows summary historical financial and operating data of the Dynegy Energy Partners Predecessor and pro forma financial data of Dynegy Energy Partners, in each case for the periods and as of the dates indicated. The summary historical financial data for the Dynegy Energy Partners Predecessor for 1999, 2000 and 2001 are derived from the audited financial statements of the Dynegy Energy Partners Predecessor. The summary historical financial data for the Dynegy Energy Partners Predecessor for 1997 and 1998 are derived from the unaudited financial statements of the Dynegy Energy Partners Predecessor.

    The summary pro forma financial statements of Dynegy Energy Partners show the pro forma effect of:

    - the contributions of certain assets and liabilities of the Dynegy Energy Partners Predecessor to our operating partnership;

    - the completion of this offering;

    - initial borrowings of $125 million under our new $275 million bank credit facility;

    - the assignment of third party NGL exchange agreements from Dynegy Midstream to us;

    - the execution of various commercial agreements with Dynegy Midstream; and

    - the execution of an omnibus agreement with Dynegy Inc. and Dynegy Midstream in connection with the closing of this offering.

    The summary pro forma financial and operating data for 2001 are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes the offering and related transactions occurred as of December 31, 2001, and the pro forma statement of operations assumes the offering and related transactions occurred on January 1, 2001.

    We define EBITDA as net income plus depreciation and amortization expense and interest expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, cash flows from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

    Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets or to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

    We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              DYNEGY ENERGY
                                                                                                              PARTNERS L.P.
                                                    DYNEGY ENERGY PARTNERS PREDECESSOR--HISTORICAL              PRO FORMA
                                           ----------------------------------------------------------------   --------------
                                                                                                                YEAR ENDED
                                                               YEAR ENDED DECEMBER 31,                         DECEMBER 31,
                                           ----------------------------------------------------------------   --------------
                                              1997          1998          1999         2000         2001           2001
                                           -----------   -----------   ----------   ----------   ----------   --------------
                                           (UNAUDITED)   (UNAUDITED)                                           (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................   $2,783,249    $1,824,297    $2,549,181   $4,251,457   $3,888,199     $3,897,299
Cost of sales...........................    2,759,504     1,742,374     2,444,687    4,148,001    3,792,274      3,804,774
                                           ----------    ----------    ----------   ----------   ----------     ----------
Operating margin........................   $   23,745    $   81,923    $  104,494   $  103,456   $   95,925     $   92,525
Depreciation and amortization...........       12,024        13,886        14,016       17,288       18,578         18,578
Impairment charge.......................       10,603            --            --           --           --             --
General and administrative expenses.....       14,715        18,138        23,883       22,045       24,508         20,852
                                           ----------    ----------    ----------   ----------   ----------     ----------
Operating income (loss).................   $  (13,597)   $   49,899    $   66,595   $   64,123   $   52,839     $   53,095
Equity in earnings (loss) of an
  unconsolidated affiliate..............         (149)           (9)          193          138           --             --
Interest expense........................      (27,101)      (22,674)      (22,012)     (22,701)     (19,534)        (8,617)
Other income (expense), net.............        3,478            28          (630)      (1,397)        (831)          (831)
Minority interest in income of a
  subsidiary............................           --        (1,911)       (1,942)      (1,183)      (2,118)        (2,118)
                                           ----------    ----------    ----------   ----------   ----------     ----------
Net income (loss).......................   $  (37,369)   $   25,333    $   42,204   $   38,980   $   30,356     $   41,529
                                           ==========    ==========    ==========   ==========   ==========     ==========
Net income per unit.....................                                                                        $     2.33
                                                                                                                ==========
BALANCE SHEET DATA (AT PERIOD END):
Total assets............................   $  587,766    $  480,341    $  646,362   $  946,755   $  610,989     $  626,689
Payable to affiliates/Long-term debt....      336,563       314,135       317,789      316,980      229,600        125,000
Combined equity/partners' capital.......        1,559        26,714        68,918      107,898      137,546        257,846
CASH FLOW DATA:
Net cash flow provided by (used in):
  Operating activities..................   $  (11,121)   $   (5,194)   $    8,734   $   (1,271)  $    9,512
  Investing activities..................           --        (2,356)       (6,993)        (886)      (4,254)
  Financing activities..................           --        13,221        (2,739)      (1,667)      (2,094)
OTHER FINANCIAL DATA:
EBITDA..................................   $   12,359    $   61,893    $   78,232   $   78,969   $   68,468     $   68,724
Maintenance capital expenditures........        5,530         3,298         3,429        8,367       11,172         11,172
Expansion capital expenditures..........        6,864         5,745         7,512       16,658        7,501          7,501
  Total capital expenditures............       12,394         9,043        10,941       25,025       18,673         18,673
OPERATING DATA (MBBLS/DAY) (UNAUDITED):
Volumes fractionated....................                                      173          187          189            189
Volumes purchased from:
  Dynegy Midstream......................                                      112           94           80             80
  ChevronTexaco.........................                                       77           71           63             63
  Other.................................                                      274          303          344            344
                                                                       ----------   ----------   ----------     ----------
  TOTAL.................................                                      463          468          487            487
                                                                       ==========   ==========   ==========     ==========
Volumes sold:
  Refinery services.....................                                       35           41           41             41
  Wholesale propane.....................                                       48           53           51             51
  Marketing.............................                                      374          368          398            398
                                                                       ----------   ----------   ----------     ----------
  TOTAL.................................                                      457          462          490            490
                                                                       ==========   ==========   ==========     ==========

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

    Dynegy DEP GP LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. Because our general partner is indirectly owned by Dynegy Inc., however, its officers and directors have fiduciary duties to manage the business of our general partner in a manner beneficial to Dynegy Inc. and its stockholders. The officers and directors of our general partner have significant relationships with, and responsibilities to, Dynegy Inc. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and Dynegy Inc. and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

    Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that, without such consent, might otherwise be considered a breach of fiduciary or other duties under applicable state law.

    For a description of our other relationships with our affiliates, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Contractual Obligations and Commercial Commitments" and "Certain Relationships and Related Transactions."

                                  RISK FACTORS

    LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM THE CAPITAL STOCK OF A CORPORATION, ALTHOUGH MANY OF THE BUSINESS RISKS TO WHICH WE ARE SUBJECT ARE SIMILAR TO THOSE THAT WOULD BE FACED BY A CORPORATION ENGAGED IN A SIMILAR BUSINESS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS IN EVALUATING AN INVESTMENT IN THE COMMON UNITS.

    IF ANY OF THE FOLLOWING RISKS WERE ACTUALLY TO OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT CASE, WE MIGHT NOT BE ABLE TO PAY DISTRIBUTIONS ON OUR COMMON UNITS, THE TRADING PRICE OF OUR COMMON UNITS COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS INHERENT IN OUR BUSINESS

WE MAY NOT HAVE SUFFICIENT CASH TO ENABLE US TO PAY THE MINIMUM QUARTERLY DISTRIBUTION EACH QUARTER.

    We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

    - the prices of mixed NGLs and NGL products;

    - the volume of mixed NGLs and NGL products we fractionate, store, terminal and transport and for which we provide distribution and marketing services;

    - the level of our operating costs, including payments to our general partner; and

    - prevailing economic conditions.

    In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

    - the costs of acquisitions, if any;

    - fluctuations in our working capital;

    - the level of capital expenditures we make;

    - restrictions contained in our debt instruments and our debt service requirements;

    - our ability to make working capital borrowings under our revolving credit facility; and

    - the amount, if any, of cash reserves established by our general partner in its discretion.

    You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

OUR PROFITABILITY DEPENDS UPON DEMAND FOR THE SERVICES WE PROVIDE AND THE PRICES FOR MIXED NGLS AND NGL PRODUCTS.

    The mixed NGLs we fractionate have a variety of applications, including as heating fuels, petrochemical feedstocks and refining blend stocks. A reduction in demand for NGL products by end-users, whether because of general economic conditions, reduced demand by consumers for products made with NGL products, increased competition from petroleum-based products due to pricing differences, mild winter weather or other reasons, could result in a decline in the volume of

NGL products we handle or could reduce the fees we charge for our services, which could have a material adverse effect on our results of operations.

    ETHANE. Ethane is typically supplied as purity ethane or as part of ethane-propane mix. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Although ethane is typically extracted as part of the mixed NGL stream at gas processing plants, if natural gas prices increase significantly in relation to NGL product prices or if the demand for ethylene falls, it may be more profitable for natural gas producers to leave the ethane in the natural gas stream thereby reducing the volume of NGLs delivered for fractionation. We have experienced periods in the past when natural gas producers have retained ethane in the natural gas stream and may experience such periods in the future. There can be no assurance that similar decisions by natural gas producers in the future would not have a material adverse effect on our results of operations.

    PROPANE. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating, engine and industrial fuel. Changes in demand for ethylene and propylene could adversely affect demand for propane. The demand for propane as a heating fuel is significantly affected by weather conditions. The volume of propane sold is at its highest during the six-month peak heating season of October through March. Demand for our propane may be reduced during periods of warmer-than-normal weather. Any reduced demand for propane could have a material adverse effect on our results of operations.

    NORMAL BUTANE. Normal butane is used in the production of isobutane, as a refined product blending component, as a fuel gas, either alone or in a mixture with propane, and in the production of ethylene and propylene. Changes in the mandated composition of refined products, demand for heating fuel and for ethylene and propylene could adversely affect demand for normal butane and our results of operations.

    ISOBUTANE. Isobutane is predominantly used in refineries to produce alkylates to enhance octane levels and in the production of MTBE, both of which are used in motor gasoline. Accordingly, any action that reduces demand for motor gasoline in general or MTBE in particular might similarly reduce demand for isobutane. Many states have banned or restricted the use of MTBE in gasoline commencing as early as 2003 in response to concerns about MTBE's adverse impact on ground or surface water. Any reduced demand for isobutane as a result of these or other factors could have a material adverse effect on our results of operations.

    NATURAL GASOLINE. Natural gasoline is used as a blending component for certain refined products and as a feedstock used in the production of ethylene and propylene. Changes in the mandated composition of motor gasoline and in demand for ethylene and propylene could adversely affect demand for natural gasoline and our results of operations.

OUR PROFITABILITY DEPENDS UPON THE AVAILABILITY OF A SUPPLY OF MIXED NGLS.

    Our profitability is materially affected by the volume of mixed NGLs fractionated at our Cedar Bayou fractionator. A material decrease in natural gas production from producing areas that we rely on, as a result of depressed commodity prices or otherwise, could result in a decline in the volume of NGL products delivered to our Cedar Bayou fractionator for fractionation, thereby reducing our revenues and operating income. Depressed natural gas prices may result in producers shutting in natural gas wells, resulting in a decline of mixed NGL production. This decline in supply could have a material adverse effect on our results of operations.

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WE MAY SUFFER LOSSES AS A RESULT OF CHANGES IN MARKET PRICES FOR MIXED NGLS AND
NGL PRODUCTS.

    In 2001, we sold an average of 490,000 barrels per day of mixed NGLs and NGL products in connection with our distribution and marketing services business. We took title to all of these volumes. Our profitability in this business is accordingly dependent on the relative prices of mixed NGLs and NGL products we purchase compared to the prices of the mixed NGLs and NGL products we sell. If the market prices upon the sale of NGL products are lower than our acquisition costs, we may incur significant operating losses. Market prices for mixed NGLs and NGL products are determined by supply and demand factors which are beyond our control. We do not typically acquire and hold inventory of mixed NGLs and NGL products for the purpose of speculating on commodity prices. In order to support our marketing and distribution business, however, we are required to establish reserves of certain NGL products to permit us to respond to seasonal demand for such products. Our efforts to maintain a position that is substantially balanced between our physical inventories and our purchase obligations as compared to our NGL product sales commitments may not be sufficient to avoid losses in the event of unforeseen market developments.

WE DEPEND UPON DYNEGY INC. AND A LIMITED NUMBER OF THIRD PARTIES FOR A MAJORITY OF THE MIXED NGLS FRACTIONATED AT THE CEDAR BAYOU FRACTIONATOR AND THE NGL PRODUCTS WE DISTRIBUTE AND MARKET.

    FEEDSTOCK FOR CEDAR BAYOU FRACTIONATOR. The majority of the NGL feedstock for the Cedar Bayou fractionator is supplied by affiliates of BP and Williams, and by our purchases of mixed NGLs from Dynegy Midstream. In 2001, our distribution and marketing services segment accounted for 48% of the supply of mixed NGLs fractionated at the Cedar Bayou fractionator. In addition, Williams and BP supplied 25% and 12%, respectively, of the mixed NGLs we fractionated at the Cedar Bayou fractionator. If these supplies were to decrease materially for any reason, we would experience difficulty in replacing those lost barrels. Because our operating costs are primarily fixed, a reduction in the supply of mixed NGLs from these parties would result in a reduction of our revenues and a decline in net income and cash flow, which would reduce our ability to make distributions to our unitholders.

    KEY CUSTOMERS AND SUPPLIERS. We depend upon a number of key customers and suppliers, including Dynegy Midstream, ChevronTexaco and Chevron Phillips Chemical Company. During the year ended December 31, 2001, approximately 16% and 13% of our mixed NGL and NGL product purchase volumes were made from Dynegy Midstream and ChevronTexaco, respectively, and approximately 20% of our NGL sales volumes were made to Chevron Phillips.

    In connection with the closing of this offering, we will enter into a number of 20-year commercial agreements with Dynegy Midstream, one of which will provide for our purchase of all mixed NGLs and NGL products owned or controlled by Dynegy Midstream. Our contract with ChevronTexaco, which provides for our purchase of substantially all of ChevronTexaco's mixed NGLs and NGL products, is currently scheduled to expire on August 31, 2006. Our contract with Chevron Phillips to supply its NGL feedstock requirements is also currently scheduled to expire on August 31, 2006. Moreover, these contracts may be terminated under certain circumstances, including for reasons of force majeure. In addition to these long-term arrangements, we derive a significant portion of our revenues pursuant to short-term contracts. For the year ended December 31, 2001, approximately 12% of our sales volumes were made on a spot basis to Louis Dreyfus Plastics. The loss of these or other significant customers, or any material reduction in the services we provide such customers, would materially adversely affect our results of operations.

IF THE CREDIT SUPPORT PROVIDED BY DYNEGY HOLDINGS IS TERMINATED OR DIMINISHED, OUR COST OF DOING BUSINESS MAY INCREASE IF OUR CUSTOMERS REQUIRE US TO PROVIDE ADDITIONAL OR DIFFERENT CREDIT SUPPORT.

    We will engage in transactions involving large dollar volumes, and therefore our credit standing and capital resources will be important aspects of our business. Our financial resources will be a major

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consideration for parties that enter into transactions with us, and such parties may require letters of credit, other credit support or evidence of financial responsibility prior to entering into transactions with us. Our general partner believes that our ability to obtain credit to support our purchases of mixed
NGLs and NGL products will be fundamental to our business.

    In connection with the closing of this offering, we will enter into a credit support agreement with Dynegy Holdings Inc., a wholly owned subsidiary of Dynegy Inc., pursuant to which Dynegy Holdings will agree to provide credit support related to our purchase of mixed NGLs and NGL products in the ordinary course of our business. The aggregate amount of the credit support agreement will be limited to $ million and the facility will have a term of three years. This credit support agreement will replace the guarantees that Dynegy Inc. and Dynegy Holdings currently provide to support our operations. This credit support agreement may terminate in the event we or certain of our subsidiaries obtain investment grade credit ratings or our general partner is removed as general partner. If Dynegy Holdings' ratings were to decline below investment grade or its creditworthiness were to decline, our customers might require us to provide additional or different credit support. In the event that we are unable to establish our creditworthiness to the satisfaction of our customers, our results of operations and financial condition would be materially adversely affected.

AN ADVERSE RESULT IN DYNEGY INC.'S AND ITS AFFILIATES' LEGAL PROCEEDINGS RELATING TO ENRON COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    On November 28, 2001, our ultimate parent company, Dynegy Inc., terminated its merger agreement with Enron Corp. On December 2, 2001, Enron filed a voluntary petition for Chapter 11 reorganization under the Federal bankruptcy laws and filed an adversary proceeding in the bankruptcy court alleging, among other things, that Dynegy Inc. breached the merger agreement by terminating the agreement and that Dynegy Inc. owes Enron damages of at least $10 billion based on such alleged breach.

    Dynegy Inc.'s management has publicly stated that it believes that Enron's adversary proceeding against Dynegy Inc. has no merit. Dynegy Inc. filed its answer to Enron's adversary proceeding on February 4, 2002 detailing its reasons for terminating the merger agreement. Given our significant dependence on Dynegy Inc. and its affiliates, an adverse result in Enron's damage action against Dynegy Inc. or in any other legal proceedings pertaining to Enron could have a material adverse effect on us.

RESTRICTIONS IN DEBT AGREEMENTS MAY PREVENT US FROM ENGAGING IN SOME BENEFICIAL TRANSACTIONS AND FROM PAYING DISTRIBUTIONS.

    Upon completion of this offering, we expect our total outstanding long-term indebtedness to be approximately $125 million of debt under our bank credit facility. Our payment of principal and interest on our debt will reduce the cash available for distribution on our units. In addition, we will be prohibited by our credit facility from making cash distributions during an event of default or if the payment of a distribution would cause an event of default. Our leverage and various limitations in our credit facility may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities.

    Dynegy Inc.'s and its affiliates' revolving credit agreements limit the aggregate amount of debt Dynegy Inc. and its consolidated subsidiaries, including us, may borrow. Since Dynegy Inc. and some of its affiliates will own and control our general partner, we may not be permitted to incur additional debt if the effect would be to cause an event of default under Dynegy Inc.'s or its affiliates' revolving credit agreements. Any subsequent refinancing of Dynegy Inc.'s or its affiliates' debt or our current debt or any new debt could have similar or greater restrictions.

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UNAUTHORIZED PURCHASES OR SALES OF MIXED NGLS OR NGL PRODUCTS BY OUR EMPLOYEES
COULD RESULT IN SIGNIFICANT LOSSES.

    We have adopted various internal policies and procedures designed to monitor our purchases and sales of mixed NGLs and NGL products to ensure that we maintain a position that is substantially balanced between our physical inventories and our purchase obligations as compared to our NGL product sales commitments. These policies and procedures are designed, in part, to prevent unauthorized purchases or sales of mixed NGLs or NGL products by our employees. We cannot assure you, however, that these steps will detect and prevent all violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF SERVICE AT OUR FACILITIES OR TRANSPORTATION OF MIXED NGLS AND NGL PRODUCTS WERE INTERRUPTED.

    Our operations are dependent upon the infrastructure for mixed NGLs and NGL products that interconnect our facilities along the Texas Gulf Coast as well as natural gas production areas, refiners and petrochemical plants. We, our suppliers and our customers are dependent upon these interconnections both to receive mixed NGLs and NGL products from producing and other areas and to deliver NGLs and NGL products to purchasers. Any reduction in capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in these pipelines. Any significant interruption in service at the facilities we own and operate or in third-party pipelines or facilities that we use in providing services to our customers could adversely affect our results of operations.

OUR MARKET IS HIGHLY COMPETITIVE.

    Our competitors include large oil, natural gas and petrochemical companies, some of whom have greater financial resources and access to mixed NGL supplies than we do. Our Cedar Bayou fractionator competes for volumes of mixed NGLs with three other fractionators at Mont Belvieu. Among its primary competitors are Enterprise Products, Diamond Koch and Gulf Coast Fractionators. Dynegy Inc. currently owns and will retain an ownership interest in Gulf Coast Fractionators, a joint venture among Conoco, Mitchell Energy and Dynegy Inc., following this offering. In addition, certain major producers fractionate mixed NGLs for their own account in captive facilities. The Mont Belvieu fractionators also compete on a more limited basis with two fractionators in Conway, Kansas and a number of decentralized, smaller fractionation facilities in Louisiana. In recent years, the Conway market has occasionally experienced higher posted prices for NGL products than prices at Mont Belvieu, causing customers to shift volumes to the Conway market for fractionation. Our customers who are significant producers of mixed NGLs and NGL products or consumers of NGL products may develop their own processing facilities in lieu of using our services or co-investing with us in new projects. Our principal competitors include Enterprise Products and TEPPCO, with respect to our Mont Belvieu underground storage facility, and Enterprise Products and EOTT, with respect to our Galena Park marine terminal.

OUR BUSINESS IS SEASONAL.

    While the volumes of mixed NGLS that we fractionate at our Cedar Bayou facility are generally stable on an average annual basis, they often vary on a seasonal basis. For example, we typically fractionate lower volumes during the winter months, when more mixed NGLs are fractionated by facilities closer to the field to capture propane for heating purposes and when natural gas wells and certain oil wells tend to be less productive. Conversely, we typically fractionate greater volumes during the summer months, when fewer mixed NGLs are locally fractionated for heating purposes, when natural gas wells tend to be more productive and when refineries have excess supply of mixed NGLs

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due to various regulatory restrictions. This seasonality in demand may cause our results of operations to lack predictability on a quarter to quarter basis.

    Similarly, weather conditions have a significant impact on the demand for propane because end-users depend on propane principally for heating purposes. Warmer-than-normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Lack of consumer demand for propane may also adversely affect the retailers we transact with in our wholesale propane marketing operations, exposing us to their inability to satisfy their contractual obligations to us.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED ON SEPTEMBER 11, 2001, HAVE RESULTED IN INCREASED COSTS, AND FUTURE WAR OR RISK OF WAR MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

    The impact that the terrorist attacks of September 11, 2001 may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror. We have incurred additional costs since September 11, 2001 to safeguard certain of our assets and we may be required to incur significant additional costs in the future.

    The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the September 11 attacks may make certain types of insurance more difficult for us to obtain. We may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11, 2001. There can be no assurance that insurance will be available to us without significant additional costs. A lower level of economic activity could also result in a decline in energy consumption which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

OUR OWNERSHIP INTEREST IN THE CEDAR BAYOU FRACTIONATOR MAY BE REDUCED UPON EXERCISE OF PURCHASE OPTIONS HELD BY OTHER PARTIES THAT, IF EXERCISED, COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    We currently own an 88% effective economic interest in the limited partnership that owns the Cedar Bayou fractionator. BP owns the remaining 12% interest and has an option to purchase an additional interest in the limited partnership, up to a maximum aggregate interest of 25%, at a contractually defined price. BP's option expires on October 1, 2004.

    Williams has an option to acquire a 5% ownership interest in the limited partnership in exchange for a commitment to deliver a specified volume of mixed NGLs to the facility through December 31, 2008. Williams also has an option to purchase an additional 15% ownership interest in this limited partnership from us at a contractually defined price. Both of Williams' options expire on October 1, 2004.

    If both BP and Williams exercise their respective options in full, our effective economic interest in the limited partnership that owns the Cedar Bayou fractionator would be reduced from 88% to 55.6%. We currently anticipate that we would receive proceeds of approximately $40 million upon full exercise of these options. Excluding the impact of the receipt or reinvestment of the proceeds of this exercise, and assuming that there are no increased throughput volumes associated with the new ownership percentages, our EBITDA in 2001 would have been reduced by approximately $6.9 million had these options been exercised as of January 1, 2001.

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WE MAY BE PROHIBITED FROM ACQUIRING OR OPERATING FRACTIONATION FACILITIES NEAR
MONT BELVIEU, TEXAS, OTHER THAN THE CEDAR BAYOU FRACTIONATOR.

    In connection with Dynegy Inc.'s 1996 acquisition of assets from Chevron U.S.A., Dynegy Inc. entered into a consent decree with the Federal Trade Commission that will prohibit us from acquiring, directly or indirectly, or operating additional fractionation facilities within ten miles of Mont Belvieu until December 12, 2006, without the approval of the Federal Trade Commission. Consequently, we may be unable to acquire additional fractionation capacity in the Mont Belvieu area until the expiration of the consent order.

POTENTIAL FUTURE ACQUISITIONS AND EXPANSIONS, IF ANY, MAY AFFECT OUR BUSINESS BY SUBSTANTIALLY INCREASING THE LEVEL OF OUR INDEBTEDNESS AND CONTINGENT LIABILITIES AND CREATING INTEGRATION DIFFICULTIES.

    From time to time, we will evaluate and acquire assets or businesses that we believe complement our existing business and related assets. These acquisitions may require substantial capital or the incurrence of additional indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

WE ARE SUBJECT TO OPERATING AND LITIGATION RISKS THAT MAY NOT BE COVERED BY INSURANCE.

    Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

OUR BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION WITH RESPECT TO ENVIRONMENTAL, SAFETY AND OTHER REGULATORY MATTERS.

    Our business is subject to the jurisdiction of governmental agencies with respect to a wide range of environmental, safety and other regulatory matters. For example, the Railroad Commission of Texas regulates our Mont Belvieu underground storage facility, the U.S. Coast Guard regulates our barge operations and marine terminal, the U.S. Department of Transportation regulates our tank trucks, certain pipelines and other logistic assets and the Federal Energy Regulatory Commission regulates two of our Houston-area pipelines. In addition, our operations are subject to permit requirements and increasingly stringent regulations under numerous environmental laws, such as the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, and similar state and local laws. We could be adversely affected by increased costs due to more strict pollution control requirements or liabilities resulting from compliance with future required operating or other regulatory permits. New environmental regulations might adversely impact our activities. Federal and state agencies also could impose additional safety requirements, any of which could affect our profitability. In addition, there are risks of accidental releases or spills associated with our operations, and there can be no assurance that material costs and liabilities will not be incurred, including those relating to claims for damages to property and persons.

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THE LOSS OF KEY PERSONNEL WOULD NEGATIVELY IMPACT OUR BUSINESS.

    Our success will be largely dependent upon the continued services of members of our senior management team. Our senior executive officers have significant experience in the NGL industry as a result of which they have developed and established relationships with a broad range of industry participants. The loss of any of these executives and the business relationships they have established could have a material adverse effect on our results of operations.

RISKS INHERENT IN AN INVESTMENT IN THE COMMON UNITS

COST REIMBURSEMENTS AND FEES DUE OUR GENERAL PARTNER MAY BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION TO YOU.

    Payments to our general partner will be substantial and will reduce the amount of available cash for distribution to unitholders. Under the omnibus agreement, Dynegy Inc. will provide us with corporate staff, support and operating services that are substantially identical in nature and quality to the services provided by Dynegy Inc. during the one-year period prior to the closing date. As compensation for providing these services, Dynegy Inc. will be reimbursed for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Dynegy Inc.'s indirect general and administrative expenses. The reimbursement amount with respect to indirect general and administrative expenses is capped at $2 million, subject to adjustment, for the first five years. After this five-year period, our general partner will determine the general and administrative expenses that will be allocated to us. General and administrative expenses directly associated with providing services to us are not included in the overhead allocation pool and are therefore not subject to the $2 million cap.

DYNEGY INC. AND ITS AFFILIATES HAVE CONFLICTS OF INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH MAY PERMIT THEM TO FAVOR THEIR OWN INTERESTS TO THE DETRIMENT OF OUR UNITHOLDERS.

    Following the offering, Dynegy Inc. and its affiliates will own a 2% general partner interest and a 55.2% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between Dynegy Inc. and its affiliates, including our general partner, on the one hand, and us, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

    - Some officers of Dynegy Inc. who will provide services to us will also devote significant time to the businesses of Dynegy Inc. and will be compensated by Dynegy Inc. for that time.

    - Neither our partnership agreement nor any other agreement requires
      Dynegy Inc. to pursue a business strategy that favors us or utilizes our assets. Dynegy Inc.'s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Dynegy Inc. without regard to the best interests of the common unitholders.

    - Dynegy Inc. and its affiliates may compete with us, subject to the limitations set forth in the omnibus agreement.

    - Our general partner is allowed to take into account the interests of parties other than us, such as Dynegy Inc., in resolving conflicts of interest, which has the effect of reducing its fiduciary duty to our unitholders.

    - Our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that, without such consent, might otherwise constitute a breach of fiduciary or other duties under applicable state law.

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    - Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders.

    - Our general partner determines which costs incurred by Dynegy Inc. and its affiliates are reimbursable by us, subject to a five-year cap on some indirect general and administrative expenses.

    - Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

    - Our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the commercial agreements with Dynegy Inc. and its affiliates.

    - Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

    - In some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to hasten the expiration of the subordination period.

    - Our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

UNITHOLDERS HAVE LESS POWER TO ELECT OR REMOVE MANAGEMENT THAN HOLDERS OF COMMON STOCK IN A CORPORATION.

    Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis.

    The board of directors of our general partner is chosen by Dynegy Inc. and its affiliates. Although our general partner has a fiduciary duty to manage our partnership in a manner beneficial to Dynegy Energy Partners and the unitholders, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Dynegy Inc. and its stockholders.

    Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. First, our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because our general partner and its affiliates will initially control approximately 55.2% of all the units, our general partner currently cannot be removed without the consent of our general partner and its affiliates. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which preferences would otherwise have continued until we had met certain distribution and performance tests.

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    Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

    Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision which states that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

    As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF $5.90 PER COMMON UNIT.

    The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $14.10 per unit after this offering. Based on an assumed initial public offering price of $20.00, you will incur immediate and substantial dilution of $5.90 per common unit. The main factor causing dilution is related to the fact that our general partner and its affiliates acquired interests in us at equivalent per unit prices less than the public offering price. Please read "Dilution."

WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR APPROVAL, WHICH WOULD DILUTE YOUR OWNERSHIP INTEREST.

    During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 4,375,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

    - the issuance of common units in connection with acquisitions or debt repayments that increase cash flow from operations per unit on a pro forma basis;

    - the conversion of subordinated units into common units;

    - the conversion of units of equal rank with the common units into common units under some circumstances;

    - the conversion of our general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner; or

    - issuances of common units under our long-term incentive plan.

    After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

    The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

    - our unitholders' proportionate ownership interest in us will decrease;

    - the amount of cash available for distribution on each unit may decrease;

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    - because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

    - the relative voting strength of each previously outstanding unit may be diminished; and

    - the market price of the common units may decline.

THE CONTROL OF OUR GENERAL PARTNER MAY BE TRANSFERRED TO A THIRD PARTY WITHOUT UNITHOLDER CONSENT.

    The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of our general partner to transfer its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and to control the decisions taken by our general partner.

OUR GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY REQUIRE YOU TO SELL YOUR COMMON UNITS AT AN UNDESIRABLE TIME OR PRICE.

    If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read "The Partnership Agreement--Limited Call Right."

YOU MAY NOT HAVE LIMITED LIABILITY IF A COURT FINDS THAT WE HAVE NOT COMPLIED WITH THE APPLICABLE STATUTES OR THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR BUSINESS.

    The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. You could be held liable in some circumstances for our obligations to the same extent as a general partner if a court determined that:

    - we had been conducting business in any state without compliance with the applicable limited partnership statute; or

    - the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under our partnership agreement constituted participation in the "control" of our business.

    The general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

    In addition, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership Agreement--Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

TAX RISKS

    You should read "Material Tax Consequences" for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

THE IRS COULD TREAT US AS A CORPORATION FOR TAX PURPOSES, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO YOU.

    The anticipated after-tax benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

    If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and therefore would likely result in a substantial reduction in the value of the common units.

    Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY AFFECT THE MARKET FOR OUR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE BORNE BY OUR UNITHOLDERS AND OUR GENERAL PARTNER.

    We have not requested any ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not concur with all our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner.

YOU MAY BE REQUIRED TO PAY TAXES ON INCOME FROM US EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS.

    You will be required to pay federal income taxes and, in some cases, state, local and foreign income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your share of our taxable income or even the tax liability that results from the taxation of your share of our taxable income.

TAX GAIN OR LOSS ON THE DISPOSITION OF OUR COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

    If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN PERSONS FACE UNIQUE TAX ISSUES FROM OWNING COMMON UNITS THAT MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THEM.

    Investment in common units by tax-exempt entities, regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

WE WILL REGISTER AS A TAX SHELTER, WHICH MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

    We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

WE TREAT A PURCHASER OF OUR COMMON UNITS AS HAVING THE SAME TAX BENEFITS AS THE SELLER. THE IRS MAY CHALLENGE THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE COMMON UNITS.

    Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation conventions that do not conform to all aspects of the Treasury regulations. A successful IRS challenge to those conventions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences--Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

YOU WILL LIKELY BE SUBJECT TO STATE, LOCAL AND FOREIGN TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF INVESTING IN OUR COMMON UNITS.

    In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state, local and foreign income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Florida, Kentucky, Mississippi, Tennessee and Texas. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state, local or foreign tax consequences of an investment in our common units.

                                USE OF PROCEEDS

    We expect to receive net proceeds of approximately $143.2 million from the sale of 7,650,000 common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. Additionally, we expect to receive proceeds of approximately $22.0 million from the sale of 1,100,000 common units that an affiliate of our general partner will be obligated to purchase to the extent the underwriters do not exercise the over-allotment option. We base these amounts on an assumed public offering price of $20.00 per unit.

    We intend to use the aggregate net proceeds of $165.2 million from this offering to:

    - repay $148.3 million owed to Dynegy Inc. and its affiliates;

    - reserve $13.7 million to establish working capital and to fund in advance currently budgeted capital expenditures; and

    - pay $3.2 million of expenses associated with the offering and the related transactions.

    Dynegy Inc. or its affiliates will receive $125.0 million of proceeds from borrowings by our general partner and an affiliate under a bank credit facility. Our operating partnership will assume the obligations of these parties under the bank credit facility in connection with the closing of this offering.

                                 CAPITALIZATION

    The following table shows:

    - our historical capitalization as of December 31, 2001; and

    - our pro forma capitalization as of December 31, 2001, adjusted to reflect the offering of the common units, the application of the net proceeds we receive in the offering in the manner described under "Use of Proceeds," the partial repayment of amounts owed to affiliates and converting the balance owed to affiliates into equity.

    This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                     AS OF DECEMBER 31, 2001
                                                             ---------------------------------------
                                                             HISTORICAL   ADJUSTMENTS      PRO FORMA
                                                             ----------   -----------      ---------
                                                                         (IN THOUSANDS)
Cash and cash equivalents..................................   $  4,529     $  13,700 (a)   $ 18,229
                                                              ========     =========       ========
Long-term debt:
  Payable to affiliates....................................   $229,600     $(148,300)(b)   $     --
                                                                             (81,300)(c)
  Revolving credit facility................................         --       125,000 (d)    125,000
                                                              --------     ---------       --------
    Total long-term debt...................................   $229,600     $(104,600)      $125,000
Combined equity/partners' capital:
  Combined equity..........................................    137,546      (137,546)(e)         --
  Common unitholders.......................................         --       162,000 (f)    162,000
  Subordinated unitholders.................................         --        93,929 (f)     93,929
  General partner..........................................         --         1,917 (f)      1,917
                                                              --------     ---------       --------
    Total combined equity/partners' capital................   $137,546     $ 120,300       $257,846
                                                              --------     ---------       --------
      Total capitalization.................................   $367,146     $  15,700       $382,846
                                                              ========     =========       ========

------------------------

(a) Reflects the net proceeds from the offering retained by us to fund certain planned capital expenditures.

(b) Reflects the partial repayment of our net amount payable to affiliates with $148.3 million of the net proceeds of the offering.

(c) Represents the capital contribution by an affiliate of our general partner of $81.3 million, representing the forgiveness of a portion of our net amount payable to affiliates.

(d) Represents initial borrowings of $125.0 million under our new bank credit facility.

(e) Represents the conversion of the combined equity of the Dynegy Energy Partners Predecessor to subordinated units of the partnership and the general partner's interest in the partnership.

(f) Represents the resulting equity amounts of the common and subordinated unitholders and the general partner interest.

                                    DILUTION

    Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of December 31, 2001, after giving effect to the offering of common units and the related transactions, our net tangible book value was $251.8 million, or $14.10 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit.......           $20.00
Pro forma net tangible book value per common unit before the offering(1)(2)............................................  $11.65
Increase in net tangible book value per common unit
  attributable to new investors.............................    2.45
                                                              ------
Less: Pro forma net tangible book value per common unit
  after the offering(2)(3)..................................            14.10
                                                                       ------
Immediate dilution in net tangible book value per common
  unit to new investors.....................................           $ 5.90
                                                                       ======

--------------------------

(1) Determined by dividing the number of units (1,100,000 common units, 8,750,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 357,143 units) to be issued to affiliates of our general partner for their contribution of assets and liabilities to Dynegy Energy Partners into the net pro forma tangible book value of the contributed assets and liabilities.

(2) The net tangible book value does not include intangible assets with an historical book value of $4.0 million and a pro forma book value of $6.0 million.

(3) Determined by dividing the total number of units (8,750,000 common units, 8,750,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 357,143 units) to be outstanding after the offering into the pro forma net tangible book value of Dynegy Energy Partners, after giving effect to the application of the net proceeds of the offering.

    The following table sets forth the number of units that we will issue and the total consideration contributed to Dynegy Energy Partners by our general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

                                                   UNITS ACQUIRED         TOTAL CONSIDERATION
                                                ---------------------   ------------------------
                                                  NUMBER     PERCENT       AMOUNT       PERCENT
                                                ----------   --------   -------------   --------
                                                                        (IN MILLIONS)
General partner and affiliate(1)(2)...........  10,207,143     57.2%        $123.0        44.6%
New investors.................................   7,650,000     42.8%         153.0        55.4%
                                                ----------    -----         ------       -----
  Total.......................................  17,857,143    100.0%        $276.0       100.0%
                                                ==========    =====         ======       =====

--------------------------

(1) Upon the consummation of the transactions contemplated by this prospectus, an affiliate of our general partner will own an aggregate of 1,100,000 common units (which assumes 1,100,000 common units will be purchased by an affiliate of our general partner at the initial public offering price) and 8,750,000 subordinated units and our general partner will own a 2% general partner interest in Dynegy Energy Partners having a dilutive effect equivalent 357,143 units.

(2) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2001, after giving effect to the application of the net proceeds of the offering, is as follows:

                                                              (IN MILLIONS)
                                                              -------------
Book value of net assets contributed........................     $ 137.5
Capital contribution by affiliates of our general partner...        81.3
Less: Borrowings under credit facility assumed from our
  general partner and an affiliate of our general partner,
  net of debt issuance costs................................       (95.8)
                                                                 -------
  Total consideration.......................................     $ 123.0
                                                                 =======

                            CASH DISTRIBUTION POLICY

DISTRIBUTIONS OF AVAILABLE CASH

    GENERAL. Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2002, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through June 30, 2002, based on the actual length of the period.

    DEFINITION OF AVAILABLE CASH. We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

    - less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

       - provide for the proper conduct of our business;

       - comply with applicable law, any of our debt instruments, or other agreements; or

       - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

    - plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

    INTENT TO DISTRIBUTE THE MINIMUM QUARTERLY DISTRIBUTION. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.4375 per unit, or $1.75 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. There is no guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility.

OPERATING SURPLUS AND CAPITAL SURPLUS

    GENERAL. All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

    DEFINITION OF OPERATING SURPLUS. We define operating surplus in the glossary, and for any period it generally means:

    - our cash balance on the closing date of this offering; plus

    - $20.0 million (as described below); plus

    - all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

    - working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

    - all of our operating expenditures after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

    - the amount of cash reserves that our general partner deems necessary or advisable to provide funds for future operating expenditures.

    DEFINITION OF CAPITAL SURPLUS. We also define capital surplus in the glossary, and it will generally be generated only by:

    - borrowings other than working capital borrowings;

    - sales of debt and equity securities; and

    - sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

    CHARACTERIZATION OF CASH DISTRIBUTIONS. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $20.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

SUBORDINATION PERIOD

    GENERAL. During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4375 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

    DEFINITION OF SUBORDINATION PERIOD. We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after June 30, 2007 that each of the following tests are met:

    - distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

    EARLY CONVERSION OF SUBORDINATED UNITS. Before the end of the subordination period, 50% of the subordinated units, or up to 4,375,000 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

    - June 30, 2005 with respect to 25% of the subordinated units; and

    - June 30, 2006 with respect to 25% of the subordinated units.

    The early conversions will occur if at the end of the applicable quarter each of the following occurs:

    - distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

    - the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

    - there are no arrearages in payment of the minimum quarterly distribution on the common units.

The second early conversion of the subordinated units may not occur, however, until at least one year following the first early conversion of the subordinated units.

    DEFINITION OF ADJUSTED OPERATING SURPLUS. We define adjusted operating surplus in the glossary and for any period it generally means:

    - operating surplus generated with respect to that period; less

    - any net increase in working capital borrowings with respect to that period; less

    - any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

    - any net decrease in working capital borrowings with respect to that period; plus

    - any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

    Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

    EFFECT OF EXPIRATION OF THE SUBORDINATION PERIOD. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

    - the subordination period will end and each subordinated unit will immediately convert into one common unit;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION
  PERIOD

    We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

    - FIRST, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

    - THIRD, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

    - THEREAFTER, in the manner described in "--Incentive Distribution Rights" below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION
  PERIOD

    We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

    - THEREAFTER, in the manner described in "--Incentive Distribution Rights" below.

INCENTIVE DISTRIBUTION RIGHTS

    Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

    If for any quarter:

    - we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

    - we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4875 per unit for that quarter (the "first target distribution");

    - SECOND, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5625 per unit for that quarter (the "second target distribution");

    - THIRD, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6875 per unit for that quarter (the "third target distribution");

    - THEREAFTER, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AND HYPOTHETICAL
  ANNUALIZED YIELD

    The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels and a hypothetical annualized percentage yield to be realized by a unitholder at each target distribution level. For purposes of the following table, we calculated the annualized percentage yield on a pretax basis assuming that:

    - the common unit was purchased at an amount equal to the assumed initial public offering price of $20.00 per common unit;

    - we distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Target Amount;" and

    - the quarterly distribution amounts shown do not include any common unit arrearages.

The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                                                                  MARGINAL PERCENTAGE
                                                                                                      INTEREST IN
                                                                                                     DISTRIBUTIONS
                                                                                                 ----------------------
                                  TOTAL QUARTERLY DISTRIBUTION                                                 GENERAL
                                         TARGET AMOUNT           HYPOTHETICAL ANNUALIZED YIELD   UNITHOLDERS   PARTNER
                                  ----------------------------   -----------------------------   -----------   --------
Minimum Quarterly
  Distribution..................            $0.4375                         8.75%                  98%          2%
First Target Distribution.......         up to $0.4875                   up to 9.75%               98%          2%
Second Target Distribution......  above $0.4875 up to $0.5625     above 9.75% up to 11.25%         85%          15%
Third Target Distribution.......  above $0.5625 up to $0.6875     above 11.25% up to 13.75%        75%          25%
Thereafter......................         above $0.6875                  above 13.75%               50%          50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

    HOW DISTRIBUTIONS FROM CAPITAL SURPLUS WILL BE MADE. We will make distributions of available cash from capital surplus, if any, in the following manner:

    - FIRST, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

    - THEREAFTER, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

    EFFECT OF A DISTRIBUTION FROM CAPITAL SURPLUS. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero, however, cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

    Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

    In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

    - the minimum quarterly distribution;

    - target distribution levels;

    - unrecovered initial unit price;

    - the number of common units issuable during the subordination period without a unitholder vote; and

    - the number of common units into which a subordinated unit is convertible.

    For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

    In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

    If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

    The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

    MANNER OF ADJUSTMENTS FOR GAIN. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

    - FIRST, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

    - SECOND, 98% to the common unitholders, pro rata, and 2% to our general partner until the capital account for each common unit is equal to the sum of:

       (1) the unrecovered initial unit price; plus

       (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

       (3) any unpaid arrearages in payment of the minimum quarterly distribution;

    - THIRD, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

       (1) the unrecovered initial unit price; and

       (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

    - FOURTH, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

    - FIFTH, 85% to all unitholders, pro rata, and 15% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the units, pro rata, and 15% to our general partner, pro rata, for each quarter of our existence;

    - SIXTH, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

       (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

       (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

    - THEREAFTER, 50% to all unitholders, pro rata, and 50% to our general partner.

    If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

    MANNER OF ADJUSTMENTS FOR LOSSES. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

    - FIRST, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

    - SECOND, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

    - THEREAFTER, 100% to our general partner.

    If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

    ADJUSTMENTS TO CAPITAL ACCOUNTS. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner's capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

    We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.4375 per unit, or $1.75 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at the closing of this offering, cash generated from operations after deducting related expenditures (including the general partner's fees and expenses) and other items, plus working capital borrowings after the end of the quarter, plus $20.0 million. The definitions of available cash and operating surplus are in the glossary.

    The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units, and the general partner interest to be outstanding immediately after the transactions are approximately:

                                                      ONE QUARTER    FOUR QUARTERS
                                                      ------------   --------------
                                                         (DOLLARS IN THOUSANDS)
Common units........................................     $3,828         $15,312
Subordinated units..................................      3,828          15,312
2% general partner interest.........................        156             624
                                                         ------         -------
  Total.............................................     $7,812         $31,248
                                                         ======         =======

PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS WOULD HAVE BEEN SUFFICIENT TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS.

    If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during 2001 would have been approximately $48.9 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, the subordinated units and the related distribution on the general partner interest during this period.

    We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had Dynegy Energy Partners been formed in earlier periods.

    Pro forma available cash from operating surplus has not been reduced to reflect expected incremental direct general and administrative expenses of approximately $1.4 million, primarily related to the operation of our partnership as a separate public entity. Estimated incremental expenses relating to the operation of our partnership as a separate legal entity include costs associated with tax return preparation, audit fees, annual and quarterly reports to unitholders, investor relations and incremental insurance requirements.

WE BELIEVE WE WILL HAVE SUFFICIENT AVAILABLE CASH FROM OPERATING SURPLUS FOLLOWING THE OFFERING TO PAY THE MINIMUM QUARTERLY DISTRIBUTION ON ALL UNITS THROUGH JUNE 30, 2003.

    We believe that, following completion of this offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2003. Our belief is based on a number of specific assumptions, including the following:

    - Volumes fractionated at the Cedar Bayou fractionator will decrease by approximately 13% from the previous two-year average of 188,000 barrels per day due to (a) a one time shutdown for completion of a purity ethane capital improvement project and (b) reduced volumes of NGLs from key natural gas producing regions due to changes in forecasted natural gas and NGL prices.

    - The average fractionation margin per gallon will be no less than 85% of the average fractionation margin per gallon during 2001 after giving effect to the completion of the purity ethane capital improvement project in the fourth quarter of 2002. In addition, we assume current recovery of variable costs attributable to fuel and energy.

    - Leased capacity and throughput volumes at our Mont Belvieu underground storage facility will decline by approximately 10% compared to 2001 principally as a result of lower throughput volumes at the Cedar Bayou fractionator and lower forecasted petrochemical demand for NGL products.

    - The fees for storage and throughput at our Mont Belvieu underground storage facility will generally remain consistent with 2001 levels.

    - Revenues for the Galena Park marine terminal will increase by approximately 10% compared to 2001 due to new third party business.

    - Transportation volumes will increase by approximately 5% compared to 2001 due to the expansion of our truck fleet, more than offsetting expected declines in our barge activity.

    - The expiration of two service contracts will result in an overall decline in transportation operating margin of approximately $3 million compared to 2001. Excluding this non-recurring business, transportation operating margin will remain consistent with 2001 levels.

    - Margins from our distribution and marketing services operations, which are generally dependent on the relative price of mixed NGLs and NGL products we purchase compared to the prices of NGL products we sell, will decline no more than 20% from 2001 levels due to lower forecasted petrochemical demand for NGL products.

    - Indirect general and administrative expenses allocated to us will not exceed $2 million per year in accordance with the omnibus agreement.

    - Other general and administrative expenses will increase by approximately $2 million from 2001 levels.

    - Maintenance capital expenditures will be approximately $8.5 million during 2002 and 2003.

    - Capital projects planned for the Cedar Bayou fractionator and Galena Park marine terminal will be completed when expected at a budgeted cost of $13.7 million.

    - No material incidents will occur that disrupt our operations.

    - Market, regulatory, insurance and overall economic conditions will not change substantially.

    Although we believe our assumptions are reasonable, our assumptions relate to matters that are not within our control and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual available cash from operating surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make cash distributions at the levels described above. Accordingly, we cannot assure you that we will make distributions of the minimum quarterly distribution or any other amounts. Please read "Risk Factors--Risks Inherent in Our Business."

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table shows summary historical financial and operating data of the Dynegy Energy Partners Predecessor and pro forma financial data of Dynegy Energy Partners, in each case for the periods and as of the dates indicated. The summary historical financial data for the Dynegy Energy Partners Predecessor for 1999, 2000 and 2001 are derived from the audited financial statements of the Dynegy Energy Partners Predecessor. The summary historical financial data for the Dynegy Energy Partners Predecessor for 1997 and 1998 are derived from the unaudited financial statements of the Dynegy Energy Partners Predecessor.

    The pro forma financial statements of Dynegy Energy Partners L.P. give pro forma effect to:

    - the contributions of certain assets and liabilities of the Dynegy Energy Partners Predecessor to our operating partnership;

    - the completion of this offering;

    - initial borrowings of $125 million under our new $275 million bank credit facility;

    - the assignment of third party NGL exchange agreements from Dynegy Midstream to us;

    - the execution of various commercial agreements with Dynegy Midstream; and

    - the execution of an omnibus agreement with Dynegy Inc. and some of its affiliates in connection with the closing of this offering.

    The summary pro forma financial and operating data for 2001 are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes the offering and related transactions occurred as of December 31, 2001, and the pro forma statement of income assumes the offering and related transactions occurred on January 1, 2001.

    We define EBITDA as net income plus depreciation and amortization expense and interest expense. EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to net income, cash flows from operations, or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

    Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets or to maintain the existing operating capacity of our assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition. Repair and maintenance expenditures associated with existing assets that are minor in nature and do not extend the useful life of existing assets are treated as operating expenses as incurred.

    We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              DYNEGY ENERGY
                                                                                                              PARTNERS L.P.
                                                                                                                PRO FORMA
                                                    DYNEGY ENERGY PARTNERS PREDECESSOR--HISTORICAL            --------------
                                           ----------------------------------------------------------------     YEAR ENDED
                                                               YEAR ENDED DECEMBER 31,                         DECEMBER 31,
                                           ----------------------------------------------------------------   --------------
                                              1997          1998          1999         2000         2001           2001
                                           -----------   -----------   ----------   ----------   ----------   --------------
                                           (UNAUDITED)   (UNAUDITED)                                           (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................   $2,783,249    $1,824,297    $2,549,181   $4,251,457   $3,888,199     $3,897,299
Cost of sales...........................    2,759,504     1,742,374     2,444,687    4,148,001    3,792,274      3,804,774
                                           ----------    ----------    ----------   ----------   ----------     ----------
Operating margin........................   $   23,745    $   81,923    $  104,494   $  103,456   $   95,925     $   92,525
Depreciation and amortization...........       12,024        13,886        14,016       17,288       18,578         18,578
Impairment charge.......................       10,603            --            --           --           --             --
General and administrative expenses.....       14,715        18,138        23,883       22,045       24,508         20,852
                                           ----------    ----------    ----------   ----------   ----------     ----------
Operating income (loss).................   $  (13,597)   $   49,899    $   66,595   $   64,123   $   52,839     $   53,095
Equity in earnings (loss) of an
  unconsolidated affiliate..............         (149)           (9)          193          138           --             --
Interest expense........................      (27,101)      (22,674)      (22,012)     (22,701)     (19,534)        (8,617)
Other income (expense), net.............        3,478            28          (630)      (1,397)        (831)          (831)
Minority interest in income of a
  subsidiary............................           --        (1,911)       (1,942)      (1,183)      (2,118)        (2,118)
                                           ----------    ----------    ----------   ----------   ----------     ----------
Net income (loss).......................   $  (37,369)   $   25,333    $   42,204   $   38,980   $   30,356     $   41,529
                                           ==========    ==========    ==========   ==========   ==========     ==========
Net income per unit.....................                                                                        $     2.33
                                                                                                                ==========

BALANCE SHEET DATA (AT PERIOD END):
Total assets............................   $  587,766    $  480,341    $  646,362   $  946,755   $  610,989     $  626,689
Payable to affiliates/Long-term debt....      336,563       314,135       317,789      316,980      229,600        125,000
Combined equity/partners' capital.......        1,559        26,714        68,918      107,898      137,546        257,846

CASH FLOW DATA:
Net cash flow provided by (used in):
  Operating activities..................   $  (11,121)   $   (5,194)   $    8,734   $   (1,271)  $    9,512
  Investing activities..................           --        (2,356)       (6,993)        (886)      (4,254)
  Financing activities..................           --        13,221        (2,739)      (1,667)      (2,094)

OTHER FINANCIAL DATA:
EBITDA..................................   $   12,359    $   61,893    $   78,232   $   78,969   $   68,468     $   68,724
Maintenance capital expenditures........        5,530         3,298         3,429        8,367       11,172         11,172
Expansion capital expenditures..........        6,864         5,745         7,512       16,658        7,501          7,501
  Total capital expenditures............       12,394         9,043        10,941       25,025       18,673         18,673

OPERATING DATA (MBBLS/DAY) (UNAUDITED):
Volumes fractionated....................                                      173          187          189            189
Volumes purchased from:
  Dynegy Midstream......................                                      112           94           80             80
  ChevronTexaco.........................                                       77           71           63             63
  Other.................................                                      274          303          344            344
                                                                       ----------   ----------   ----------     ----------
  TOTAL.................................                                      463          468          487            487
                                                                       ==========   ==========   ==========     ==========
Volumes sold:
  Refinery services.....................                                       35           41           41             41
  Wholesale propane.....................                                       48           53           51             51
  Marketing.............................                                      374          368          398            398
                                                                       ----------   ----------   ----------     ----------
  TOTAL.................................                                      457          462          490            490
                                                                       ==========   ==========   ==========     ==========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    You should read the following discussion of our financial condition and results of operations in conjunction with the historical financial statements included in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical financial statements included in this prospectus.

INTRODUCTION

    We were recently formed by Dynegy Inc. to engage in the businesses of fractionating, storing, terminalling, transporting, distributing and marketing NGLs. We own a collection of physical assets concentrated along the Texas Gulf Coast in and adjacent to Mont Belvieu, Texas. We also have significant NGL transportation and logistics assets located throughout the United States that provide strategic support for our distribution and marketing services operations and enable us to provide transportation and logistics services to third parties. Our vertically integrated assets enable us to generate revenues throughout all facets of the NGL business, including the transportation of mixed NGLs from production areas, the fractionation of mixed NGLs into NGL products, the provision of storage and terminalling services and the distribution and marketing of NGL products to end-users.

    Our assets and operations are currently held in various limited partnerships and limited liability companies owned by affiliates of Dynegy Inc. and are collectively referred to as the Dynegy Energy Partners Predecessor. These assets and operations, including the related liabilities, will be contributed to our operating partnership upon the closing of this offering. The following discussion has been prepared as if the contribution of these assets and operations had occurred and we had operated as a stand-alone business throughout the periods presented.

    Certain of Dynegy Inc.'s NGL assets and operations will be retained by Dynegy Midstream, which is an indirect, wholly-owned subsidiary of Dynegy Inc. The assets and operations to be retained by Dynegy Midstream include interests in NGL gathering and processing facilities, pipelines, storage facilities and fractionation facilities, which are primarily located in Louisiana, Texas and New Mexico. The assets and operations to be retained by Dynegy Midstream are not included in the audited financial statements of our predecessor. The audited financial statements of our predecessor and the following discussion present only those businesses that will be contributed to our operating partnership as if they had existed as a single entity separate from Dynegy Inc. and Dynegy Midstream during the periods presented.

    We have three reportable operating segments: Texas Gulf Coast Facilities, Transportation and Logistics, and Distribution and Marketing Services. Our reportable segments are generally organized according to the type of services rendered and location of assets.

    TEXAS GULF COAST FACILITIES. Our Texas Gulf Coast Facilities segment includes the Cedar Bayou fractionator, our Mont Belvieu underground storage facility, our Galena Park marine terminal and our Houston-area pipeline infrastructure, which interconnects these facilities and provides connections to end users. This segment constitutes all of our fractionation, storage and terminalling operations in and around the key NGL market area of Mont Belvieu, Texas.

    We operate and own an 88% effective economic interest in the Cedar Bayou fractionator. All operating results discussed herein reflect 100% of the assets and operating results associated with this fractionator. Our partner's 12% effective economic interest in this fractionator is reflected as minority interest in our combined balance sheets and as minority interest in the income of a subsidiary in our combined statements of operations. The Cedar Bayou fractionator generally earns fees based on the volumes of mixed NGLs it fractionates pursuant to tolling arrangements with the owners of the mixed NGLs.

    Fractionation contracts typically include a base fee per gallon and also include an adjustment for changes in certain variable costs, such as energy. Energy costs fluctuate with throughput levels and the relative price of natural gas and power consumed as energy in operations. Historically, our fractionation contracts have provided for quarterly adjustments in fees to recover changes in these variable costs. During periods of rising energy prices, the energy component of the fee we charge to customers is less than then prevailing energy prices and during periods of falling energy prices, the energy component of the fee we charge to customers is greater than then prevailing energy prices. Where possible, we endeavor to enter into contracts with monthly fee adjustments in order to more timely reflect changes in variable costs. Depending on the success of our contracting efforts, we expect changes in energy costs to have a less significant impact on our operating margins received from fractionation activities in the future. Other operating costs and expenses incurred in our fractionation operations include fixed costs related to routine maintenance as well as costs associated with field and support personnel.

    Operating margins related to our fractionation operations are also affected by the difference between the price of purity ethane, which is a highly concentrated form of ethane, and the price of ethane contained in ethane-propane mix. We produce ethane-propane mix at the Cedar Bayou fractionator, while other competing fractionators at Mont Belvieu produce purity ethane. As a competitive measure, some of our contracts provide that we compensate customers for the difference between the price of purity ethane and the price of ethane contained in ethane-propane mix. Therefore, costs associated with our fractionation operations increase as the price of purity ethane increases relative to the price of ethane in ethane-propane mix. We are planning capital expenditures in 2002 at the Cedar Bayou fractionator that will enable the facility to produce approximately 25,000 barrels of purity ethane in order to mitigate a portion of this variable cost. These capital expenditures will be funded by a portion of the proceeds received from the offering.

    Our Mont Belvieu underground storage facility and our Galena Park marine terminal generate revenues from fees charged to customers both for the lease of storage space and the receipt and delivery of mixed NGLs and NGL products. Operating costs and expenses incurred in our operations at these facilities include energy costs, costs related to routine maintenance as well as costs associated with field and support personnel. Energy costs fluctuate with throughput levels and the relative price of natural gas and power consumed as energy in operations. We may also enter into derivative financial instruments to hedge a portion of our exposure to changes in natural gas prices with respect to energy consumed in our operations.

    TRANSPORTATION AND LOGISTICS. We operate or manage significant NGL transportation and logistics assets located along the Texas Gulf Coast and throughout the continental United States, including propane distribution terminals, pipeline injection terminals, barges, rail cars and tank trucks. Our transportation infrastructure supports the product delivery requirements of our distribution and marketing services business and enables us to provide transportation services to customers for a fee. Our transportation and logistics segment includes an investment in a barge transportation company, in which we owned a 25% interest through May 2000, at which time we purchased the remaining 75% interest in the company for $11.0 million.

    DISTRIBUTION AND MARKETING. Our distribution and marketing services segment includes refinery services, wholesale propane marketing and other purchases and sales of mixed NGLs and NGL products. In 2001, we sold an average of 490,000 barrels per day of mixed NGLs and NGL products, 16% of which we purchased from Dynegy Midstream and 13% of which we purchased from ChevronTexaco.

    In connection with our refinery services operations, we purchase NGL products from, and resell NGL products to, refinery customers such as ChevronTexaco. NGL product purchases typically consist of propane and butane produced at gas plants or at refineries as by-products of the crude oil refining process. We resell these NGL products and realize a margin equal to a fixed fee per gallon or a percentage of the resale price, which is generally subject to a minimum fee per gallon. We also supply NGL products, primarily butane, to refineries for use in the refining process. We purchase these NGL products and resell them to some of our refinery customers for a margin equal to a fixed fee per gallon or a percentage of the resale price.

    Our wholesale propane marketing operations include the sale of propane and related logistical services to retailers, end-users and multi-state distributors for a fixed price or for the posted price at the time of delivery. Our propane supply comes from our refinery services operations and from our other distribution and marketing operations.

    In our other distribution and marketing services business, we enter into contracts to purchase mixed NGLs and NGL products from NGL producers and to sell mixed NGLs and NGL products to end-users and other marketing companies. We generally purchase mixed NGLs and NGL products from producers at a monthly pricing index less applicable fractionation, transportation and marketing fees. We resell the products purchased from NGL producers to petrochemical manufacturers, refineries and other marketing companies. For example, one of the contracts we will enter into with Dynegy Midstream at the closing of this offering will obligate Dynegy Midstream to sell all of its mixed NGLs and NGL products to us for the next 20 years. This contract will provide for the purchase of mixed NGLs and NGL products at an OPIS index base price less adjustments for transportation and fractionation costs and a distribution and marketing services fee equal to a percentage of the base price, subject to a minimum fee per gallon.

    In addition to margins that we earn from purchasing and selling NGL products pursuant to contracts, we also earn a margin by purchasing and selling NGL products in the spot market and in the forward market to support our physical product sales requirements. Through these transactions we seek to maintain a position that is substantially balanced between our physical inventories and purchase obligations as compared to our sales commitments. As part of our risk management strategy, we also enter into floating price collar arrangements and financial swaps to manage some of our exposure to commodity price risk. We generally purchase NGL products for which we have a market and structure our sales contracts so that NGL price fluctuations do not significantly affect the margins we receive. We do not typically acquire and hold inventory or derivative financial instruments for the purpose of speculating on commodity price changes that might expose us to indeterminable losses. In the past, however, we have executed derivative financial instruments within guidelines established by Dynegy Inc.'s Board of Directors that were not considered to be a hedge. Subsequent to the offering and related transactions, we expect that substantially all of our derivative financial instruments will be entered into as hedging devices in an effort to manage a portion of our exposure to commodity price risk or will qualify as normal purchases or normal sales in accordance with applicable accounting guidelines.

    The profitability of our distribution and marketing services segment depends on the volume of NGL products purchased and sold, the level of marketing fees charged to our refinery services customers and other customers and the margins associated with selling NGL products at a price in excess of the cost incurred in acquiring the NGL products. The difference between the cost of NGL products and sales prices typically changes in periods of rising or falling NGL products prices. When market prices of NGL products rise or fall, sales prices and related revenues are directly affected. Our inventory costs and corresponding cost of sales generally increase or decrease at a slower rate than market prices because we use an average cost method of accounting for our NGL products inventory. During times of falling market prices, our operating margins are reduced as a result of our sales prices declining faster than our average inventory costs. In times of rising market prices, the opposite effect occurs as our average inventory costs increase at a slower rate than the market prices for NGL products, thereby increasing our operating margins.

    SIGNIFICANT ACCOUNTING POLICIES. We have identified three accounting policies that require a significant amount of judgment and are considered to be important to the portrayal of our financial position and results of operations. These policies include the accounting for long-lived assets, the evaluation of counterparty credit risk and revenue recognition.

    The carrying values of long-lived assets are reviewed in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Our long-lived assets consist of our fractionation, storage, terminalling and transportation assets. Based on our reviews of these carrying values of our long-lived assets in accordance with SFAS No. 121, no impairments were incurred during 1999, 2000 and 2001.

    Substantially all of our accounts receivable at December 31, 2001, result from billings to entities engaged in industrial and petrochemical businesses. These industry concentrations have the potential to impact our overall exposure to credit risk, either positively or negatively, as our customer base may be similarly affected by changes in economic, industry, weather or other conditions. Receivables are generally not collateralized; however, we believe the credit risk posed by industry concentration is generally offset by the creditworthiness of our customer base.

    We recognize revenues from our fractionation, storage, terminalling and transportation activities using the accrual method of accounting as volumes are fractionated, stored and transported in accordance with contractual terms. The accrual method of accounting is also used for substantially all of our NGL distribution and marketing services activities, with revenues from product sales and marketing services recognized when title passes to a customer or when the service is performed. In connection with our adoption of Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, we adopted the fair value model of accounting for certain of our distribution and marketing services activities as required by SFAS No. 133.

    Our forward purchase and sales contracts qualify as and are designated as normal purchases or sales within the guidelines provided by SFAS No. 133 and are accounted for using traditional accrual accounting. We utilize our physical assets throughout our distribution and marketing operations and substantially all of our purchases and sales made in connection with our distribution and marketing services operations result in the physical delivery of commodities to our customers. We utilize our assets in connection with our distribution and marketing services operations through the transportation of mixed NGLs from production areas, the fractionation of mixed NGLs into NGL products, the utilization of storage and terminalling services and the transportation of NGL products to end users. Our short-term financial instrument contracts entered into to hedge fuel requirements in order to minimize the risk of fluctuations in natural gas prices are designated as cash flow hedges. The effective portion of changes in the fair value of these transactions is recorded in other comprehensive income, which is a component of equity, until the related hedged items impact earnings. Any ineffective portion of the hedge, if any, is reported in earnings immediately. Our short-term financial swaps and options entered into to manage some of our exposure to natural gas and NGL products commodity price risk are not considered to be a hedge and are recorded at fair-value through current earnings with subsequent changes in fair value also recorded through current earnings.

    GENERAL AND ADMINISTRATIVE EXPENSES. Dynegy Inc. allocates general and administrative expenses to its subsidiaries based on a formula that considers payroll expenses and net book value of property, plant and equipment. Indirect general and administrative expenses relate to centralized corporate functions that we share with Dynegy Inc. and its affiliates, including, certain legal, accounting, treasury, information technology, insurance, administration of employee benefit plans and other corporate services. All direct general and administrative expenses will be charged to us as incurred. During
December 2001, Dynegy Inc. implemented a policy whereby all of its subsidiaries began prepaying general and administrative expenses on a quarterly basis. In connection with this policy, we prepaid approximately $7.2 million of our general and administrative expenses to Dynegy Inc. during December 2001 associated with the first three months of 2002. These costs are reflected as prepayments in our consolidated balance sheet as of December 31, 2001. In connection with this offering, we will enter into an agreement with Dynegy Inc. that will provide for, among other things, a five-year, $2 million per year cap on the indirect general and administrative expenses that can be charged to us, subject to an escalator and adjustments for expansions of our operations. During 2001, the amount of this allocation of indirect general and administrative expenses was approximately $5.6 million.

RESULTS OF OPERATIONS--DYNEGY ENERGY PARTNERS PREDECESSOR

    Our management evaluates segment performance on the basis of operating margin, which is derived by subtracting cost of sales from revenues. The following table sets forth operating margin by segment, combined operating margin and net income and certain operating data for the Dynegy Energy Partners Predecessor for the years ended December 31, 1999, 2000 and 2001. Average NGL prices are calculated based on the historical composition of our mixed NGL stream and, accordingly, may not be the same as reported by others.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
FINANCIAL DATA:
Operating margin by segment:
  Texas Gulf Coast Facilities...............................  $ 31,926   $ 26,004   $ 29,094
  Transportation and Logistics..............................     6,758      9,428      9,015
  Distribution and Marketing Services.......................    65,810     68,024     57,816
                                                              --------   --------   --------
    Combined operating margin...............................   104,494    103,456     95,925
  Depreciation and amortization.............................    14,016     17,288     18,578
  General and administrative expenses.......................    23,883     22,045     24,508
                                                              --------   --------   --------
    Operating income........................................    66,595     64,123     52,839
  Equity in earnings of an unconsolidated affiliate.........       193        138         --
  Affiliate interest expense................................   (22,012)   (22,701)   (19,534)
  Other expenses, net.......................................      (630)    (1,397)      (831)
  Minority interest in income of a subsidiary...............    (1,942)    (1,183)    (2,118)
                                                              --------   --------   --------
    Net income..............................................  $ 42,204   $ 38,980   $ 30,356
                                                              ========   ========   ========
OPERATING DATA (MBBLS/DAY):
  Volumes fractionated......................................       173        187        189
  Refinery services volumes sold............................        35         41         41
  Wholesale propane volumes sold............................        48         53         51
  Marketing volumes sold....................................       374        368        398

COMMODITY PRICE DATA:
  Average NGL price ($/Gal).................................  $   0.34   $   0.55   $   0.45
  Average natural gas price--Henry Hub
    (First of Month) ($/MMBtu)..............................  $   2.29   $   3.89   $   4.26

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

    Our combined revenues for the year ended December 31, 2001 were $3.9 billion compared to $4.3 billion for the year ended December 31, 2000, a decrease of $363.3 million, or 9%. Cost of sales for the year ended December 31, 2001 was $3.8 billion compared to $4.1 billion for the year ended December 31, 2000, a decrease of $355.7 million, or 9%. Operating margin for the year ended December 31, 2001 was $95.9 million compared to $103.4 million for the year ended December 31, 2000, a decrease of $7.5 million, or 7%.

    TEXAS GULF COAST FACILITIES. Operating margin for the Texas Gulf Coast Facilities segment was $29.1 million in 2001 compared to $26.0 million in 2000, an increase of $3.1 million, or 12%. Operating margin for the Cedar Bayou fractionator increased $8.9 million, from $14.2 million in 2000 to $23.1 million in 2001, primarily due to a reduction in fuel consumption as a result of the completion of several energy efficiency projects at the facility coupled with quarterly fractionation fee adjustments designed to adjust for prior quarter energy costs. Operating margins associated with the fractionation facility were, to a lesser extent, negatively affected by costs associated with an increase in the price of purity ethane relative to the price of ethane contained in ethane-propane mix and increased operating costs associated with higher electricity prices. Partially offsetting the increase in operating margin related to the Cedar Bayou fractionator was a $1.4 million decrease in operating margin at the Galena Park terminal and the Mont Belvieu storage facility. These lower margins were primarily due to higher operating costs, including higher electricity prices. Operating margin for the Texas Gulf Coast Facilities also includes results associated with hedging instruments entered into to mitigate a portion of our price risk related to our fuel consumption at the Cedar Bayou fractionator. The impact of these hedging instruments increased operating margin by $2.3 million in 2000 and decreased operating margin by $2.1 million in 2001.

    TRANSPORTATION AND LOGISTICS. Operating margin for the Transportation and Logistics segment was $9.0 million in 2001 compared to $9.4 million in 2000, a decrease of $0.4 million, or 4%. The decrease was due to a non-recurring service provided during 2000, which was completed in 2001.

    DISTRIBUTION AND MARKETING SERVICES. Operating margin for the Distribution and Marketing Services segment was $57.8 million in 2001 compared to $68.0 million in 2000, a decrease of $10.2 million, or 15%. Operating margin for the distribution and marketing services segment includes results related to certain crude oil marketing activity in which we will no longer engage. Excluding the results relating to such crude oil marketing activity, operating margin for the Distribution and Marketing Services segment was $58.1 million in 2001 compared to $79.1 million in 2000, a decrease of $21.0 million, or 27%. The following discussion of operating margin excludes the results attributable to our crude oil marketing activity.

    Operating margin associated with refinery services decreased by approximately $0.7 million, from $10.0 million in 2000 to $9.3 million in 2001, primarily as a result of the declining price environment. NGL product prices averaged $0.45 per gallon during 2001 compared to an average of $0.55 per gallon during 2000. Fees associated with refinery services contracts are generally assessed based on a percentage of the resale price. Volumes associated with refinery services remained relatively stable at approximately 41,000 barrels per day.

    Operating margin related to our wholesale propane marketing services decreased by approximately $9.0 million, from $25.6 million in 2000 to $16.5 million in 2001, primarily due to a significant decline in demand for propane coupled with the declining price environment. The significant decline in demand for propane was caused by the unusually mild winter season experienced during 2001 compared to the unusually high demand for propane during 2000. Volumes sold in connection with our wholesale propane marketing services decreased to 51,000 barrels per day in 2001 from 53,000 barrels per day in 2000. Propane product prices averaged $0.47 per gallon during 2001 compared to an average of $0.58 per gallon during 2000.

    Operating margin associated with our other distribution and marketing services decreased approximately $11.3 million, from $43.5 million in 2000 to $32.2 million in 2001, generally due to a combination of lower sales prices obtained in a declining price environment and higher cost of sales as we sold higher average cost NGL product inventories. The declining price environment also reduced our marketing fee from a percentage of our base NGL product purchase price to the minimum fee per gallon under certain of our contracts with NGL producers, such as Dynegy Midstream. The decline in operating margin was also partially due to decreased volumes. Volumes received under our contract with Dynegy Midstream decreased 9,700 barrels per day, from 82,400 in 2000 to 72,700 in 2001 due to Dynegy Midstream's divestiture during 2001 of non-core gas processing plants.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 2001 was $18.6 million compared to $17.3 million for the year ended December 31, 2000, an increase of $1.3 million, or 7%. The increase related to capital expenditures incurred during 2001, including a major rework program associated with our barge fleet and the completion of several energy efficiency projects at the Cedar Bayou fractionator. We also completed a project at our Mont Belvieu underground storage facility designed to increase the amount of propane that can be transported by rail from the facility.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2001 were $24.5 million compared to $22.0 million for the year ended December 31, 2000, an increase of $2.5 million, or 11%. The increase was due to increased indirect allocations from Dynegy Inc., primarily associated with increased Dynegy Inc. headcount.

    EQUITY IN EARNINGS OF AN UNCONSOLIDATED AFFILIATE. Equity in earnings of an unconsolidated affiliate was $138,000 for the year ended December 31, 2000, related to our 25% interest in the net income of a barge transportation company. We purchased the remaining 75% interest in the company during May 2000, at which time the company became a consolidated entity within our transportation and logistics segment and was no longer accounted for as an equity investment.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 2001 was $19.5 million compared to $22.7 million for the year ended December 31, 2000, a decrease of $3.2 million, or 14%. Interest expense relates to our payable to affiliate balance and is allocated from Dynegy Inc. using weighted average interest rates associated with Dynegy Inc.'s corporate debt. The decrease was consistent with the decrease in our payable to affiliate balance during 2001. The decrease in our payables to affiliate balance during 2001 was a result of cash management activities performed by Dynegy Inc. on behalf of certain of the entities constituting our predecessor.

    OTHER EXPENSES. Other expenses, net, for the year ended December 31, 2001 were $0.8 million compared to $1.4 million for the year ended December 31, 2000, a decrease of $0.6 million, or 41%. Other expenses primarily consisted of franchise tax expense and bad debt expense and were net of interest income earned on cash accounts. The decrease in bad debt expense was approximately
$0.6 million, which resulted from improved collection efforts coupled with an assessment of the adequacy of the allowance for doubtful accounts balance during 2001.

    MINORITY INTEREST IN INCOME OF A SUBSIDIARY. Minority interest in income of a subsidiary for the year ended December 31, 2001 was $2.1 million compared to $1.2 million for the year ended December 31, 2000, an increase of $0.9 million, or 79%. Minority interest in income of a subsidiary relates to the net results attributed to a minority interest holder who owns a 12% effective economic interest in the Cedar Bayou fractionator.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    Our combined revenues for the year ended December 31, 2000 were approximately $4.3 billion compared to $2.5 billion for the year ended December 31, 1999, an increase of approximately $1.7 billion, or 67%. Cost of sales for the year ended December 31, 2000 was $4.1 billion compared to

$2.4 billion for the year ended December 31, 1999, an increase of $1.7 billion, or 70%. Operating margin for the year ended December 31, 2000 was $103.5 million compared to $104.5 million for the year ended December 31, 1999, a decrease of $1.0 million, or 1%.

    TEXAS GULF COAST FACILITIES. Operating margin for the Texas Gulf Coast Facilities segment was $26.0 million in 2000 compared to $31.9 million in 1999, a decrease of $5.9 million, or 19%. Operating margin related to the Cedar Bayou fractionator decreased $6.3 million, from $20.5 million in 1999 to $14.2 million in 2000, primarily due to increased operating costs incurred as a result of increased natural gas prices. Average natural gas prices increased 70% from $2.29 per MMBtu in 1999 to $3.89 per MMBtu in 2000. Our contracts provide that our customers are responsible for certain variable costs, including the price of natural gas. Our ability to adjust our fee for these costs is subject to a delay, which has historically been three months but is generally being shortened to one month in new contracts. This delay negatively affected our operating margin in 2000 but positively affected our operating margin in 2001. Also contributing to the decrease in operating margin at the Cedar Bayou fractionator were increased costs associated with an increase in the price of purity ethane relative to the price of ethane contained in ethane-propane mix. These increased costs were partially offset by revenues attributable to an increase in volumes fractionated of 14,000 barrels per day. The remaining
$1.9 million decrease in operating margin related to the Galena Park and Mont Belvieu storage facilities and was primarily due to higher operating costs, including higher electricity prices. Operating margin for the Texas Gulf Coast Facilities also includes results associated with hedging instruments entered into to mitigate a portion of our price risk related to our fuel consumption at the Cedar Bayou fractionator. The impact of these hedging instruments increased operating margin by $2.3 million in 2000. There were no such hedging instruments entered into in 1999.

    TRANSPORTATION AND LOGISTICS. Operating margin for the Transportation and Logistics segment was $9.4 million in 2000 compared to $6.8 million in 1999, an increase of $2.7 million, or 40%. Of this increase, $1.1 million related to our purchase of the remaining 75% interest in a barge transportation company during 2000 and associated consolidated accounting treatment. The remaining increase primarily related to additional transportation volumes obtained as a result of increased drilling activity and corresponding NGL production in the Gulf of Mexico.

    DISTRIBUTION AND MARKETING SERVICES. Operating margin for the Distribution and Marketing Services segment was $68.0 million in 2000 compared to $65.8 million in 1999, an increase of $2.2 million, or 3%. Operating margin for the distribution and marketing services segment includes results related to certain crude oil marketing activity that will not be entered into in the future. Excluding the results relating to such crude oil marketing activity, operating margin for the Distribution and Marketing Services segment was $79.1 million in 2000 compared to $64.7 million in 1999, an increase of $14.4 million, or 22%.

    Operating margin associated with refinery services increased approximately $4.8 million, from $5.2 million in 1999 to $10.0 million in 2000, primarily due to higher NGL prices and an increase in volumes associated with a new contract entered into during 2000. NGL products prices averaged $0.55 per gallon during 2000 compared to $0.34 per gallon during 1999. Volumes sold in connection with our refinery services operations increased approximately 6,000 barrels per day during 2000.

    Operating margin attributable to our wholesale propane marketing services increased approximately $4.3 million, from $21.3 million in 1999 to $25.6 million in 2000. During 2000, the country experienced tight propane supplies resulting from high demand due to sustained cold weather conditions and regional supply disruptions. As a result, we experienced higher than usual margins during 2000. Volumes sold in connection with our wholesale propane marketing services increased approximately 5,000 barrels per day during 2000.

    Operating margin associated with our other distribution and marketing services increased approximately $5.3 million from $38.2 million in 1999 to $43.5 million in 2000. This increase was generally due to a combination of higher NGL sales prices obtained in an increasing price environment and lower cost of sales as we sold lower average cost NGL inventories. The rising price environment also increased our marketing fee received for certain of our contracts with NGL producers, such as Dynegy Midstream, as these fees are generally assessed based on a percentage of the base NGL product purchase price. The increase in operating margin due to higher prices was partially offset by a decrease in volumes. Volumes received under our contract with Dynegy Midstream decreased approximately 25,000 barrels per day due to the sale by Dynegy Midstream of non-core gas processing plants during 2000.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 2000 was $17.3 million compared to $14.0 million for the year ended December 31, 1999, an increase of $3.3 million, or 23%. Of this increase, $1.6 million related to additional property, plant and equipment recorded as a result of our purchase of the remaining 75% interest in a barge transportation company during 2000. The remaining increase was primarily attributable to capital expenditures related to the completion of several energy efficiency projects at the Cedar Bayou fractionator.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2000 were $22.0 million compared to $23.9 million for the year ended December 31, 1999, a decrease of $1.8 million, or 8%. During 2000, Dynegy Inc. completed two significant acquisitions. Our assets therefore became a smaller percentage of the total assets of Dynegy Inc. and its subsidiaries, which resulted in Dynegy Inc. allocating a smaller percentage of general and administrative expenses to us during 2000.

    EQUITY IN EARNINGS OF AN UNCONSOLIDATED AFFILIATE. Equity in earnings of an unconsolidated affiliate was $138,000 for the year ended December 31, 2000 compared to $193,000 for the year ended December 31, 1999. Equity in earnings of an unconsolidated affiliate related to our 25% interest in the net income of a barge transportation company.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 2000 increased $0.7 million to $22.7 million compared to $22.0 million for the year ended December 31, 1999. Interest expense relates to our payable to affiliates balance and was allocated from Dynegy Inc. using weighted average interest rates associated with Dynegy Inc.'s corporate debt.

    OTHER EXPENSES. Other expenses, net, for the year ended December 31, 2000 were $1.4 million compared to $0.6 million for the year ended December 31, 1999. Other expenses primarily consisted of franchise tax expense and bad debt expense and were net of interest income earned on cash accounts. Interest income totaled approximately $150,000 during the year ended December 31, 2000, compared to approximately $800,000 during the year ended December 31, 1999.

    MINORITY INTEREST IN INCOME OF A SUBSIDIARY. Minority interest in income of a subsidiary for the year ended December 31, 2000 was $1.2 million compared to $1.9 million for the year ended December 31, 1999, a decrease of $0.7 million, or 39%. Minority interest in income of a subsidiary relates to the net results attributed to a minority interest holder who owns an approximate 12% interest in the Cedar Bayou fractionator.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have satisfied our working capital requirements and funded our capital expenditures with cash generated from operations and affiliated borrowings. We believe that cash generated from operations and our borrowing capacity under our new credit facility will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions and to pay distributions to our unitholders will depend upon our future operating performance, which will be affected by prevailing economic conditions in the NGL industry and financial, business and other factors, some of which are beyond our control. For a more complete discussion of factors that will affect cash flow we generate from our operations, please read "Risk Factors."

CASH FLOWS AND CAPITAL EXPENDITURES

    Net cash provided by (used in) operating activities for the years ended December 31, 1999, 2000 and 2001 totaled $8.7 million, $(1.3) million and
$9.5 million, respectively. The decrease in operating cash flow during 2000 primarily related to inventory purchases at higher NGL prices and increased inventory on hand as of December 31, 2000. Inventory was unusually high at December 31, 2000 due to the purchase of inventory at the end of December that was sold in the following month. The increase in operating cash flow during 2001 primarily related to a decrease in inventory on hand as of December 31, 2001. The variances in operating cash flow from year to year are also attributable to our participation in Dynegy Inc.'s cash management program and the related receipt and payment of operating cash flows through our net payable to affiliates balance. Additionally, during December 2001, Dynegy Inc. implemented a new policy pursuant to which all of its subsidiaries began prepaying general and administrative expenses on a quarterly basis. In connection with this new policy, we prepaid approximately $7.2 million of our general and administrative expenses to Dynegy Inc. during December 2001 associated with the first three months of 2002. Subsequent to the completion of this offering and related transactions, we will not participate in Dynegy Inc.'s cash management program and we will settle all amounts payable to and receivable from Dynegy Inc. and its affiliates on a monthly or quarterly basis.

    Net cash used in investing activities for the years ended December 31, 1999, 2000 and 2001 totaled $7.0 million, $0.9 million and $4.3 million, respectively. Net cash used in investing activities relates to capital expenditures, offset by proceeds from asset sales. The decrease in net cash used in investing activities during 2000 as compared to 1999 was primarily attributable to proceeds received from the sale of a pipeline-related asset. Historically, our capital expenditures have included both cash capital expenditures and non-cash capital expenditures. Non-cash capital expenditures are funded through Dynegy Inc.'s cash management program and are reflected in our payable to affiliates balance. Following this offering, we will no longer participate in Dynegy Inc.'s cash management program and all capital expenditures will be funded by us. Please read "--Liquidity and Capital Resources."

    Cash capital expenditures for the years ended December 31, 1999, 2000 and 2001 totaled $7.0 million, $4.6 million and $4.3 million, respectively, and primarily related to the Cedar Bayou fractionator. The decreases in capital expenditures during 2000 and 2001 related to the completion of an expansion project during 1999 and several energy efficiency projects during 2000 and 2001 at the Cedar Bayou fractionator. Non-cash capital expenditures for the years ended December 31, 1999, 2000 and 2001, totaled $3.9 million, $20.4 million and $14.4 million, respectively. The increase in non-cash capital expenditures during 2000 primarily related to our purchase of the remaining 75% interest in a barge transportation company. Non-cash capital expenditures incurred during 2001 primarily related to a major rework program associated with our barge fleet along with the completion of a project at our Mont Belvieu underground storage facility designed to increase the amount of propane that can be transported by rail from the facility.

    Net cash used in financing activities for the years ended December 31, 1999, 2000 and 2001 totaled $2.7 million, $1.7 million and $2.1 million, respectively, and related to distributions to a minority interest holder that owns an approximate 12% interest in the Cedar Bayou fractionator. The fluctuations in distributions were consistent with the fluctuations in the net results attributable to the Cedar Bayou fractionator.

CAPITAL REQUIREMENTS

    The fractionation, storage, terminalling and transportation business requires continual investment to maintain existing operations and ensure compliance with safety and environmental regulations. The capital requirements of our business have consisted, and we expect them to continue to consist, primarily of:

    - Maintenance capital expenditures, such as capital expenditures to replace partially or fully depreciated assets or to maintain the existing operating capacity of our assets and extend their useful lives; and

    - Expansion capital expenditures, such as capital expenditures to expand the existing operating capacity of our assets, whether through construction or acquisition.

    We estimate that our average annual maintenance capital expenditures for our current operations will be approximately $8.5 million through 2004.

    We are currently planning expansion capital expenditures of $13.7 million at our existing facilities for 2002. Approximately $10.6 million relates to our effective 88% economic interest in the Cedar Bayou fractionator. In late 2002, the Cedar Bayou fractionator will be upgraded to allow production of up to 25,000 barrels per day of purity ethane. Following completion of this upgrade, the fractionator will be able to produce both purity ethane and ethane-propane mix. We believe that this upgrade will allow us to reduce costs associated with reimbursements we make to certain customers for the difference between the price of purity ethane and the price of ethane contained in ethane-propane mix. Our partner will fund its 12% share of the project. The total cost of the project, expected to be $12.0 million, will be recorded to property, plant and equipment, as expended. The reimbursement from our partner will be recorded as a reduction to minority interest in our combined balance sheet.

    The remaining $3.1 million of planned expansion capital expenditures primarily relates to our Galena Park marine terminal. We are planning modifications at the Galena Park marine terminal that will allow us to receive, store and transport crude butadiene to and from the facility. This project will accommodate a new customer contract that will become effective upon completion of the project.

    We will retain approximately $13.7 million of the proceeds from the offering to fund certain of these capital expenditures. We expect to fund our remaining capital expenditure requirements, including any acquisitions, from cash provided by operations, from the proceeds of borrowings or the issuance of additional common units.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

    DESCRIPTION OF CREDIT FACILITY

    In connection with the closing of this offering, we will enter into a three year $275 million credit facility. This credit facility will be composed of a $125 million term loan and a $150 million revolving credit facility. The
$150 million revolving credit facility includes a $75 million working capital sublimit that will be used for ongoing working capital needs. The revolving credit facility will be available for general partnership purposes, including future acquisitions. We expect all of the term loan to be borrowed at the closing of the offering. Subsequent to this offering, we expect that all of the $150 million revolving credit facility will be available for borrowing.

    Our obligations under the credit facility will be unsecured. Indebtedness under the credit facility will rank equally with all the outstanding unsecured and unsubordinated debt of our operating partnership.

    We may prepay all loans at any time without penalty. We must reduce all borrowings under the working capital facility to zero for a period of at least 15 consecutive days once during each year, beginning on the effective date of the credit agreement.

    Indebtedness under the credit facility will bear interest at LIBOR plus an
applicable margin that we expect will range from   % to   %. We will incur a
commitment fee on the unused portions of the revolving credit facility and term loan.

    In addition, the credit facility will contain various covenants limiting our operating partnership's and its subsidiaries ability to:

    - incur indebtedness;

    - grant certain liens;

    - merge or consolidate unless we are the survivor;

    - sell all or substantially all of our assets;

    - make distributions other than from available cash; or

    - create obligations for some lease payments.

    The credit facility also will contain covenants requiring us to maintain specified ratios of:

    - EBITDA (as defined in the credit facility), pro forma for any asset
      acquisition, to interest expense of not less than   to   ; and

    - Total debt to EBITDA, pro forma for any asset acquisitions, of not more
      than   to   .

    CREDIT SUPPORT AGREEMENT

    In connection with the closing of this offering, we will enter into a credit support agreement with Dynegy Holdings to provide credit support in the form of guarantees relating to our purchase of mixed NGLs and NGL products in the ordinary course of our business. The aggregate amount of the credit support agreement will be limited to $ million and the facility will have a term of three years. The obligations under the credit support agreement will be unsecured. Obligations under this facility will rank equally with all the outstanding unsecured debt of one of our operating partnership's wholly owned subsidiaries.

    Dynegy Holdings may terminate the credit support agreement if:

    - we, our operating partnership or one of our operating partnership's subsidiaries receives a credit rating of at least Baa3 and BBB- from Moody's and Standard & Poor's, respectively; or

    - our general partner is removed as general partner.

    If our general partner transfers its general partner interest to another person as part of a merger or consolidation of the general partner or sale by the general partner of all or substantially all of its assets or general partner interest to another person, Dynegy Holdings may assign its rights and obligations under the credit support agreement to the transferee or affiliate thereof with a credit rating from Moody's and Standard & Poor's equal to or higher than Baa3 and BBB- respectively. Please read "The Partnership Agreement--Transfer of General Partner Interests." The credit support agreement will have representations and warranties, covenants and events of default similar to our credit facility.

    Our general partner may choose to replace all or a portion of the credit support agreement with letters of credit or other credit support arrangements that may reduce cash available for distribution. If the credit support agreement of Dynegy Holdings is terminated or its credit support is diminished, our cost of doing business may increase if our customers require us to provide additional or different credit support.

    OTHER CONTRACTUAL COMMITMENTS

    Effective January 1, 2002, we have entered into a number of commercial agreements with Dynegy Midstream. These agreements have a 20-year term and include:

    - A Mixed NGL and NGL Product Purchase and Sale Agreement, pursuant to which we will purchase all of Dynegy Midstream's owned or controlled mixed NGLs and NGL products. The purchase price for the mixed NGLs and NGL products will be based on OPIS index price, less adjustments for transportation and fractionation costs and a distribution and marketing services fee equal to a percentage of the base price, subject to a minimum fixed fee per gallon. This agreement formalizes the current business practice between Dynegy Midstream and our distribution and marketing services business.

    - A Mixed NGL Gathering Agreement, a Storage Agreement and a Fractionation Agreement which give us the ability to utilize services provided by Dynegy Midstream's assets located in Louisiana. Our distribution and marketing services business acquires mixed NGLs in Louisiana pursuant to purchase and exchange agreements. The gathering agreement provides that Dynegy Midstream will receive NGLs at the tailgates of certain plants located in the Lake Charles area and deliver them to its storage facility in exchange for a per gallon fee for all volumes gathered. The storage agreement provides for reserved storage capacity for mixed NGLs and NGL products for a fixed fee of approximately $2 million per year. We have the option of fractionating our Louisiana volumes at Dynegy Midstream's Lake Charles fractionator or at the Cedar Bayou fractionator. To the extent we fractionate these volumes at the Cedar Bayou fractionator, we will pay Dynegy Midstream a transportation fee for the use of its bi-directional pipeline which connects its Louisiana assets to Mont Belvieu. Fees associated with these agreements will be assessed based on our usage of each of the services to be provided.

    In addition to the agreements with Dynegy Midstream, we are party to numerous long-term and short-term contracts with various suppliers relating to the purchase of mixed NGLs and NGL products. Our obligations under these contracts do not obligate us to make fixed future payments. Other than the $2 million storage fee we will pay to Dynegy Midstream described above, the payments we will make under these contracts and our agreements with Dynegy Midstream are not determinable, because they depend upon the volumes of mixed NGLs and NGL products we purchase and prevailing market prices.

    We also enter into short term lease agreements primarily in connection with our transportation and logistics operations, none of which has a term of more than six months. Our future minimum commitments associated with these short term lease agreements total $1.1 million in 2002.

IMPACT OF INFLATION

    Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 1999, 2000 and 2001, but remains a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and our existing agreements, we will continue to pass along increased costs to our customers in the form of higher fees.

ENVIRONMENTAL MATTERS

    Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. We have incurred no significant environmental costs, accrued liabilities or expenditures to mitigate or eliminate future environmental contamination for the years ended December 31, 1999, 2000 and 2001.

    We have, however, included in our capital budget some projected expenditures for compliance with environmental regulations. Specifically, our Texas Gulf Coast facilities are located within the Houston-Galveston ozone non-attainment area under the federal Clean Air Act. Pursuant to regulations for the Houston-Galveston area recently approved by the U.S. Environmental Protection Agency, our Texas Gulf Coast facilities will be subject to more stringent air emissions requirements beginning in 2004.

    Under the omnibus agreement, Dynegy Midstream will indemnify us for five years after the closing of this offering against certain potential environmental liabilities associated with the operation of the assets contributed to us by Dynegy Midstream and occurring or existing before the closing date of this offering. We will indemnify Dynegy Inc. and its affiliates for environmental losses and expenses incurred by them to the extent Dynegy Midstream is not required to indemnify us.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 discontinues goodwill amortization over its estimated useful life; rather, goodwill will be subject to at least an annual fair-value based impairment test. Similarly, goodwill associated with equity-method investments will no longer be amortized. With regard to intangible assets, SFAS No. 142 states that an acquired intangible asset should be recognized separately if the benefit of the intangible asset is obtained through contractual rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged, without regard to the acquirer's intent. Net goodwill of $4.1 million will no longer be amortized subsequent to the adoption of SFAS No. 142, effective January 1, 2002, but will be subject to a fair-value based impairment test on an annual basis. We do not expect to incur an impairment charge upon the adoption of SFAS No. 142.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. We are evaluating the future financial effects of adopting SFAS No. 143 and expect to adopt the standard effective January 1, 2003.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The objective of SFAS No. 144 is to establish one accounting model for long-lived assets to be disposed of by sale as well as resolve implementation issues related to SFAS No. 121. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is commodity price risk. We are required to purchase and hold physical inventories of NGL products to support our distribution and marketing services operations. We seek to maintain a position that is substantially balanced between our physical inventories and purchase obligations as compared to our sales commitments. One of the ways we accomplish this is by purchasing and selling NGL products forward at fixed prices. From time to time, we may also enter into floating price collar arrangements and financial swaps to manage some of our exposure to NGL products commodity price risk. Changes in natural gas prices impact fuel costs associated with our fractionation and storage activities. We may enter into financial instrument contracts to hedge fuel requirements in order to minimize the risk of changes in natural gas prices. The absolute notional contract amounts associated with commodity risk-management contracts were as follows:

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                          1999       2000       2001
                                                        --------   --------   --------
Natural Gas Liquids (MMBbls)..........................   14.956     4.100      5.367
Natural Gas (Bcf).....................................    9.840     6.480      1.125

    Future estimated net cash inflows for these commodity risk management contracts at December 31, 2001, based on then current prices, total approximately $5.2 million during 2002.

    We do not typically acquire and hold NGL inventory or derivative financial instruments for the purpose of speculating on NGL price changes that might expose us to indeterminable losses, although we have occasionally executed derivative financial instruments within guidelines established by Dynegy Inc.'s Board of Directors that were not considered to be a normal purchase or sale or a hedge within the applicable accounting guidelines. Control procedures have been established to facilitate management of the market risk in our portfolio. These procedures include daily reporting of our market positions and measurement of our exposure to market risk. We measure our exposure to market risk using "value at risk," or VaR which represents the potential loss in value of our portfolio due to adverse commodity price changes over a period of time. We estimate VaR using a JP Morgan RiskMetrics-TM- approach. Inputs for the VaR calculation include current prices, historical price volatility, volumes, instrument valuations (such as Black-Scholes) and statistical correlation data. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

    We use historical data to estimate VaR and, to better reflect current asset and liability volatilities, these historical data are weighted to give greater importance to more recent observations. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. VaR should be evaluated in light of this and the methodology's other limitations.

    For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This implies that there is a 5% chance that the value of our portfolio will fall by more than the reported VaR in any given day. Thus, a loss in portfolio value greater than the reported VaR on a single day would be anticipated to occur about once every 20 days. Gains and losses on a single day can exceed reported VaR by significant amounts. Gains or losses can also accumulate over a longer time horizon such as number of consecutive days.

    The following table includes the average, high and low VaR for 2001

                                                                HIGH       LOW      AVERAGE
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
One Day VaR -- 95% Confidence Level.........................    $4.2       $0.7       $2.2

                               INDUSTRY OVERVIEW

    We are engaged in the business of fractionating, storing, terminalling, transporting, distributing and marketing NGLs. NGLs are principally produced as by-products of oil and gas production and have a variety of applications, including use as residential, industrial and agricultural heating fuels and use as petrochemical feedstocks and refining blend stocks. When produced at the wellhead, natural gas contains pipeline-quality natural gas, mixed NGLs and impurities. Gas processing plants located near production areas separate pipeline-quality natural gas, principally methane, from mixed NGLs and other materials. After being extracted in the field, mixed NGLs, sometimes referred to as "y-grade" or "raw make," are typically transported to a centralized facility for separation into separate NGL products through the process of fractionation. Crude oil and condensate production also contain varying amounts of mixed NGLs, which are removed during the refining process and are either marketed directly from the refinery or fractionated by refiners or delivered to NGL fractionation facilities for processing. In 2001, domestic supplies of mixed NGLs originated from:

    - domestic gas processing plants (64%);

    - domestic crude oil refineries (24%); and

    - imports (12%).

    Domestic NGL production has increased moderately over the last ten years. The primary suppliers of mixed NGLs are gas processing plants, refineries and butane-propane imports. The following charts summarize (i) the supply sources of mixed NGLs in the United States over the past ten years and the projected volumes of mixed NGLs through 2005 and (ii) the domestic demand for each NGL products during the same period:

                          SUPPLY SOURCES OF MIXED NGLS
                         (THOUSANDS OF BARRELS PER DAY)

                                                   DOMESTIC
                                       --------------------------------                          PERCENT OF TOTAL
                                         GAS                                                    -------------------
                                        PLANTS    REFINERIES    TOTAL     IMPORTS     TOTAL     DOMESTIC   IMPORTS
                                       --------   ----------   --------   --------   --------   --------   --------
1992.................................   1,698         607       2,305       179       2,484        93%         7%
1993.................................   1,736         592       2,328       263       2,591        90%        10%
1994.................................   1,726         611       2,337       264       2,601        90%        10%
1995.................................   1,762         654       2,416       269       2,685        90%        10%
1996.................................   1,832         663       2,495       279       2,774        90%        10%
1997.................................   1,827         703       2,530       273       2,803        90%        10%
1998.................................   1,773         685       2,458       328       2,786        88%        12%
1999.................................   1,850         692       2,542       250       2,792        91%         9%
2000.................................   1,917         707       2,624       254       2,878        91%         9%
2001(e)..............................   1,833         699       2,532       341       2,873        88%        12%
2002(e)..............................   1,930         710       2,640       335       2,975        89%        11%
2003(e)..............................   1,973         716       2,689       400       3,089        87%        13%
2004(e)..............................   2,020         723       2,743       458       3,201        86%        14%
2005(e)..............................   2,063         730       2,793       526       3,319        84%        16%

------------------------

Source: Purvin and Gertz (February 2001)

                        DOMESTIC DEMAND FOR NGL PRODUCTS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      ETHANE    PROPANE   NORMAL BUTANE  ISOBUTANE  NATURAL GASOLINE
1985  579,556    933,446        231,900    162,236           332,292
1986  502,359    862,685        245,479    176,257           288,197
1987  491,970    956,841        233,169    204,783           302,419
1988  526,757    962,180        258,079    218,045           312,959
1989  468,194  1,027,658        267,894    210,500           311,570
1990  517,480    949,023        246,402    200,422           324,871
1991  572,113  1,017,220        239,026    208,006           343,159
1992  576,244  1,074,175        258,480    227,231           358,433
1993  598,551  1,062,450        242,161    272,410           362,241
1994  597,919  1,134,478        261,012    260,625           371,767
1995  625,598  1,185,641        263,054    248,366           384,499
1996  691,874  1,208,265        265,232    244,094           383,768
1997  679,344  1,236,950        256,162    268,186           355,605
1998  653,954  1,208,922        243,382    268,390           332,441
1999  724,047  1,298,620        233,012    261,163           354,008
2000  771,305  1,272,406        234,838    264,884           347,601
2001  686,108  1,309,114        262,903    267,782           346,653
2002  707,570  1,346,192        286,036    272,906           362,006
2003  718,365  1,413,085        310,965    276,839           369,795
2004  740,548  1,486,697        317,370    280,239           376,494
2005  760,036  1,555,181        340,631    280,813           381,900

------------------------

Source: Purvin and Gertz (February 2001)

    FRACTIONATION. NGL fractionation facilities separate mixed NGL streams into discrete NGL products: ethane, propane, ethane-propane mix, normal butane, isobutane and natural gasoline. Mixed NGLs are fractionated by heating mixed NGL streams and processing them through a series of distillation towers, which separate mixed NGLs based on differing boiling points of the various NGL products. As the temperature of the NGL stream is increased, the lightest NGL product, which has the lowest boiling point, boils off to the top of the tower where it is condensed and transferred to storage. The mixture from the bottom of the first tower is then moved into the next tower where the process is repeated, and a different NGL product is separated and stored. This process is repeated until the NGLs have been separated into all their components.

    The following diagram illustrates the fractionation process:

                               NGL FRACTIONATION

                   [CHART ILLUSTRATING FRACTIONATION PROCESS]

    NGL PRODUCTS. The following chart illustrates the various NGL products and their end uses:

                           NGL PRODUCTS AND END USES

                  [CHART INDICATING NGL PRODUCTS AND END USES]

    STORAGE. Chemical and refining companies, industrial end-users and marketers typically use storage facilities because they lack storage capacity, either because of size constraints or the specialized handling requirements of the stored product. Above-ground storage of NGL products in refrigerated or pressurized containers is uneconomical in the quantities required for efficient processing and industrial consumption. For these reasons, these products are typically stored in underground caverns, or wells, within salt domes or salt beds. These salt formations stabilize the stored products and can contain large quantities of hydrocarbons in a safer manner and at a significantly lower per-unit cost than any above-ground alternative. Brine is used to displace the stored products and to maintain pressure in the underground well as product volumes fluctuate.

    TRANSPORTATION. NGL products are transported to market by means of pipelines, pressurized barges, rail cars and tank trucks. The method of transportation utilized depends on, among other factors, the existing resources of the transporter, the locations of the production points and the delivery points, cost efficiency and the quantity of NGL products being transported. Pipelines are generally the most cost-effective mode of transportation when large, consistent volumes of NGL products are to be delivered. Barges are used to transport volumes of NGL products accessible by inland or intracoastal waterways. Production points and delivery points not connected by pipelines and inaccessible by barge are serviced by rail car or tank truck.

    DISTRIBUTION AND MARKETING SERVICES. NGL marketing services typically include the supply, marketing and transportation of mixed NGLs and NGL products to and from NGL producers and end-users. The principal markets for NGL distribution and marketing services are petrochemical facilities, refineries and industrial end-users located throughout the United States. NGL products are generally priced according to a published commodity market index. The NGL marketing industry is a highly competitive commodity business with a significant degree of price transparency. Factors that enhance a company's ability to capitalize on opportunities existing in the NGL market are an asset base that is vertically integrated and strategically located, a reputation for service and reliability and flexible contract terms.

    MARKET HUB. A significant portion of our assets are located in and around Mont Belvieu, Texas, which is located approximately 25 miles east of Houston. Mont Belvieu has become the hub of the domestic NGL industry largely because it is situated on a large, naturally-occurring salt dome that provides for the economical underground storage of significant quantities of mixed NGLs and NGL products. In addition to its large underground storage infrastructure, Mont Belvieu is strategically located in close proximity to refineries and petrochemical plants on the Texas and Louisiana Gulf Coast. Furthermore, Mont Belvieu also serves as a focal point for the pricing and balancing of the global markets for NGL products. Excluding mixed NGLs fractionated in non-commercial facilities that service refineries on a proprietary basis or fractionation facilities situated at gas processing plants that are utilized for local sales, approximately 50% of all mixed NGLs fractionated in the United States are fractionated in the Mont Belvieu area.

    COMPETITION. The consumption of NGL products in the United States can be separated into four distinct markets. Petrochemical production provides the largest end-use market, followed by refining, residential and commercial heating and industrial uses. There are other hydrocarbon alternatives, primarily refined petroleum products, that can be substituted for NGL products in most end uses. In some uses, such as residential and commercial heating, a substitution of other hydrocarbon products for NGL products would require a significant expense or delay. For other uses, such as the production of refined products, ethylene, industrial fuels and petrochemical feedstocks, other hydrocarbon products can be substituted without significant delay or expense.

    Because certain NGL products compete with other refined petroleum products in the fuel and petrochemical feedstock markets, NGL product prices are set by or in competition with refined petroleum products. Increased production and imports of NGLs and NGL products in the United States may decrease NGL product prices in relation to refined petroleum alternatives and thereby increase consumption of NGL products as NGL products are substituted for other more expensive refined petroleum products. Conversely, a decrease in the production and exports of NGLs and NGL products could increase NGL products prices in relation to refined petroleum product prices and thereby decrease consumption of NGLs. Because of the relationship of crude oil and natural gas production to NGL production, however, we believe that any imbalance in the prices of NGLs and NGL products and alternative products would be temporary.

                                    BUSINESS

OVERVIEW

    We were recently formed by Dynegy Inc. to engage in the businesses of fractionating, storing, terminalling, transporting, distributing and marketing natural gas liquids, or NGLs. NGLs are principally produced as by-products of oil and gas production and have a variety of applications, including use as heating fuels, petrochemical feedstocks and refining blend stocks. Our businesses include:

    - "fractionating," or separating, mixed NGLs at our Cedar Bayou fractionator into component NGL products: ethane-propane mix, propane, normal butane, isobutane and natural gasoline;

    - providing NGL storage and terminal services at our Mont Belvieu, Texas underground storage facility and our Galena Park marine terminal;

    - providing NGL transportation and logistical services utilizing a diverse portfolio of distribution assets located along the Gulf Coast and across the United States; and

    - distributing and marketing NGL products to refiners, petrochemical companies, retail propane distributors, other marketing companies and other end-users of NGL products.

    Our assets and operations represent a substantial portion of Dynegy Inc.'s NGL business located along the Texas Gulf Coast in and adjacent to Mont Belvieu, Texas. Mont Belvieu is the hub of the domestic NGL industry with a concentration of fractionation and storage facilities, significant pipeline infrastructure and local demand for NGL products from Texas Gulf Coast petrochemical and refining complexes. We also have significant NGL transportation and logistics assets located throughout the United States that provide strategic support for our operations and services to third parties.

    In 2001, on a pro forma basis, we generated operating margin of $92.5 million, EBITDA of $68.7 million and net income of $41.5 million. Our operating margins are derived from fees earned in our fractionation, storage, terminalling and transportation businesses and from margins on purchases and sales of mixed NGLs and NGL products in our distribution and marketing services business. In our fee-based businesses, we generally earn a fee based upon the volumes of NGLs which we fractionate, store, terminal or transport. For the year ended December 31, 2001, on a pro forma basis, approximately $42.3 million, or 46% of our total operating margin, was attributable to our fee-based businesses.

    In our distribution and marketing services business, we generate margins through the purchase and sale of mixed NGLs and NGL products. A significant portion of our margins are derived from formula-based contracts, many of which provide for a minimum fee per gallon. For the year ended December 31, 2001, on a pro forma basis, we generated operating margin of $20.2 million, or 22% of our total pro forma operating margin, from contracts containing formulas that are subject to a minimum fee. We would have generated operating margin of $16.6 million under these contracts had we received only the minimum fee per gallon. The profitability of our remaining distribution and marketing services business is generally dependent on the relative prices of mixed NGLs and NGL products we purchase compared to the prices of NGL products we sell. We seek to reduce commodity price exposure by maintaining a position that is substantially balanced between our physical inventories and our purchase obligations as compared to our sales commitments.

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
OUR RELATIONSHIP WITH DYNEGY INC.

    We believe our relationship with Dynegy Inc. is one of our principal strengths. Dynegy Inc. is a leading energy merchant and power generator in North America, the United Kingdom and Continental Europe, with total assets of approximately $25.0 billion as of December 31, 2001.

    Dynegy Inc. has a significant interest in our partnership through its ownership of a 55.2% limited partner interest and all of our 2% general partner interest. We expect to benefit from our relationship with Dynegy Inc. through access to management expertise and strong relationships throughout the energy industry. We also expect that our relationship with Dynegy Inc. will enhance the execution of our growth strategy by allowing us to pursue joint acquisition opportunities or to acquire assets directly from Dynegy Inc.

    At the closing of this offering we will enter into a number of contracts with Dynegy Inc. or its affiliates, including:

    - a 20-year mixed NGL and NGL product purchase and sale agreement pursuant to which we will purchase all mixed NGLs and NGL products owned or controlled by Dynegy Midstream;

    - a 3-year agreement with Dynegy Holdings to provide credit support for our purchases of mixed NGLs and NGL products; and

    - an omnibus agreement with Dynegy Inc. and Dynegy Midstream, which contains limited non-competition and environmental indemnification provisions and also provides for administrative services.

    These agreements are more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Certain Relationships and Related Transactions."

OUR RELATIONSHIP WITH CHEVRONTEXACO

    In August 1996, Dynegy Inc. completed a business combination with a subsidiary of Chevron Corporation pursuant to which substantially all of Chevron's midstream energy assets were merged into Dynegy Inc.'s operations. In connection with this transaction, Dynegy Midstream entered into long-term NGL agreements with Chevron and its affiliates to provide significant services, including:

    - purchasing or marketing substantially all of the mixed NGLs and NGL products produced or controlled by Chevron in the United States;

    - supplying NGL products to Chevron's refining and chemical affiliates in the United States; and

    - providing transportation services in connection with Chevron's mixed NGLs and NGL products.

    At the closing of the offering, we will succeed to substantially all of Dynegy Midstream's long-term NGL agreements with the former Chevron. In October 2001, Chevron completed a merger with Texaco Inc., forming ChevronTexaco.
Dynegy Inc. is in the process of expanding its commercial relationship with ChevronTexaco to include its purchase of substantially all of the United States natural gas and NGL production of the former Texaco. As part of this expanded relationship, we have executed agreements providing for our purchase of substantially all of the mixed NGLs and NGL products produced or controlled by the former Texaco through August 31, 2006. The NGL volumes received pursuant to this agreement will be sold through our distribution and marketing services business. All historical financial and operating data with respect to ChevronTexaco included in this prospectus reflect business activity with Chevron prior to its merger with Texaco.

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
BUSINESS STRATEGY

    Our primary business strategies are:

    STRATEGIC GROWTH. We plan to implement an aggressive growth strategy of pursuing accretive acquisitions that increase distributable cash flow on a per unit basis. We will pursue these acquisitions independently, as well as jointly with Dynegy Inc. Future acquisition targets may include assets to be directly integrated into our current operations or acquisitions of NGL and other energy-related businesses in which we are not currently active. Additionally, we may have the opportunity to make acquisitions directly from Dynegy Inc. in the future.

    In addition, as a result of ongoing consolidation within the petroleum industry, major oil companies are focusing on their core competencies, such as the exploration and production of oil and natural gas. Many of these companies have outsourced fractionation, storage, terminalling transportation, distribution and marketing of mixed NGLs and NGL products. We believe this outsourcing trend will provide additional opportunities for our storage, terminalling transportation, distribution and marketing services businesses.

    MAXIMIZATION OF THE BENEFITS OF OUR RELATIONSHIPS WITH DYNEGY INC. AND CHEVRONTEXACO. Dynegy Inc. and ChevronTexaco are engaged in numerous aspects of the energy industry and have a long history of aggressively pursuing and consummating energy acquisitions. Through our relationships with Dynegy Inc. and ChevronTexaco, we will have access to management expertise and strong relationships throughout the energy industry that we intend to utilize to implement our strategies. Dynegy Inc. intends to utilize our partnership as the primary growth vehicle for its NGL business. For this reason, we expect to have the opportunity to participate with Dynegy Inc. in considering transactions that we would not be able to pursue independently. We also expect that potential sellers will be more inclined to contact us and to solicit bids from us as a result of our affiliation with Dynegy Inc.

    GENERATE STABLE CASH FLOWS. A substantial portion of our operating margin is generated by the fractionation, storage, terminalling, transportation and logistics services we provide for a fee. In addition, a significant portion of our margins in our distribution and marketing services business are derived from formula-based contracts, many of which provide for a minimum fee per gallon. We believe that our vertically integrated assets coupled with our industry expertise should enable us to benefit from capacity, demand and distribution inefficiencies in the market to support stable cash flows for our unitholders.

    MANAGE OUR EXPOSURE TO COMMODITY PRICE RISK. We seek to reduce commodity price exposure by maintaining a position that is substantially balanced between our physical inventories and our purchase obligations as compared to our NGL product sales commitments. As part of our risk management strategy, we enter into hedging devices to manage some of our exposure to commodity price risk. Our policy is generally to purchase only NGL products for which we have a market and to structure our sales contracts so that NGL price fluctuations do not significantly affect the margins we receive.

COMPETITIVE STRENGTHS

    We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

    AFFILIATION WITH DYNEGY INC. AND CHEVRONTEXACO. We believe our relationships with Dynegy Inc. and ChevronTexaco provide us with significant business opportunities, including access to growth-oriented management with a broad range of transaction experience and contacts throughout the energy industry. We expect to pursue strategic acquisitions independently and jointly with Dynegy Inc., and we may have the opportunity to make acquisitions directly from Dynegy Inc. or ChevronTexaco. Additionally, Dynegy Inc. and ChevronTexaco own significant domestic volumes of mixed NGLs and NGL products,

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
substantially all of which we have the right to purchase through our distribution and marketing services business.

    STRATEGIC LOCATION. We operate fractionation, storage and marine terminal facilities that are strategically located along the Texas Gulf Coast in and around Mont Belvieu, Texas, the hub of the domestic NGL industry.

    SIGNIFICANT MARKET POSITION. We are a leading participant in the domestic NGL fractionation, storage, terminal and transportation businesses. We are also a significant provider of NGL distribution and marketing services, selling an average of 490,000 barrels of NGL products per day in 2001. Our extensive operations provide us with broad-based, real time market information regarding NGL supply and demand.

    VERTICALLY INTEGRATED OPERATIONS. Our vertically integrated assets permit us to generate revenues throughout all facets of the NGL business, including the transportation of mixed NGLs from production areas, the fractionation of mixed NGLs into NGL products, the provision of storage and terminalling services and the transportation, distribution and marketing of NGL products to end-users.

    EXPERIENCED MANAGEMENT AND OPERATIONAL EXPERTISE. Our directors, senior executives and key officers include some of the most senior officers of Dynegy Inc. and have extensive experience in the natural gas, refining, petrochemical, gas processing and NGL businesses. We believe we have established a reputation in the NGL industry as a reliable and cost-effective supplier of services to our customers and have a track record of safe, efficient operation of our facilities. Our operating assets are currently ranked in the top quartile in safety performance among our peer group in the gas processing and midstream businesses.

    SIGNIFICANT FINANCIAL FLEXIBILITY. Upon the closing of this offering, we will enter into a $275 million bank credit facility, which will include a $125 million term loan and a $150 million revolving credit facility. We expect the entire amount of the term loan to be borrowed at closing. We will have the ability to issue additional common units, which, combined with our additional borrowing capacity under our revolving credit facility, should give us the resources to finance strategic opportunities as they arise.

TEXAS GULF COAST FACILITIES

    We own and operate an extensive network of fractionation, storage and terminalling assets in the Texas Gulf Coast area. This network is principally composed of our Cedar Bayou fractionator, our Mont Belvieu underground storage facility, our Galena Park marine terminal and our Houston-area pipeline infrastructure, which interconnects these facilities and provides connections to end-users.

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
    The following diagram illustrates our Texas Gulf Coast Facilities:

                          TEXAS GULF COAST FACILITIES

               [DIAGRAM ILLUSTRATING TEXAS GULF COAST FACILITIES]

    THE CEDAR BAYOU FRACTIONATOR. At Mont Belvieu, we operate and own an 88% effective economic interest in the Cedar Bayou fractionator. It is one of the largest NGL fractionation facilities in the United States with an aggregate capacity of approximately 215,000 barrels per day. The Cedar Bayou fractionator includes three fractionation trains consisting of two de-ethanizers, three depropanizers, three debutanizers and two deisobutanizers. Of its 215,000 barrel per day aggregate capacity, the Cedar Bayou fractionator has capacity to fractionate up to 175,000 barrels of mixed NGLs that contain ethane and heavier NGL products and 40,000 barrels of mixed NGLs that do not contain ethane.

    RECENT AND PLANNED EXPANSION OF THE CEDAR BAYOU FRACTIONATOR. Original portions of the facility were constructed in the late 1950s, with significant additional facilities constructed in the late 1960s and 1970s. During 1998 and 1999, we upgraded the Cedar Bayou fractionator to increase its capacity to process mixed NGLs that do not contain ethane from 25,000 barrels per day to 40,000 barrels per day. During the past several years, we have completed several energy efficiency projects that have resulted in a 15% reduction in overall energy consumption.

    In late 2002, the Cedar Bayou fractionator will be upgraded to allow production of up to 25,000 barrels per day of purity ethane. Following completion of this upgrade, the fractionator will be able to produce both purity ethane and ethane-propane mix. We believe that this upgrade will allow us to reduce costs associated with certain of our contracts that require us to compensate our customers for the difference between the price of purity ethane and the price of ethane contained in ethane-propane mix.

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
    The following chart depicts the average daily capacity of the Cedar Bayou fractionator over the last five years:

                     CEDAR BAYOU NGL FRACTIONATION CAPACITY

                                                                YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1997       1998       1999       2000       2001
                                                  --------   --------   --------   --------   --------
                                                           (IN THOUSANDS OF BARRELS PER DAY)
Mixed NGL stream with ethane....................    175        175        175        175        175
Mixed NGL stream without ethane.................     25         25         40         40         40
                                                    ---        ---        ---        ---        ---
  TOTAL.........................................    200        200        215        215        215

    MIXED NGL SUPPLY TO THE CEDAR BAYOU FRACTIONATOR. The majority of mixed NGLs delivered to the Cedar Bayou fractionator for processing arrives by pipeline. Mixed NGLs are also delivered by truck, rail car, barge and ship. Our fractionator is connected to most of the major common carrier pipelines that carry mixed NGLs to Mont Belvieu from producing basins in New Mexico, West Texas and North Texas. The vast majority of NGL products exiting our facility are transported by pipeline for delivery to petrochemical plants and refineries. Our fractionator also supports outbound transportation by truck or rail.

    UTILIZATION OF THE CEDAR BAYOU FRACTIONATOR. In 2001, the Cedar Bayou fractionator operated at a capacity of 88%, fractionating an average of approximately 189,000 barrels per day. While the volumes we fractionate are generally stable in terms of annual averages, the volumes of mixed NGLs we fractionate may vary on a seasonal basis. For example, we typically fractionate lower volumes during the winter months, when more mixed NGLs are fractionated by facilities closer to the field to capture propane for heating purposes and when natural gas wells tend to be less productive. Conversely, we typically fractionate greater volumes during the summer months, when fewer mixed NGLs are locally fractionated for heating purposes, when natural gas wells tend to be more productive and when refineries have excess supply of mixed NGLs due to certain regulatory restrictions, increasing deliveries to the Mont Belvieu area. The following table shows the average daily volumes of mixed NGLs fractionated and the utilization at the Cedar Bayou fractionator over the last three years:

                      VOLUMES FRACTIONATED AND UTILIZATION

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                             ------------------------------
                                                               1999       2000       2001
                                                             --------   --------   --------
                                                                    (IN THOUSANDS OF
                                                                    BARRELS PER DAY)
Average daily production...................................    173        187        189

Average capacity utilization...............................     80%        87%        88%

    OWNERSHIP AND OPERATION OF THE CEDAR BAYOU FRACTIONATOR. We operate the Cedar Bayou fractionator pursuant to an operating agreement that extends until 2022, and we own an 88% effective economic interest in Cedar Bayou Fractionators, L.P., the limited partnership that owns the Cedar Bayou fractionator. BP owns the remaining 12% interest and has an option to purchase an additional interest in the fractionator, up to a maximum aggregate interest of 25%, at a contractually defined price. BP's option expires on October 1, 2004.

    Williams has an option to acquire a 5% ownership interest in the partnership that owns the Cedar Bayou fractionator in exchange for a commitment to deliver a specified volume of mixed NGLs to the facility through December 31, 2008. Williams also has an option to purchase up to an additional 15%

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
ownership interest in this partnership from us at a contractually defined price. Both of Williams' options expire on October 1, 2004.

    If both BP and Williams were to exercise their respective options in full, our effective economic interest in the fractionator would be reduced from 88% to 55.6%. We currently anticipate that we would receive proceeds of approximately $40 million upon full exercise of these options. Excluding the impact of the receipt or reinvestment of the proceeds of this exercise, and assuming that there are no increased throughput volumes associated with the new ownership percentages, our EBITDA in 2001 would have been reduced by approximately
$6.9 million.

    CEDAR BAYOU FRACTIONATOR CONTRACTS AND CUSTOMERS. The Cedar Bayou fractionator generally fractionates mixed NGLs for a fee pursuant to tolling arrangements with the owners of the mixed NGLs. Fractionation contracts typically include a base processing fee per gallon and also include an adjustment for changes in certain variable costs, such as energy. Historically, our fractionation contracts have provided for quarterly adjustments in fees to recover changes in these variable costs. During periods of rising energy prices, the energy component of the fee we charge to customers is less than then prevailing energy prices and during periods of falling energy prices, the fee we charge to customers is greater than then prevailing energy prices. Where possible, we endeavor to enter into contracts with monthly fee adjustments in order to more timely reflect changes in variable costs.

    Our operating margins related to our fractionation operations are also affected by the difference between the price of purity ethane, which is a highly concentrated form of ethane, and the price of ethane contained in ethane-propane mix. We produce ethane-propane mix, but not purity ethane, at the Cedar Bayou fractionator. The other competing fractionators at Mont Belvieu produce purity ethane. As a competitive measure some of our contracts provide that we compensate customers for the difference between the price of purity ethane and the price of ethane contained in ethane-propane mix. Therefore, costs associated with our fractionation operations increase as the price of purity ethane increases relative to the price of ethane in ethane-propane mix.

    The Cedar Bayou fractionator has long-term fractionation agreements with our distribution and marketing services business, BP and Williams. The Cedar Bayou fractionator derives approximately 85% of its fractionation volumes pursuant to these three contracts. Our distribution and marketing services business and BP generally have agreed to deliver to the Cedar Bayou fractionator for fractionation all of the mixed NGLs that they own or control and deliver to the Mont Belvieu area. Pursuant to its fractionation agreement, Williams has generally agreed to deliver to the Cedar Bayou fractionator approximately 35,000 barrels of mixed NGLs per day. The following chart depicts the Cedar Bayou fractionator's top five suppliers of mixed NGL streams by percentage of total volumes fractionated for 2000 and 2001:

              PRINCIPAL 2000 AND 2001 NGL FRACTIONATION CUSTOMERS

                                                                    PERCENT OF
                                                                  TOTAL VOLUMES
                                                                   FRACTIONATED
                                                              ----------------------
SUPPLIER                                                        2000          2001
--------                                                      --------      --------
Dynegy Energy Partners Predecessor..........................     54%           48%
Williams....................................................     22%           25%
BP..........................................................     14%           12%
El Paso Energy..............................................      6%            5%
ExxonMobil..................................................      0%            8%

    An average of 91,000 barrels per day of the total volumes fractionated at the Cedar Bayou fractionator during 2001 were fractionated for our distribution and marketing services business. Of this amount, approximately 72,000 barrels per day, or 79%, were purchased from Dynegy Midstream. Our distribution and marketing services business will purchase all of the mixed NGLs owned or controlled by Dynegy Midstream pursuant to a 20-year agreement that will be entered into in connection with the closing of this offering. See "Our Relationship with Dynegy Inc."

    MONT BELVIEU UNDERGROUND STORAGE FACILITY. Our Mont Belvieu underground storage facility is the primary storage area for mixed NGLs and NGL products fractionated at the Cedar Bayou fractionator and is connected by more than 50 pipelines to our suppliers and customers. The facility consists of 26 underground wells, 20 of which are owned by us and six of which are owned by Chevron Phillips Chemical Company, with a total permitted storage capacity of 85 million barrels. We operate the Mont Belvieu facility pursuant to a cost-sharing agreement with Chevron Phillips Chemical Company. The facility's storage capacity and extensive pipeline connectivity, both with respect to third parties and to the Cedar Bayou fractionator and Galena Park marine terminal, make it one of the largest, most integrated and most flexible NGL storage facilities in the United States.

    We generate fee-based revenue by providing long-term and short-term storage services and throughput capability to third-party domestic customers. Storage fees are charged based on the volumes of NGL storage capacity leased and upon receipt and delivery of mixed NGLs and NGL products. Chemical and refining companies, industrial end-users and marketers typically use storage facilities because they lack storage capacity, either because of size constraints or the specialized handling requirements of the stored product. We also provide storage services to industrial end-users, marketers and traders that need access to storage capacity.

    In addition to third-party business, our Mont Belvieu underground storage facility also generates fee-based revenues from the Cedar Bayou fractionator. We have a contract with the Cedar Bayou fractionator, pursuant to which we provide two wells dedicated to storage of mixed NGLs, each with a capacity of two million barrels. The contract also requires us to provide an additional one million barrels of mixed NGL capacity and 6.7 million barrels of capacity for NGL products. In return, the Cedar Bayou fractionator pays us an annual fee adjusted for inflation. The contract extends until December 31, 2022. The following table depicts our top five storage customers by percentage of total revenues associated with our Mont Belvieu underground storage facility for 2000 and 2001:

             PRINCIPAL 2000 AND 2001 MONT BELVIEU STORAGE CUSTOMERS

                                                                     PERCENT OF
                                                                    MONT BELVIEU
                                                                  STORAGE REVENUES
                                                              -------------------------
CUSTOMER                                                        2000             2001
--------                                                      --------         --------
Cedar Bayou fractionator....................................     39%              45%
Chevron Phillips Chemical Company...........................     25%              24%
Eastman Chemical Company....................................      3%               5%
BP..........................................................      3%               5%
Equistar....................................................      2%               3%

    GALENA PARK MARINE TERMINAL. We own and operate the Galena Park marine terminal, a large NGL import/export facility located on the Houston Ship Channel. This marine terminal enables us to provide distribution, storage, terminalling and inventory management services to our customers. The marine terminal currently has an aggregate storage capacity of 700,000 barrels in above-ground storage tanks and is connected by four pipelines to our Mont Belvieu underground storage facility.

    The marine terminal receives and delivers mixed NGLs, NGL products and chemical products by pipeline, barge and ship. The marine terminal has three ship docks that can generally accommodate any vessel capable of navigating the Houston Ship Channel, including large seagoing NGL carriers. Two of the ship docks may be configured to accept barges, and the marine terminal has three dedicated

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
barge berths to complement its docks. The marine terminal has an import capacity of up to 10,000 barrels per hour and an export capacity of up to 8,000 barrels per hour.

    We operate the Galena Park marine terminal and, while we own most of the assets at the facility, we operate for Chevron Phillips Chemical Company an ethylene import and export facility. We have use of refrigeration equipment that comprises the ethylene export facility for NGL products. We generate fee-based revenue at the marine terminal primarily by providing third-party domestic and international customers long-term and short-term storage and terminalling services. Domestically, our Galena Park marine terminal receives volumes from refineries and supplies feedstocks to refineries and petrochemical companies. With respect to volumes destined for or arriving from foreign locations, we adjust our import and export capabilities to match prevailing market conditions. The following table depicts our top five Galena Park customers by percentage of total volumes associated with our Galena Park marine terminal for 2000 and 2001:

                 PRINCIPAL 2000 AND 2001 GALENA PARK CUSTOMERS

                                                                  PERCENT OF
                                                                  GALENA PARK
                                                                    VOLUMES
                                                              -------------------
CUSTOMER                                                        2000       2001
--------                                                      --------   --------
Dynegy Global Liquids.......................................     21%        29%
Dynegy Energy Partners Predecessor..........................     26%        19%
Chevron Phillips Chemical Company...........................     27%        15%
Koch Hydrocarbons...........................................      7%        14%
Texas Petrochemicals........................................      6%        10%

    We periodically provide services to Dynegy Global Liquids, an affiliate of our general partner, for the international import and export of mixed NGLs and NGL products on a spot, as available basis. Each contract is entered into at the time Dynegy Global Liquids requires the needed service at market-based rates. Even though no long-term contract exists to provide these services, we expect that we will continue to provide import and export handling services to Dynegy Global Liquids in the future as opportunities arise. Specifically, because of the flexibility of our Galena Park marine terminal and its interconnectivity with our other Texas Gulf Coast assets, we believe we are well positioned to capitalize on increasing globalization of the NGL industry. In addition, our long-standing relationships with our customers generally have led to repeat business and the renewal of both short-term and long-term contracts.

    HOUSTON-AREA PIPELINE INFRASTRUCTURE. We own and operate an extensive network of pipelines connecting the Cedar Bayou fractionator, our Mont Belvieu underground storage facility, our Galena Park marine terminal and end users. These pipelines allow efficient transfer of mixed NGLs and NGL products among our fractionation, storage and terminal facilities, our customers' facilities and third-party facilities. In the aggregate, these pipelines are approximately 150 miles in length and are used to service petrochemical manufacturers and refinery services customers. Two of the pipelines connecting our facilities are regulated by FERC.

    COMPETITION. The Cedar Bayou fractionator competes principally with other fractionators located in Mont Belvieu. Among its primary competitors are Enterprise Products, Diamond Koch and Gulf Coast Fractionators. Enterprise Products operates a fractionator in Mont Belvieu that is approximately the same size as the Cedar Bayou fractionator. Diamond Koch's fractionator is also located in Mont Belvieu and has an average capacity of 160,000 barrels per day. In addition to the Enterprise and Diamond Koch facilities, Gulf Coast Fractionators is a joint venture among Conoco, Mitchell Energy and Dynegy Inc., and is operated by Conoco. This fractionator is also located in Mont Belvieu and has an average capacity of 110,000 barrels per day. Pursuant to a consent decree entered into between

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
Dynegy Inc. and the Federal Trade Commission, Dynegy Inc. is precluded from participating in commercial decisions related to the operation of Gulf Coast Fractionators.

    Although competition for mixed NGL fractionation services is based primarily on the fractionation fee, the ability of a fractionator to obtain and distribute product is a factor considered by owners of mixed NGLs in deciding where to fractionate mixed NGLs. A fractionator such as the Cedar Bayou fractionator connected to an extensive transportation and distribution system has direct access to a larger market.

    Our principal competitors include Enterprise Products and TEPPCO, with respect to our Mont Belvieu underground storage facility, and Enterprise Products and EOTT, with respect to our Galena Park marine terminal.

TRANSPORTATION AND LOGISTICS

    We have an NGL transportation and logistics infrastructure that is composed of a wide range of transportation and distribution assets designed to satisfy the various delivery requirements of our distribution and marketing services business, including transportation of mixed NGLs and NGL products to and from fractionation, storage, pipeline and terminal facilities owned by us or third parties. We own and operate 88 tank trucks and have access to approximately 2,000 rail cars through a services agreement with ChevronTexaco. We also own and operate 21 pressurized barges. We maximize use of our transportation assets by providing fee-based transportation services to refineries and petrochemical companies in the Gulf of Mexico region using available capacity in our tank truck fleet, rail cars and pressurized barges.

    STORAGE AND TERMINALS. As part of our transportation and logistics operations, we own and/or operate a number of storage and terminal facilities, which we use to deliver NGL products to our customers and to support our distribution and marketing business. The following table summarizes the type, location, connections and throughput of these assets:

                        STORAGE AND TERMINAL FACILITIES

                                                                                        THROUGHPUT
                                                                                    FOR THE YEAR ENDED
                                                                                       DECEMBER 31,
STORAGE AND TERMINAL FACILITIES              LOCATION            CONNECTIONS               2001
-------------------------------          ----------------   ---------------------   ------------------
                                         (COUNTY, STATE)                              (IN THOUSANDS
                                                                                       OF GALLONS)
Hattiesburg Underground Storage
  Facility.............................  Washington, MS     Pipeline, Truck, Rail         73,309
Greenville Propane Terminal............  Greenville, MS     Truck, Barge, Rail            20,688
Calvert City Propane Terminal..........  Marshall, KY       Pipeline, Truck               45,457
Pt. Everglades Propane Terminal........  Broward, FL        Truck, Barge                  48,612
Tampa Propane Terminal.................  Hillsborough, FL   Truck, Barge, Rail            56,004
Tyler Propane Terminal.................  Smith, TX          Pipeline, Truck                8,483
Chattanooga Propane Terminal*..........  Hamilton, TN       Truck, Rail                      N/A
Gladewater Injection Terminal..........  Gregg, TX          Pipeline, Truck               35,455
Bridgeport Injection Terminal..........  Jack, TX           Pipeline, Truck               19,294
Abilene Injection Terminal.............  Taylor, TX         Pipeline, Truck               16,044
                                                                                         -------
  TOTAL................................                                                  323,346

------------------------

*   Acquired in January 2002 from ChevronTexaco

    HATTIESBURG UNDERGROUND STORAGE FACILITY. We operate and own a 50% interest in the Hattiesburg underground propane storage facility in Washington County, Mississippi. The Hattiesburg facility consists of three injection wells for underground storage with a total capacity of 5.9 million barrels. This facility is connected by an 8-inch pipeline to the Dixie pipeline system, a propane pipeline that runs from the Gulf Coast to North Carolina and Georgia. It is also connected to Chevron's Pascagoula, Mississippi refinery by the Plantation pipeline. In addition to its pipeline connections, the facility serves as a major terminal for receipt and delivery of NGL products by truck and rail. Hattiesburg is equipped with eight automated truck loading racks and tank car racks capable of accommodating 16 rail cars. These capabilities make the Hattiesburg facility a significant support structure for our distribution and marketing services business.

    PROPANE TERMINALS. We operate and, in most cases, have an ownership interest in six propane terminals in Kentucky, Mississippi, Florida, Tennessee and Texas. The Florida and Mississippi terminals are supplied with NGL products from multiple supply points by pressurized barges. The Texas and Kentucky terminals are primarily supplied with product from Mont Belvieu by pipeline. The Tennessee terminal is supplied with product from various points by rail. These facilities are equipped with truck loading racks and pipeline connections and, excluding the Tennessee terminal that was acquired effective January 1, 2002, accounted for an average propane sales volume of 16,474 barrels per day in 2001.

    INJECTION TERMINALS. Our Abilene, Bridgeport and Gladewater terminals are pipeline injection facilities for mixed NGLs that are brought in by truck, to be offloaded into tanks and injected into the ChevronTexaco-operated West Texas Pipeline system. These facilities are equipped with truck racks for offloading mixed NGLs and storage tanks for pumping the mixed NGLs into this pipeline system. In 2001, these terminals had an aggregate throughput of 4,618 barrels per day. The volumes serviced at these terminals are expected to increase with increased area drilling.

    TANK TRUCKS. We own and operate a fleet of tank trucks to transport mixed NGLs and NGL products and liquid chemical products. The fleet includes both high pressure and low pressure equipment, enabling us to deliver a wide range of products to our customers. The trucks are generally used to transport propane from storage or terminals to market or to gather mixed NGLs from refineries and gas plants for delivery to fractionators or other refineries. The fleet, composed of 88 tractors and 109 trailers, is positioned near primary production and distribution assets in Texas, Louisiana and Mississippi. Our fleet transports in the aggregate an average of 21,500 barrels per day. The following chart indicates the location, quantity and capacity of our tank truck assets:

                                  TANK TRUCKS

BASE LOCATION                                              TRAILERS   CAPACITY
-------------                                              --------   ---------
                                                                      (GALLONS)
Abilene, TX..............................................      6         63,000
Bridgeport, TX...........................................     15        157,500
Gladewater, TX...........................................     11        115,500
Mont Belvieu, TX.........................................     53        490,500
Hammond, LA..............................................     21        220,500
Greenville, MS...........................................      3         31,500
                                                             ---      ---------
  TOTAL..................................................    109      1,078,500

    RAIL CARS. We have access to over 2,000 rail cars pursuant to a services agreement with ChevronTexaco. These rail cars are strategically located across the United States and can transport NGLs and several other products. We primarily transport butane, propane and propylene to market and transport in the aggregate an average of 33,000 barrels per day.

    BARGES. Our pressurized barge fleet is used to transport NGL products throughout the Gulf Coast market. We currently own and operate the largest fleet of seagoing pressurized barges in North America. These barges generally move butane in and out of refineries and transport propane and refinery-grade propylene to market. Our barge fleet consists of five seagoing pressurized barges, 14 inland pressurized barges and two combination pressurized barges suitable for both inland and seagoing service. The fleet's operational base in Belle Chasse, Louisiana, is strategically located for serving the Gulf Coast market.

    We may also enter into short-term lease agreements for the use of barges as necessary to supplement the capacity of our owned fleet to meet our transportation obligations. In 2001, we transported an aggregate of 2.2 million barrels on leased barges.

    The following chart indicates the type, quantity, ownership and capacity of the pressurized barges in our fleet:

                                     BARGES

                                                           QUANTITY
TYPE OF SERVICE                                             OWNED       CAPACITY
---------------                                            --------   ------------
                                                                      (IN BARRELS)
Inland *.................................................     14        183,939
Seagoing**...............................................      5        104,031
Combination***...........................................      2         33,296
                                                              --        -------
  TOTAL..................................................     21        321,266

------------------------

*   Intracoastal Waterway and Mississippi River

**  Across the Gulf of Mexico

*** Used for both inland and seagoing service

DISTRIBUTION AND MARKETING SERVICES

    Our vertically integrated, strategically located physical assets enable us to successfully distribute and market NGL products. Because our business is vertically integrated, we are able to capitalize on marketing opportunities existing in the NGL markets we serve through the operation of our physical assets. Our strategically located asset base and significant contractual relationships, coupled with our operational and industry expertise, allow us to capture capacity, demand and distribution inefficiencies that exist from time to time in the market.

    Our distribution and marketing services include:

    - refinery services;

    - wholesale propane marketing; and

    - purchasing mixed NGLs and NGL products from NGL producers and other sources and selling NGL products to petrochemical manufacturers, refineries and other marketing companies.

    The following chart depicts the average daily volumes we have sold since
1999:

              VOLUMES SOLD BY DISTRIBUTION AND MARKETING SERVICES

                                                               1999          2000          2001
                                                             --------      --------      --------
                                                                       (IN THOUSANDS OF
                                                                       BARRELS PER DAY)
Refinery Services......................................         35            41            41
Wholesale Propane......................................         48            53            51
Marketing..............................................        374           368           398
                                                               ---           ---           ---
  TOTAL................................................        457           462           490

    We market significant volumes of mixed NGLs and NGL products under term contracts for major producers, including Dynegy Midstream and ChevronTexaco. Of the volumes we purchased during 2001, Dynegy Midstream accounted for approximately 16% and ChevronTexaco accounted for approximately 13%. In addition, Chevron Phillips purchased approximately 20% of the volumes we sold. In addition to our sales to Chevron Phillips, for the year ended December 31, 2001, approximately 12% of our sales volumes were made on a spot basis to Louis Dreyfus Plastics.

    REFINERY SERVICES. In 2001, we sold an average of 41,000 barrels per day of NGLs through our refinery services business. In this business, we purchase mixed NGLs and NGL products primarily from refineries and, to a lesser extent, from gas plants, including plants owned by Dynegy Midstream. We sell these NGLs to refinery customers or to other customers through our distribution and marketing services business. Our refinery and gas plant customers require our services because they generally lack pipeline connections and consequently must receive and ship products by truck or rail.

    The primary NGL products we handle in our refinery services business are butane and propane. Most of the butane is sold to other refineries, while the propane is sold through our wholesale marketing operations. We generally earn a margin by retaining a portion of the resale price or a fixed minimum fee per gallon. We also transport mixed NGLs from refineries and gas plants to injection terminals for transportation by pipeline to major fractionation hubs.

    We have contracts ranging in term from one to five years with a total of 26 refineries and gas plants, including all six of Chevron's United States refineries. Our other refinery services suppliers include Ultramar Diamond Shamrock/Valero, Citgo, Alon USA, Atofina and Amerada Hess. The following map shows the location of the refineries and gas plants with whom we have contracts:

                          REFINERY SERVICES CUSTOMERS

           [MAP ILLUSTRATING LOCATION OF REFINERY SERVICES CUSTOMERS]

    WHOLESALE PROPANE MARKETING. In 2001, we sold an average of approximately 51,000 barrels of propane per day to more than 800 retailers nationwide. Our propane supply comes from our refinery services operations and our other distribution and marketing operations. Our customers include major multi-state gas retailers such as Suburban Propane Partners, L.P., AmeriGas Partners, L.P., and Ferrellgas, L.P. and independent retailers such as, Allied Propane and Gasco. Multi-state retailers generally account for approximately 40% of our wholesale propane sales, while independent retailers make up the balance. We generally sell propane to retailers pursuant to contracts that are generally renewable each year. The contracts either provide for sales at a fixed price based on the current price established at Mont Belvieu or allow us to charge the posted price at the time of delivery. Some of our contracts have maximum and minimum seasonal purchase guidelines. We have a number of offices strategically located in six regions across the country, each supported by a manager and sales force. Our primary advantage in our wholesale propane marketing operations is our reputation for service and

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
reliability. Our extensive network of transportation and logistics assets and multiple sources of propane supply enable us to capitalize on marketing opportunities, while delivering propane efficiently and in volumes sufficient to meet our contractual obligations. As a result, we believe that we have established a reputation in our industry as a high-value, reliable supplier.

    OTHER DISTRIBUTION AND MARKETING SERVICES. In 2001, we sold an average of 398,000 barrels per day of mixed NGLs and NGL products through our marketing operations. We enter into contracts both to purchase mixed NGLs and NGL products from NGL producers and to sell NGL products to end-users and other marketing companies. We generally purchase mixed NGLs and NGL products from producers at a monthly pricing index less applicable fractionation, transportation and marketing fees. We resell the products purchased from NGL producers to petrochemical manufacturers, refineries and other marketing companies. For example, one of the contracts we will enter into with Dynegy Midstream at the closing of this offering will obligate Dynegy Midstream to sell all of its mixed NGLs and NGL products to us for the next 20 years. This contract will provide for the purchase of mixed NGLs at an OPIS index base price less adjustments for transportation and fractionation costs and a distribution and marketing services fee equal to a percentage of the sales price, subject to a minimum fee per gallon.

    In addition to margins that we earn from buying NGL products pursuant to term contracts, we also earn a margin by purchasing and selling NGL products in the spot market and in the forward market. Through these transactions we seek to maintain a position that is substantially balanced between our physical inventories and purchase obligations for NGLs as compared to our NGL product sales commitments. As part of our risk management strategy, we also enter into floating price collar arrangements, financial swaps and NGL products futures contracts to manage some of our exposure to commodity price risk. Generally, we purchase only NGL products for which we have a market and structure our sales contracts so that NGL price fluctuations do not significantly affect the margins we receive. We do not typically acquire and hold NGL inventory or derivative financial instruments for the purpose of speculating on NGL price changes that might expose us to indeterminable losses.

    The profitability of our distribution and marketing services business depends on the volume of NGL products purchased and sold, the level of marketing fees charged to our refinery services customers and other customers and the margins associated with selling NGL products at a price in excess of the costs incurred in acquiring the NGL products. The difference between the cost of NGL products and sales prices typically changes in periods of rising or falling NGL products prices. When market prices of NGL products rise or fall, sales prices and related revenues are directly affected.

    COMPETITION. Our wholesale propane marketing operations compete with numerous regional propane producers and suppliers throughout the United States. Our major regional competitors are BP in the Midwest, Phillips and Conoco in the Southwest and Enterprise in the West and Southeast. In addition, we compete with numerous wholesalers that ship propane along the major NGL pipelines.

    Our other primary competitors with respect to our Distribution and Marketing Services business include Louis Dreyfus, Duke Energy, El Paso Energy and Enterprise Products.

DYNEGY MIDSTREAM ASSETS AND CONTRACTS

    In connection with our formation, Dynegy Midstream will retain
Dynegy Inc.'s midstream assets that are not being contributed to our partnership. The assets and operations to be retained by Dynegy Midstream include the following:

    - GAS GATHERING AND PROCESSING PLANTS. Dynegy Midstream owns interests in 22 gas processing plants, as well as associated and stand-alone gas gathering pipeline systems. These assets are primarily located near the wellhead in key producing areas of Louisiana, New Mexico and Texas.

    - LOUISIANA AREA OPERATIONS. Louisiana area operations include the Lake Charles fractionator, the Hackberry storage facility, the Lake Charles mixed NGL gathering system and the Lake Charles to Mont Belvieu bi-directional pipeline. The Hackberry storage facility is primarily operated in conjunction with the Lake Charles fractionator to store mixed NGLs prior to fractionation and to store NGL products after fractionation. The Lake Charles mixed NGL gathering system is utilized to gather mixed NGLs from processing plants situated near the Lake Charles fractionator. The primary purpose of the Lake Charles to Mont Belvieu bi-directional pipeline is to transport BG mix, a mixture of butane and gasoline, which the Lake Charles fractionator is unable to fractionate, to the Cedar Bayou fractionator, which has the ability to fractionate these products. The Lake Charles to Mont Belvieu bi-directional pipeline is integral to the operations of the Lake Charles fractionator.

    - GULF COAST FRACTIONATOR. Dynegy Midstream has a 38.75% ownership interest in the Gulf Coast Fractionator. Although the Gulf Coast Fractionator is located in the Texas Gulf Coast area, it is not operated and managed with our assets and operations constituting the Texas Gulf Coast Facilities. Rather, the Gulf Coast Fractionator is operated by Conoco.

    - THE WEST TEXAS PIPELINE. Dynegy Midstream has a 39% ownership interest in the West Texas Pipeline which carries mixed NGLs from gas processing plants to fractionation facilities. The West Texas Pipeline is operated by an affiliate of ChevronTexaco.

    - GLOBAL MARKETING AND TRANSPORTATION. Dynegy Midstream charters four very large gas carriers which support its international marketing operations.

    Effective January 1, 2002, we have entered into a number of commercial agreements with Dynegy Midstream. These agreements have a 20-year term and include:

    - A Mixed NGL and NGL Product Purchase and Sale Agreement, pursuant to which we will purchase all of Dynegy Midstream's owned or controlled mixed NGLs and NGL products. The purchase price for the mixed NGLs and NGL products will be based on an OPIS index price, less adjustments for transportation and fractionation costs and a distribution and marketing services fee equal to a percentage of the base price, subject to a minimum fixed fee per gallon. This agreement formalizes the current business practice between Dynegy Midstream and our distribution and marketing services business.

    - A Mixed NGL Gathering Agreement, a Storage Agreement and a Fractionation Agreement which give us the ability to utilize services provided by Dynegy Midstream's assets located in Louisiana. Our marketing and distribution business acquires mixed NGLs in Louisiana pursuant to purchase and exchange agreements. The gathering agreement provides that Dynegy Midstream will receive mixed NGLs from us at the tailgates of certain plants located in the Lake Charles area and deliver them to its storage facility in exchange for a per gallon fee for all volumes gathered. The storage agreement provides for storage capacity for mixed NGLs and NGL products for a fee of approximately $2 million per year. We have the option of fractionating our Louisiana volumes at Dynegy Midstream's Lake Charles fractionator or at the Cedar Bayou fractionator. To the extent we fractionate these volumes at the Cedar Bayou fractionator, we will pay Dynegy Midstream a transportation fee for the use of its bi-directional pipeline which connects its Louisiana assets to Mont Belvieu. Fees associated with these agreements will be assessed based on our usage of each of the services to be provided.

ENVIRONMENTAL AND REGULATORY MATTERS

    Our activities are subject to various state and local laws and regulations, as well as orders of regulatory bodies, governing a wide variety of matters, including marketing, production, pricing, community right-to-know, protection of the environment, safety and other matters.

    ENVIRONMENTAL. We believe that our operations and facilities are in substantial compliance with applicable environmental regulations. However, risks of process upsets, accidental releases or spills can be associated with our operations and there can be no assurance that significant costs and liabilities will not be incurred, including those relating to claims for damage to property and persons.

    The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. The usual remedy for failure to comply with these laws and regulations is the assessment of administrative, civil and, in some instances, criminal penalties or, in some circumstances, injunctions. We believe that the cost of compliance with environmental laws and regulations will not have a material adverse effect on our results of operations or financial condition. However, it is possible that the costs of compliance with environmental laws and regulations will continue to increase, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. In the event of future increases in costs, we may be unable to pass on those increases to our customers. We will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

    SOLID WASTE. We currently own or lease, and have in the past owned or leased, properties that have been used over the years for NGL fractionating, treatment, transportation and storage. Solid waste disposal practices within the NGL industry and other oil and natural gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. We are aware that hydrocarbons and other solid wastes associated with historical activities are present in certain onsite soils at our Mont Belvieu location. These materials are in stable soil, and are not the subject of any current or anticipated remedial obligation. The materials were left in place several years ago as part of waste disposal area closures conducted in accordance with applicable regulatory requirements at the time. We have no reason to believe that the continued presence of the materials is causing any ongoing contamination of groundwater or other environmental media. Hydrocarbons and other solid wastes also may have been disposed of on or under other properties owned or leased by us during the operating history of those facilities. In addition, a small number of our properties may have been operated by third parties over whom we had no control as to such entities' handling of hydrocarbons or other wastes and the manner in which such substances may have been disposed of or released. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict and, pursuant to such laws and regulations, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination. To the extent that we become obligated to remedy any of these conditions in the near term, Dynegy Midstream has agreed to indemnify us in an aggregate amount not to exceed $12.5 million for five years after the closing of this offering for certain potential environmental liabilities occurring or existing before the closing date. We do not believe that the presence of these conditions on our properties is likely to result in unrecovered expenditures or liability that would have a material adverse effect on our operations.

    We generate both hazardous and nonhazardous solid wastes which are subject to requirements of the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. From time to time, the U.S. Environmental Protection Agency ("EPA") has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for these wastes. Furthermore, it is possible that some wastes generated by us that are currently classified as nonhazardous may in the future be designated as "hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in our capital expenditures or operating expenses.

    SUPERFUND. The federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Although "petroleum" is excluded from CERCLA's definition of a "hazardous substance," in the course of our ordinary operations we will generate wastes that may fall within the definition of a "hazardous substance." We may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA.

    CLEAN AIR ACT. Our operations are subject to the federal Clean Air Act and comparable state statutes. Amendments to the Clean Air Act adopted in 1990 contain provisions that may result in the imposition of increasingly stringent pollution control requirements with respect to air emissions from the operations of our pipelines and our processing and storage facilities. Such air pollution control requirements may include specific equipment or technologies, permits with emissions and operational limitations, pre-approval of new or modified projects or facilities producing air emissions, and similar measures. For example, our Texas Gulf Coast facilities are located in the Houston-Galveston ozone non-attainment area, which is categorized as a "severe" non-attainment area under the Clean Air Act. "Severe" non-attainment areas are subject to more restrictive regulations for the issuance of air permits for new or modified facilities. In addition, existing sources of air emissions in the Houston-Galveston area are subject to stringent emission reduction requirements. We have included in our capital budget some projected expenditures for compliance with emission reduction requirements applicable to our Texas Gulf Coast facilities for which compliance is required beginning in 2004. We expect that our maintenance capital expenditures over the next four years will include approximately $6.2 million for equipment upgrades to comply with these new requirements. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and/or result in the limitation or cessation of construction or operation of certain air emission sources. We believe that our operations, including our processing facilities, pipelines and storage facilities, are in substantial compliance with applicable air emission control requirements.

    CLEAN WATER ACT. The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws require containment of potential discharges of contaminants into federal and state waters. Regulations promulgated pursuant to these laws require entities that discharge into federal and state waters to obtain National Pollutant Discharge Elimination System ("NPDES") and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws provide penalties for releases of unauthorized contaminants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of stormwater runoff. We believe that we will be able to obtain, or be included under, these Clean Water Act permits and that compliance with the conditions of such permits will not have a material effect on our operations.

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
    UNDERGROUND STORAGE REQUIREMENTS. We currently own and operate underground storage caverns that have been created in naturally occurring salt domes in Texas and Mississippi. These storage caverns are used to store NGLs, NGL products, propane/propylene mix, ethylene and propylene. Surface brine pits and brine disposal wells are used in the operation of the storage caverns. All of these facilities are subject to strict environmental regulation by the Texas Railroad Commission and other state agencies under the Texas Natural Resources Code and by the Mississippi State Oil and Gas Board under similar Mississippi statutes. Regulations implemented under such statutes address the operation, maintenance and/or abandonment of such underground storage facilities, pits and disposal wells, and require that permits be obtained. Failure to comply with the governing statutes or the implementing regulations may lead to the assessment of administrative, civil or criminal penalties. We believe that our salt dome storage operations, including the caverns, brine pits and brine disposal wells, are in substantial compliance with applicable statutes.

    SAFETY REGULATION. Our pipelines are subject to regulation by the U.S. Department of Transportation ("DOT") under the Hazardous Liquid Pipeline Safety Act, as amended ("HLPSA"), relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA covers crude oil, carbon dioxide, NGL and petroleum products pipelines and requires any entity which owns or operates pipeline facilities to comply with the regulations under the HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. Our truck terminals and trucking operations are subject to a separate set of DOT safety regulations. We believe that our pipeline and trucking operations are in substantial compliance with applicable DOT requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with the DOT regulations will not have a material adverse effect on our results of operations or financial position.

    The workplaces associated with our processing, terminal and storage facilities and the pipelines, trucks and marine vessels we operate are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. We believe that we have conducted our operations in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances. Our marine vessel and terminal operations are also subject to safety and operational standards established and monitored by the U.S. Coast Guard, as discussed above.

    In general, we expect to increase our expenditures relating to compliance with likely higher industry and regulatory safety standards such as those described above. These expenditures cannot be accurately estimated at this time, but we do not expect them to have a material adverse effect on our business.

    MARINE TRANSPORTATION. The Interstate Commerce Act exempts from economic regulation the water transportation of petroleum cargoes in bulk. Accordingly, our transportation rates, which are negotiated with our customers, are not subject to special rate regulation under the provisions of such act or otherwise. The operation of tank ships, tugboats and barges, however, is subject to regulation under various federal laws and international conventions, as interpreted and implemented by the United States Coast Guard, as well as certain state and local laws. Tank ships, tugboats and barges are required to meet construction and repair standards established by the American Bureau of Shipping, a private organization, and the United States Coast Guard and to meet operational and safety standards presently established by the United States Coast Guard.

    JONES ACT. The Jones Act is a federal law that restricts maritime transportation between United States points to vessels built and registered in the United States and owned and manned by United States citizens. Since we engage in maritime transportation between United States points, we are subject to the provisions of the law. As a result, we are responsible for monitoring the ownership of our subsidiaries that engage in maritime transportation and for taking any remedial action necessary to insure that no violation of the Jones Act ownership restrictions occurs. The Jones Act also requires that all United States-flag vessels be manned by United States citizens. Foreign-flag seamen generally receive lower wages and benefits than those received by United States citizen seamen. This requirement significantly increases operating costs of United States-flag vessel operations compared to foreign-flag vessel operations. Certain foreign governments subsidize their nations' shipyards. This results in lower shipyard costs both for new vessels and repairs than those paid by United States-flag vessel owners. The United States Coast Guard and American Bureau of Shipping maintain the most stringent regime of vessel inspection in the world, which tends to result in higher regulatory compliance costs for United States-flag operators than for owners of vessels registered under foreign flags of convenience.

    PIPELINE REGULATION. Two pipelines that connect our Mont Belvieu and Galena Park facilities are subject to rate regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for regulated pipelines be just and reasonable and non-discriminatory. The Interstate Commerce Act permits challenges to proposed new or changed rates by protest and challenges to rates that are already on file and in effect by complaint. Because we are the only shipper on these pipelines, we do not believe that it is likely that there will be a challenge to our rates that would materially affect our revenues and cash flows.

TITLE TO PROPERTIES

    Substantially all of our pipelines are constructed on rights-of-way granted by record owners of such property. Some of the rights-of-way are shared with other pipelines owned by affiliates of Dynegy Inc. and third parties. In some instances such rights-of-way are revocable at the election of the grantor. Lands over which rights-of-way have been obtained may be subject to prior liens. We have obtained permits from public authorities to cross over or under, or to lay facilities in or along water courses, county roads, municipal streets and state highways, and in some instances, these permits are revocable at the election of the grantor. We have also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election.

    Some of our facilities are located on lands which are leased. Some or all of those lands may be subject to prior liens which have not been subordinated to the leases.

    Some of the leases, easements, rights-of-way, permits and licenses transferred or to be transferred to us require the consent of the grantor to transfer these rights. Our general partner believes that it has obtained or will obtain third-party consents, permits and authorizations sufficient for the transfer to us of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations which have not yet been obtained, our general partner believes that such consents, permits or authorizations will be obtained after the closing of this offering, or that the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of our business.

    Our general partner believes that we have satisfactory title to all of our assets. Record title to some of our assets may continue to be held by affiliates of Dynegy Inc. until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to the transfer. We will make these filings and seek these consents after the completion of this offering. Although title to these properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us, our general partner believes that none of these burdens will materially detract from the value of our properties or from our interest in them or will materially interfere with their use in the operation of our business.

EMPLOYEES

    To carry out our operations, our general partner or its affiliates employ approximately 290 individuals who provide direct support to our operations. None of these employees are represented by labor unions.

LITIGATION

    We are a party to various legal actions that have arisen in the ordinary course of business. We do not believe that the resolution of these matters will have a material adverse effect on our financial condition or results of operations.

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
                                   MANAGEMENT

MANAGEMENT OF DYNEGY ENERGY PARTNERS

    Dynegy DEP GP LLC, as our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. However, whenever possible, our general partner intends to incur indebtedness or other obligations that are non-recourse.

    At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the New York Stock Exchange. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below.

    In compliance with the rules of the New York Stock Exchange, the members of the board of directors named below will appoint two independent members within three months of the listing of the common units on the New York Stock Exchange and one additional independent member within 12 months of that listing. The three newly appointed members will serve as the initial members of the audit and compensation committees.

    We are managed and operated by the directors and officers of our general partner. All of our operational personnel will be employees of Dynegy Inc. or its subsidiaries.

    Some officers of our general partner may spend a substantial amount of time managing the business and affairs of Dynegy Inc. and its other affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Dynegy Inc. Our general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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
DIRECTORS AND EXECUTIVE OFFICERS OF DYNEGY DEP GP LLC

    The following table shows information for the directors and executive officers of our general partner. Executive officers and directors are elected for one-year terms.

NAME                                          AGE      POSITION WITH THE GENERAL PARTNER
----                                        --------   ---------------------------------
Stephen W. Bergstrom......................     43      Chairman of the Board of Directors

Robert D. Doty, Jr........................     43      Director

Stephen A. Furbacher......................     54      Chief Executive Officer, Chief Operating
                                                       Officer and Director

Michael R. Mott...........................     41      Chief Financial Officer

Terry D. Jones............................     44      Senior Vice President and General Counsel

    Stephen W. Bergstrom is the Chairman of the Board of Directors of our general partner. Mr. Bergstrom also serves as President, Chief Operating Officer and a member of the Board of Directors of Dynegy Inc. Mr. Bergstrom is responsible for the day-to-day execution of Dynegy Inc.'s strategy across its operating business units. Mr. Bergstrom was formerly President and Chief Operating Officer of Dynegy Marketing and Trade and Executive Vice President of Dynegy Inc. After joining Dynegy Inc. in 1986 as Vice President of Gas Supply, Mr. Bergstrom was appointed to Senior Vice President of Gas Marketing and Supply in 1987.

    Robert D. Doty, Jr. is a member of the Board of Directors of our general partner. Mr. Doty also serves as the Senior Vice President and Chief Financial Officer of Dynegy Inc. He joined Dynegy Inc. in 1991 and has served as its principal financial officer since May 2000. In this capacity, Mr. Doty is responsible for the overall financial strategy and operations of Dynegy Inc., including accounting, finance, investor relations, risk control, treasury and tax. Mr. Doty previously served as Senior Vice President of Finance. Prior to joining Dynegy Inc., Mr. Doty was employed by Arthur Andersen LLP.

    Stephen A. Furbacher is the Chief Executive Officer, Chief Operating Officer and a member of the Board of Directors of our general partner. Mr. Furbacher also serves as President and Chief Operating Officer of Dynegy Midstream. He has direct management responsibility for Dynegy Midstream's natural gas liquids production, marketing, transportation and storage businesses. He also directs Dynegy Midstream's natural gas gathering, compression, transportation, treating, and liquids-extraction operations. Mr. Furbacher was formerly President of Warren Petroleum Company (now Dynegy Midstream), the natural gas liquids division of Chevron U.S.A., Inc. Mr. Furbacher was appointed to his current position with Dynegy Inc. in September 1996. He is the immediate past president of the Gas Processors Association and was past chairman of the Natural Gas Supply Association Steering Committee.

    Michael R. Mott is Chief Financial Officer of our general partner. Mr. Mott also serves as Senior Vice President and Controller of Dynegy Inc. Mr. Mott joined Dynegy Inc. in 1995 as Director of Financial Reporting and was appointed to Vice President and Assistant Controller in January 2000. Mr. Mott has served as Senior Vice President and Controller of Dynegy Inc. since March 2001. Prior to joining Dynegy Inc., Mr. Mott was employed by Price Waterhouse.

    Terry D. Jones is Senior Vice President and General Counsel of our general partner. Mr. Jones also serves as Senior Vice President and General Counsel of Dynegy Midstream and has served in this capacity since September 1996.
Mr. Jones served as Vice President and General Counsel of Trident NGL, Inc. from March 1995 until September 1996 and served as Vice President and Corporate Counsel of Dynegy Inc.'s predecessor from March 1994 until assuming his duties with Trident NGL, Inc. Prior to his employment with Dynegy Inc. and its predecessors, Mr. Jones was a partner in the New Orleans law firm of Simon, Peragine, Smith and Redfearn from January 1990 through February 1994.

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
OTHER MANAGEMENT

    The following table shows information for other management of our general partner.

NAME                                         AGE      POSITION WITH THE GENERAL PARTNER
----                                       --------   ---------------------------------
Ron M. Logan.............................     41      Senior Vice President, Business Development

Vincent T. McConnell.....................     43      Senior Vice President, Marketing

John L. Gawronski........................     50      Senior Vice President, Wholesale and
                                                      Transportation

Hunter I. Battle.........................     44      Senior Vice President, Texas Gulf Coast

David R. Pittenger.......................     43      Senior Vice President and Controller

Terry A. Hart............................     32      Finance Director

    Ron M. Logan is Senior Vice President, Business Development of our general partner. Mr. Logan also serves as Vice President of Dynegy Midstream responsible for the Louisiana Gulf Coast Region, a position he has held since
February 2001. Mr. Logan joined NGC Corporation in 1997 as director of NGL Supply and was named Vice President of Dynegy Inc.'s East Region Liquids business in 1999. Prior to this, Mr. Logan held positions of increasing responsibility in marketing, business development, and trading with Chevron Chemical Company, Chevron Products Company, Chevron USA Production Company and predecessor companies from 1984 through 1997.

    Vincent T. McConnell is Senior Vice President, Marketing of our general partner. Mr. McConnell also serves as Senior Vice President of Liquids Trading for Dynegy Midstream, a position he had held since August 1997. Mr. McConnell has held various management positions with Dynegy Inc. and its affiliates since February 1987.

    John L. Gawronski is Senior Vice President, Wholesale and Transportation of our general partner. Mr. Gawronski previously served as Vice President of Wholesale Marketing and Transportation for Dynegy Midstream from August 1997 to present. Prior to his employment with Dynegy Midstream, Mr. Gawronski was employed with Warren Petroleum Company and served as Region Manager, Western NGL Region from 1990 to 1996. Prior to his employment with Warren Petroleum, he was with Petrolane L.P. as an Operational Regional Manager from 1979 to 1989.

    Hunter I. Battle is Senior Vice President, Texas Gulf Coast Facilities of our general partner. Mr. Battle held a similar position with Dynegy Midstream from 1999 to present. From 1996 to 1999, Mr. Battle was employed by Dynegy Midstream as Director of Business Development. Prior to his employment with Dynegy Midstream, Mr. Battle was employed by Warren Petroleum Company from 1981 to 1996, during which time he held various positions in the gas processing and downstream businesses.

    David R. Pittenger is Senior Vice President and Controller of our general partner. Mr. Pittenger also serves as Vice President and Controller for Dynegy Midstream. Mr. Pittenger has served in this capacity since September 1998. Prior to his employment with Dynegy Midstream, Mr. Pittenger was with KN Energy from 1996 to 1998, most recently as Director of Marketing Accounting. Prior to his employment with KN Energy, he was with American Oil and Gas from 1989 to 1996 as Director of Accounting and with Cabot Corporation from 1981 to 1989 as Director of Rates. Mr. Pittenger was associated with Ernst & Whinney from 1979 to 1981.

    Terry A. Hart is Finance Director of our general partner. Mr. Hart also serves as Director of Structured Finance for Dynegy Inc. Mr. Hart has served in this capacity since February 2000 and has responsibility for a variety of international and domestic finance activities. Prior to joining Dynegy Inc., Mr. Hart served as Project Finance Manager and Accounting Manager for Illinova Generating

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Company from May 1995 to January 2000. Additionally, Mr. Hart was the division controller for Illinova Business Development Group and held various accounting positions at Illinois Power Company.

REIMBURSEMENT OF EXPENSES OF OUR GENERAL PARTNER

    Our general partner will not receive any management fee or other compensation for its management of Dynegy Energy Partners. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. All direct general and administrative expenses will be charged to us as incurred. Indirect general and administrative costs relate to centralized corporate functions that we share with Dynegy Inc., including certain legal, accounting, treasury, information technology, insurance, administration of employee benefit plans and other corporate services. The reimbursement amount with respect to indirect general and administrative expenses will not exceed $2 million for the first year. For each of the following four years, this amount may be increased by no more than the greater of 7% per year or the percentage increases in the consumer price index, and is also subject to adjustment for expansions of our operations. General and administrative expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $2 million cap. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

EXECUTIVE COMPENSATION

    We and our general partner were formed in February 2002. Accordingly, our general partner paid no compensation to its directors and officers with respect to the 2001 fiscal year. We have not accrued any obligations with respect to management incentive or retirement benefits for the directors and officers for the 2001 fiscal year. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans which may be established by our general partner or its affiliates in the future.

COMPENSATION OF DIRECTORS

    Officers or employees of our general partner who also serve as directors will not receive additional compensation. Our general partner anticipates that each independent director will receive compensation for attending meetings of the board of directors as well as committee meetings. The amount of compensation to be paid to the independent directors has not yet been determined. In addition, each independent director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

LONG-TERM INCENTIVE PLAN

    In connection with the consummation of this offering, our general partner intends to adopt a long-term incentive plan for employees and directors of our general partner and employees of its affiliates who perform services for us. The long-term incentive plan will be designed to more closely align the financial interests of these individuals with those of our common unitholders and is expected to consist of unit options and restricted units. The plan will be administered by the compensation committee of our general partner's board of directors.

    As is customary in these types of plans, we anticipate that our general partner's board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our general partner's board of directors also will have the right to alter or amend the long-term incentive plan or any part of the plan from time to time,

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
including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant will be permitted that would materially impair the rights of the participant without the consent of the participant.

MANAGEMENT INCENTIVE PLAN

    Our general partner expects to award incentive compensation under the Dynegy Inc. Incentive Compensation Plan, which contains the flexibility to permit these awards. Awards will be made under the management incentive plan in an effort to enhance the performance of our general partner's key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. The board of directors of our general partner may change the manner in which it implements the management incentive plan at any time. We will reimburse our general partner for payments and costs incurred under the plan.

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
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of our general partner, by each named executive officer and by all directors and officers of our general partner as a group.

                                                             PERCENTAGE OF                  PERCENTAGE OF    PERCENTAGE
                                                 COMMON         COMMON       SUBORDINATED   SUBORDINATED      OF TOTAL
                                              UNITS TO BE     UNITS TO BE    UNITS TO BE     UNITS TO BE    UNITS TO BE
                                              BENEFICIALLY   BENEFICIALLY    BENEFICIALLY   BENEFICIALLY    BENEFICIALLY
NAME OF BENEFICIAL OWNER                         OWNED           OWNED          OWNED           OWNED          OWNED
------------------------                      ------------   -------------   ------------   -------------   ------------
Dynegy DEP LP LLC(1)........................   1,100,000         12.6%        8,750,000          100%           56.3%
Stephen W. Bergstrom........................            (2)         *                --           --               *
Robert D. Doty, Jr..........................            (2)         *                --           --               *
Stephen A. Furbacher........................            (2)         *                --           --               *
Michael R. Mott.............................            (2)         *                --           --               *
Terry D. Jones..............................            (2)         *                --           --               *
All directors and executive officers as a
  group (5 persons).........................

------------------------------

*   Represents less than 1%.

(1) Affiliates of Dynegy Inc. own Dynegy DEP LP LLC. Dynegy Inc. is the ultimate parent company of Dynegy DEP LP LLC and may, therefore, be deemed to beneficially own the units held by DEP LP LLC.

(2) Represents common units expected to be purchased in the directed unit program.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    After this offering, affiliates of Dynegy Inc. will own 1,100,000 common units and 8,750,000 subordinated units representing an aggregate 55.2% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights. Our general partner's ability, as general partner, to manage and operate Dynegy Energy Partners and Dynegy Inc.'s affiliates' ownership of an aggregate 55.2% limited partner interest in us, effectively gives our general partner the ability to veto some of our actions and to control our management.

DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNER AND ITS AFFILIATES

    The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Dynegy Energy Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

                                             FORMATION STAGE

The consideration received by our general
  partner and its affiliates for the
  transfer of their interests in the
  operating partnership to us.............  -         1,100,000 common units;

                                            -         8,750,000 subordinated units;

                                            -         2% general partner interest in Dynegy Energy
                                                        Partners; and

                                            -         the incentive distribution rights.

                                            OPERATIONAL STAGE

Distributions of available cash to our
  general partner and its affiliates......  We will generally make cash distributions 98% to the unitholders including an affiliate of our general partner, as holder of 1,100,000 common units and 8,750,000 subordinated units, and 2% to our general partner. In addition, if
                                            distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be
                                            entitled to increasing percentages of the distributions, up to
                                            50% of the distributions above the highest target level.

                                            Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive
                                            distributions of approximately $0.6 million on its 2% general partner interest and an affiliate of our general partner would receive distributions of approximately $15.3 million on its common units and subordinated units.

Payments to our general partner and its
  affiliates..............................  The general partner will be entitled to reimbursement for all expenses it incurs on our behalf, including direct and
                                            indirect general and administrative expenses. Please read
                                            "--Omnibus Agreement."

Withdrawal or removal of our general
  partner.................................  If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or
                                            converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The
                                            Partnership Agreement--Withdrawal or Removal of the General
                                            Partner."

                                            LIQUIDATION STAGE

Liquidation...............................  Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

AGREEMENTS GOVERNING THE TRANSACTIONS

    We and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, the subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations and consequently may not be as favorable to us as they might have been if we had negotiated them with unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

OMNIBUS AGREEMENT

    Upon the closing of the offering of the common units, we will enter into an omnibus agreement with Dynegy Inc. and Dynegy Midstream that will govern potential competition and indemnification obligations among us and the other parties to the agreement, the provision of support services by Dynegy Inc. and our use of the Dynegy Inc. name and trademark.

    NON-COMPETITION PROVISIONS. Dynegy Inc. will agree for so long as Dynegy Inc. controls the general partner or there is no change of control of Dynegy Inc., not to engage in the business of providing

    - fractionation and NGL storage services;

    - NGL distribution and marketing services; and

    - transportation and logistics services to producers and consumers of NGLs in the continental United States.

    This restriction will not apply to:

    - any business operated by Dynegy Inc. or its affiliates as of the closing of this offering;

    - any business conducted by Dynegy Inc. with the approval of the conflicts committee of our general partner;

    - any business acquired or constructed by Dynegy Inc. or its affiliates after the closing that is directly connected to and integrated with the assets owned by Dynegy Inc. or its affiliates;

    - any business acquired or constructed by Dynegy Inc. or its affiliates that has a fair market value or construction cost of less than $20 million;

    - any business acquired or constructed by Dynegy Inc. or its affiliates that has a fair market value or construction cost in excess of $20 million if we have been offered the opportunity to purchase the business and we decline to do so with the concurrence of the conflicts committee of our general partner;

    - any business acquired by Dynegy Inc. or its affiliates that includes a fractionation facility with a capacity of not more than 10,000 barrels per day that is directly connected to and integrated with a gas processing plant; and

    - any business acquired by Dynegy Inc. or its affiliates in connection with the acquisition of other businesses or assets where the restricted business has a fair market value in excess of $20 million and represents less than a majority of the total value paid by Dynegy Inc. or its affiliates.

    INDEMNIFICATION PROVISIONS. Under the omnibus agreement, Dynegy Midstream will indemnify us for five years after the closing of this offering against certain potential environmental liabilities associated with the operation of the assets contributed to us by Dynegy Midstream and occurring or existing before the closing date of this offering. Dynegy Midstream's maximum liability for this indemnification obligation will not exceed $12.5 million. Dynegy Midstream will also indemnify us for liabilities relating to the assets retained by Dynegy Midstream or its affiliates and for certain contractual claims brought by third parties arising from events that occur prior to the closing date of this offering with respect to contracts to which Dynegy Midstream was a party.

    We will indemnify Dynegy Inc. and its affiliates for environmental losses incurred by them to the extent Dynegy Midstream is not required to indemnify us.

    SERVICES. Under the omnibus agreement, Dynegy Inc. will provide us with corporate staff, support and operating services that are substantially identical in nature and quality to the services previously provided by Dynegy Inc. in connection with its management and operation of our assets during the one-year period prior to the closing date. These services will include centralized corporate functions, such as legal, accounting, treasury, information technology, insurance, administration of employee benefit plans and other corporate services. As compensation for providing these services, Dynegy Inc. will be reimbursed for the costs and expenses it incurs in rendering these services, including an overhead allocation to us of Dynegy Inc.'s indirect general and administrative expenses from its corporate allocation pool. The reimbursement amount with respect to indirect general and administrative expenses will not exceed $2 million for the first year. For each of the following four years, this amount may be increased by no more than the greater of 7% per year or the percentage increase in the consumer price index for the applicable year. In addition, our general partner will have the right to agree to further increases in connection with expansions of our operations through the acquisition or construction of new assets or businesses. After this five-year period, our general partner will determine the general and administrative expenses that will be allocated to us. Administrative and general expenses directly associated with providing services to us (such as legal and accounting services) are not included in the overhead allocation pool and are therefore not subject to the $2 million cap. The provisions of the omnibus agreement regarding Dynegy Inc.'s services will terminate upon a change of control of Dynegy Inc. or if Dynegy Inc. or its affiliates cease to control our general partner.

    LICENSE PROVISIONS. Pursuant to the omnibus agreement, Dynegy will grant us a nontransferable, nonexclusive, royalty-free right and license to use the Dynegy name and mark.

    The omnibus agreement may not be amended without the approval of the conflicts committee of our general partner.

CONTRACTUAL ARRANGEMENTS

    At the closing of this offering, we will enter into a number of commercial agreements with Dynegy Midstream and a guarantee facility with Dynegy Holdings. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Contractual Obligations and Commercial Commitments."

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              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

    Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including
Dynegy Inc.), on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, the directors of our general partner have fiduciary duties to manage our partnership in a manner beneficial to us and our unitholders.

    The partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and our partnership or any other partner, on the other, our general partner will resolve that conflict. At the request of our general partner, a conflicts committee of the board of directors of our general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

    - approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

    - on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

    - fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

    Unless the resolution is specifically provided for in the partnership agreement, when resolving a conflict, our general partner may consider:

    - the relative interests of the parties involved in the conflict or affected by the action;

    - any customary or accepted industry practices or historical dealings with a particular person or entity; and

    - generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

    Conflicts of interest could arise in the situations described below, among others:

ACTIONS TAKEN BY OUR GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS.

    The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

    - amount and timing of asset purchases and sales;

    - cash expenditures;

    - borrowings;

    - issuance of additional units; and

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    - the creation, reduction or increase of reserves in any quarter.

    In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

    - enabling our general partner to receive distributions on any subordinated units held by it or the incentive distribution rights; or

    - hastening the expiration of the subordination period.

    For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and on our subordinated units, then the partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy--Subordination Period."

    The partnership agreement provides that the partnership and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership or the subsidiaries.

WE DO NOT HAVE ANY OFFICERS OR EMPLOYEES AND RELY SOLELY ON OFFICERS AND EMPLOYEES OF OUR GENERAL PARTNER AND ITS AFFILIATES.

    We will not have any officers or employees and will rely solely on officers and employees of our general partner, its affiliates and the employees of the subsidiaries. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs. These officers are required to devote significant time to the affairs of Dynegy Inc. or its affiliates and are compensated by them for the services rendered to them.

WE WILL REIMBURSE OUR GENERAL PARTNER AND ITS AFFILIATES FOR ITS EXPENSES.

    We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion, subject to a five-year cap on indirect general and administrative expenses that can be allocated to us.

OUR GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY REGARDING OUR OBLIGATIONS.

    Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF OUR GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH US.

    Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

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CONTRACTS BETWEEN US, ON THE ONE HAND, AND OUR GENERAL PARTNER AND ITS
AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS.

    The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations.

    All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

    Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

COMMON UNITS ARE SUBJECT TO OUR GENERAL PARTNER'S LIMITED CALL RIGHT.

    Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement--Limited Call Right."

WE MAY NOT CHOOSE TO RETAIN SEPARATE COUNSEL FOR OURSELVES OR FOR THE HOLDERS OF COMMON UNITS.

    The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units if a conflict of interest arises between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

OUR GENERAL PARTNER'S AFFILIATES MAY COMPETE WITH US.

    The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to Dynegy Inc. and its affiliates. Except as provided in the partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

FIDUCIARY RESPONSIBILITIES

    Our general partner is accountable to us and our unitholders as a fiduciary. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner to limited partners and the partnership. Please read "Certain Relationships and Related Transactions--Omnibus Agreement."

    Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. Fiduciary duties owed to unitholders by our general partner

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are prescribed by law and the partnership agreement. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards........  Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of
                                            care, in the absence of a provision in a partnership
                                            agreement providing otherwise, would generally require a
                                            general partner to act for the partnership in the same
                                            manner as a prudent person would act on his own behalf.
                                            The duty of loyalty, in the absence of a provision in a
                                            partnership agreement providing otherwise, would
                                            generally prohibit a general partner of a Delaware
                                            limited partnership from taking any action or engaging
                                            in any transaction where a conflict of interest is
                                            present.

                                            The Delaware Act generally provides that a limited
                                            partner may institute legal action on behalf of the
                                            partnership to recover damages from a third party where
                                            a general partner has refused to institute the action or
                                            where an effort to cause a general partner to do so is
                                            not likely to succeed. In addition, the statutory or
                                            case law of some jurisdictions may permit a limited
                                            partner to institute legal action on behalf of himself
                                            and all other similarly situated limited partners to
                                            recover damages from a general partner for violations of
                                            its fiduciary duties to the limited partners.

Partnership agreement modified
  standards...............................  Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its
                                            affiliates that might otherwise raise issues as to
                                            compliance with fiduciary duties or applicable law. For
                                            example, our partnership agreement permits our general
                                            partner to make a number of decisions in its "sole
                                            discretion." This entitles our general partner to
                                            consider only the interests and factors that it desires
                                            and it has no duty or obligation to give any
                                            consideration to any interest of, or factors affecting,
                                            us, our affiliates or any limited partner. Other
                                            provisions of the partnership agreement provide that our
                                            general partner's actions must be made in its reasonable
                                            discretion. These standards reduce the obligations to
                                            which our general partner would otherwise be held.

                                            Our partnership agreement generally provides that
                                            affiliated transactions and resolutions of conflicts of
                                            interest not involving a required vote of unitholders
                                            must be "fair and reasonable" to us under the factors
                                            previously set forth. In determining whether a
                                            transaction or resolution is "fair and reasonable," our
                                            general partner may consider interests of all parties
                                            involved, including its own. Unless our general partner
                                            has acted in bad faith, the action taken by our general
                                            partner shall not constitute a breach of its fiduciary
                                            duty. These

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
                                            standards reduce the obligations to which our general
                                            partner would otherwise be held.

                                            In addition to the other more specific provisions
                                            limiting the obligations of our general partner, our
                                            partnership agreement further provides that our general
                                            partner and its officers and directors will not be
                                            liable for monetary damages to us, the limited partners
                                            or assignees for errors of judgment or for any acts or
                                            omissions if our general partner and those other persons
                                            acted in good faith.

    If you purchase any common units, you agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

    We must indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. Please read "The Partnership Agreement--Indemnification."

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                        DESCRIPTION OF THE COMMON UNITS

THE UNITS

    The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read "Description of Common Units," "Cash Distribution Policy" and "Description of Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

DUTIES

                will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

    - surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

    - special charges for services requested by a holder of a common unit; and

    - other similar fees or charges.

    There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

RESIGNATION OR REMOVAL

    The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

    The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

    - becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

    - automatically requests admission as a substituted limited partner in our partnership;

    - agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

    - represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

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    - grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

    - makes the consents and waivers contained in the partnership agreement.

    An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

    A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

    Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

    - the right to assign the common unit to a purchaser or other transferee;
      and

    - the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

    Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

    - will not receive cash distributions, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

    - may not receive some federal income tax information or reports furnished to record holders of common units.

    The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership Agreement--Status as Limited Partner or Assignee."

    Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or applicable stock exchange regulations.

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                     DESCRIPTION OF THE SUBORDINATED UNITS

    The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. Please read "Cash Distribution Policy."

CONVERSION OF SUBORDINATED UNITS

    The subordination period will generally extend until the first day of any quarter beginning after June 30, 2007, in which each of the following events occurs:

        (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

        (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

        (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

    Before the end of the subordination period, 25% of the subordinated units (up to 2,187,500 subordinated units) will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after June 30, 2005, and 25% of the subordinated units (up to 2,187,500 subordinated units) will convert early into common units on a one-for-one basis on the first day after the record date established for the distribution for any quarter ending on or after June 30, 2006, if at the end of the applicable quarter each of the following three events occurs:

        (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

        (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

        (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

PROVIDED, HOWEVER, that the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

    Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if Dynegy DEP GP LLC is removed as our general

                                       96
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partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

    - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - our general partner will have the right to convert its general partner interests and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

LIMITED VOTING RIGHTS

    Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

    (1) a sale or exchange of all or substantially all of our assets,

    (2) the election of a successor general partner in connection with the removal of the general partner,

    (3) dissolution or reconstitution of our partnership,

    (4) a merger of our partnership,

    (5) issuance of limited partner interests in some circumstances, and

    (6) some amendments to the partnership agreement including any amendment that would cause us to be treated as an association taxable as a corporation.

    The subordinated units are not entitled to a separate class vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

    - a 66 2/3% vote of all outstanding units voting as a single class, and

    - the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

    Under the partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

DISTRIBUTIONS UPON LIQUIDATION

    If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss that we recognize in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation.

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                           THE PARTNERSHIP AGREEMENT

    The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of partnership agreement of the operating partnership is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

    We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

    - With regard to distributions of available cash, please read "Cash Distribution Policy."

    - With regard to the transfer of common units, please read "Description of the Common Units--Transfer of Common Units."

    - With regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

ORGANIZATION AND DURATION

    We were organized on February 15, 2002 and will have a perpetual existence.

PURPOSE

    Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by our general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

    - its operations as conducted immediately before our initial public offering;

    - any other activity approved by our general partner but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

    - any activity that enhances the operations of an activity that is described in either of the two preceding clauses.

    Although our general partner has the ability to cause us and the operating partnership or its subsidiaries to engage in activities other than the fractionating, storing, terminalling, transporting, distributing and marketing of NGLs, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

POWER OF ATTORNEY

    Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

CAPITAL CONTRIBUTIONS

    Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

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LIMITED LIABILITY

    Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

    - to remove or replace our general partner;

    - to approve some amendments to the partnership agreement; or

    - to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

    Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

    Our subsidiaries own properties and conduct business in five states. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in the operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

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VOTING RIGHTS

    The following matters require the unitholder vote specified below. Matters requiring the approval of a "unit majority" require:

    - during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

    - after the subordination period, the approval of a majority of the common units.

Issuance of additional common units or units   Unit majority, with certain exceptions
  of equal rank with the common units during     described under "--Issuance of Additional
  the subordination period                       Securities."

Issuance of units senior to the common units   Unit majority.
  during the subordination period

Issuance of units junior to the common units   No approval right.
  during the subordination period

Issuance of additional units after the         No approval right.
  subordination period

Amendment of the partnership agreement         Certain amendments may be made by the general
                                                 partner without the approval of the
                                                 unitholders. Other amendments generally
                                                 require the approval of a unit majority.
                                                 See "--Amendment of the Partnership
                                                 Agreement."

Merger of our partnership or the sale of all   Unit majority. See "--Merger, Sale or Other
  or substantially all of our assets             Disposition of Assets."

Dissolution of our partnership                 Unit majority. See "--Termination and
                                                 Dissolution."

Reconstitution of our partnership upon         Approval of a majority of the common units
  dissolution                                    and subordinated units voting as separate
                                                 classes.

Withdrawal of the general partner              The approval of a majority of the common
                                                 units, excluding common units held by the
                                                 general partner and its affiliates, is
                                                 required for the withdrawal of the general
                                                 partner prior to June 30, 2012 in a manner
                                                 which would cause a dissolution of our
                                                 partnership. See "--Withdrawal or Removal
                                                 of our General Partner."

Removal of the general partner                 Not less than 66 2/3% of the outstanding
                                                 units, including units held by our general
                                                 partner and its affiliates. See
                                                 "--Withdrawal or Removal of the General
                                                 Partner."

Transfer of the general partner interest       We may transfer the general partner interest
                                                 without a vote of our unitholders in
                                                 connection with the general partner's
                                                 merger or consolidation with or into, or
                                                 sale of all or

                                                 substantially all of its assets to such
                                                 person. The approval of a majority of the
                                                 common units, excluding common units held
                                                 by the general partner and its affiliates,
                                                 is required in other circumstances for a
                                                 transfer of the general partner interest to
                                                 a third party prior to June 30, 2012. See
                                                 "--Transfer of General Partner Interests."

Transfer of incentive distribution rights      Except for transfers to an affiliate or
                                                 another person as part of the general
                                                 partner's merger or consolidation with or
                                                 into, or sale of all or substantially all
                                                 of its assets to such person, the approval
                                                 of a majority of the common units and the
                                                 subordinated units, voting separately as a
                                                 class, is required in most circumstances
                                                 for a transfer of the incentive
                                                 distribution rights to a third party prior
                                                 to June 30, 2012. See "--Transfer of
                                                 Incentive Distribution Rights."

Transfer of ownership interests in the         No approval required at any time. See "--
  general partner                                Transfer of Ownership Interests in the
                                                 General Partner."

ISSUANCE OF ADDITIONAL SECURITIES

    The partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 4,375,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

    During or after the subordination period, we may issue an unlimited number of common units as follows:

    - upon exercise of the underwriters' over-allotment option;

    - upon conversion of the subordinated units;

    - under employee benefit plans;

    - upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

    - in the event of a combination or subdivision of common units; or

    - in connection with an acquisition, capital improvement or debt repayment that increases cash flow from operations per unit on a pro forma basis.

    It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In

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addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

    In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

    Upon issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us and the operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

AMENDMENT OF THE PARTNERSHIP AGREEMENT

    GENERAL. Amendments to the partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

    PROHIBITED AMENDMENTS.  No amendment may be made that would:

    - enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

    - enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

    - change the duration of our partnership;

    - provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

    - give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

    NO UNITHOLDER APPROVAL. Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

    - a change in our name, the location of our principal place of business, our registered agent or our registered office;

    - the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

    - the reduction in the vote needed to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units;

    - an increase in the percentage of a class of units that a person or group may own without losing their voting rights from 20% to a higher percentage;

    - a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

    - an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

    - subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

    - any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

    - an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

    - any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

    - a change in our fiscal year or taxable year and related changes; and

    - any other amendments substantially similar to any of the matters described in the clauses above.

    In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

    - do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

    - are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

    - are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of the limited partners;

    - are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

    - are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

    OPINION OF COUNSEL AND UNITHOLDER APPROVAL. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "--No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, the operating partnership or our subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

    Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

ACTION RELATING TO THE OPERATING COMPANY

    Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of the operating company or taking any action on our behalf permitted to be taken by a member of the operating company in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

    The partnership agreement generally prohibits our general partner, without the prior approval of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

    If conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

TERMINATION AND DISSOLUTION

    We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

    - the election of our general partner to dissolve us, if approved by a unit majority;

    - the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

    - the entry of a judicial order dissolving Dynegy Energy Partners; or

    - the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

    Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to our receipt of an opinion of counsel to the effect that:

    - the action would not result in the loss of limited liability of any limited partner; and

    - neither our partnership, the reconstituted limited partnership nor the operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

    Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash upon Liquidation." The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

    Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "--Transfer of General Partner Interest and Incentive Distribution Rights."

    Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read "--Termination and Dissolution."

    Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, affiliates of our general partner will own 56.3% of the outstanding units. The general partner has the right to decrease, but not subsequently increase, the percentage required to remove the general partner from not less than 66 2/3% of all outstanding units to a lesser percentage of all outstanding units.

    The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

    - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

    In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

    If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

    In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

TRANSFER OF GENERAL PARTNER INTERESTS

    Except for transfer by our general partner of all, but not less than all, of its general partner interest in us and the operating partnership to:

    - an affiliate of our general partner (other than an individual); or

    - another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner's interest in the operating partnership and agree to be bound by the provisions of the partnership agreements of the operating partnership.

    The general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

TRANSFER OF OWNERSHIP INTERESTS IN GENERAL PARTNER

    At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders.

TRANSFER OF INCENTIVE DISTRIBUTION RIGHTS

    The general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to June 30, 2012, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and subordinated units, voting as separate classes. On or after June 30, 2012, the incentive distribution rights will be freely transferable.

CHANGE OF MANAGEMENT PROVISIONS

    The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Dynegy DEP GP LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. The general partner has the discretion to increase, but not subsequently decrease, the ownership percentage at which voting rights are forfeited. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

    The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

    - the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

    - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED CALL RIGHT

    If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

    - the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

    - the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Tax
Considerations--Disposition of Common Units."

MEETINGS; VOTING

    Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

    Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

    Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "--Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding,

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that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. The general partner has the right to increase, but not subsequently decrease, the voting percentage at which voting rights are forfeited. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

    Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

STATUS AS LIMITED PARTNER OR ASSIGNEE

    Except as described above under "--Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

    An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. See "--Meetings; Voting." Transferees that do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units--Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

    If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

INDEMNIFICATION

    Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

    - our general partner;

    - any departing general partner;

    - any person who is or was an affiliate of a general partner or any departing general partner;

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    - any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

    - any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

    Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

BOOKS AND REPORTS

    Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

    We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

    We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

RIGHT TO INSPECT OUR BOOKS AND RECORDS

    The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

    - a current list of the name and last known address of each partner;

    - a copy of our tax returns;

    - information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

    - copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

    - information regarding the status of our business and financial condition; and

    - any other information regarding our affairs as is just and reasonable.

    Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

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REGISTRATION RIGHTS

    Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Dynegy DEP GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

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                         UNITS ELIGIBLE FOR FUTURE SALE

    After the sale of the common units offered by this prospectus, an affiliate of our general partner will own an aggregate of 1,100,000 common units and 8,750,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

    The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

    - 1% of the total number of the securities outstanding; or

    - the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

    Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

    Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 4,375,000 common units or an equivalent amount of securities ranking on a parity with the common units without the approval of the holders of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement--Issuance of Additional Securities."

    The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement--Issuance of Additional Securities."

    Under the partnership agreement, the general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. The general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

    Dynegy Inc., Dynegy Energy Partners, our general partner and the directors and executive officers of the general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

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                           MATERIAL TAX CONSEQUENCES

    This addresses all of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in this section, expresses the opinion of Vinson & Elkins L.L.P., special counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Dynegy Energy Partners and the operating partnership.

    No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

    All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

    No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

    For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

        (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales");

        (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "--Disposition of Common Units--Allocations Between Transferors and Transferees"); and

        (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election").

PARTNERSHIP STATUS

    A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash

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distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

    No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Dynegy Energy Partners will be classified as a partnership and the operating partnership will be disregarded as an entity separate from Dynegy Energy Partners for federal income tax purposes.

    Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3.8% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

    In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

    - Neither we nor the operating partnership will elect to be treated as a corporation; and

    - For each taxable year, more than 90% of our gross income will be income that, in our counsel's opinion, is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

    If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

    If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

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    The remainder of this section is based on Vinson & Elkins L.L.P.'s opinion that Dynegy Energy Partners will be classified as a partnership and the operating partnership will be disregarded as an entity separate from Dynegy Energy Partners for federal income tax purposes.

LIMITED PARTNER STATUS

    Unitholders who have become limited partners of Dynegy Energy Partners will be treated as partners of Dynegy Energy Partners for federal income tax purposes. Also:

    - assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

    - unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Dynegy Energy Partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

    A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

    Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Dynegy Energy Partners for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

    FLOW-THROUGH OF TAXABLE INCOME. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

    TREATMENT OF DISTRIBUTIONS. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses."

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    Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

    RATIO OF TAXABLE INCOME TO DISTRIBUTIONS. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2004, will be allocated an amount
of federal taxable income for that period that will be less than   % of the cash
distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2004, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

    BASIS OF COMMON UNITS. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

    LIMITATIONS ON DEDUCTIBILITY OF LOSSES. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

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Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

    In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

    The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder's share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

    LIMITATIONS ON INTEREST DEDUCTIONS. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

    - interest on indebtedness properly allocable to property held for investment;

    - our interest expense attributed to portfolio income; and

    - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

    Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income.

    ENTITY-LEVEL COLLECTIONS. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later

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distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

    ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

    Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units in this offering essentially will be the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

    An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interests of all the partners in cash flow and other nonliquidating distributions and the rights of all the partners to distributions of capital upon liquidation.

    Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

    TREATMENT OF SHORT SALES. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

    - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

    - any cash distributions received by the unitholder as to those units would be fully taxable; and

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    - all of these distributions would appear to be ordinary income.

    Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "--Disposition of Common Units--Recognition of Gain or Loss."

    ALTERNATIVE MINIMUM TAX. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

    TAX RATES. In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

    SECTION 754 ELECTION. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The
Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

    Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a
Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations--Uniformity of Units."

    Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation
Section 1.167(c)-l(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that

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this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Tax Treatment of Operations--Uniformity of Units."

    A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of computing, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

    The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

TAX TREATMENT OF OPERATIONS

    ACCOUNTING METHOD AND TAXABLE YEAR. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees."

    INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction."

    To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

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    If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all, of those deductions as ordinary income upon a sale of his interest in us. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

    The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

    VALUATION AND TAX BASIS OF OUR PROPERTIES. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

    RECOGNITION OF GAIN OR LOSS. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

    Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

    Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

    The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a

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sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

    Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

    - a short sale;

    - an offsetting notional principal contract; or

    - a futures or forward contract with respect to the partnership interest or substantially identical property.

    Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

    ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the Allocation Date. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

    The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

    A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

    NOTIFICATION REQUIREMENTS. A person who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these

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reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

    CONSTRUCTIVE TERMINATION. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

UNIFORMITY OF UNITS

    Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election."

    We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under
Section 743 of the Internal Revenue Code, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this latter position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

    Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

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    Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

    A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

    Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

    In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

    Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

    INFORMATION RETURNS AND AUDIT PROCEDURES. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

    The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

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    Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Dynegy DEP GP LLC as our Tax Matters Partner.

    The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

    A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

    NOMINEE REPORTING. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

       (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

       (b) whether the beneficial owner is:

           (1) a person that is not a United States person;

           (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

           (3) a tax-exempt entity;

       (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

       (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

    Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

    REGISTRATION AS A TAX SHELTER. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we will register as a tax shelter with the Secretary of Treasury in the absence of assurance that we will

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not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken.

ISSUANCE OF A TAX SHELTER REGISTRATION NUMBER DOES NOT INDICATE THAT INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

    We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

    ACCURACY-RELATED PENALTIES. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

    A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

       (1) for which there is, or was, "substantial authority;" or

       (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

    More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

    A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS

    In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Florida, Kentucky, Mississippi, Tennessee and Texas. We may also own property or do

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business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership--Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

    It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

         INVESTMENT IN DYNEGY ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS

    An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

    (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

    (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

    (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

    The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

    Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

    In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be fiduciaries of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

    The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

    (a) the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

    (b) the entity is an "operating company,"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or

    (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

    Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in
(a) above.

    Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

    Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc. is acting as representative, have severally agreed to purchase from us the respective number of common units opposite their names below.

                                                               NUMBER OF
                                                                COMMON
UNDERWRITERS                                                     UNITS
------------                                                  -----------
Lehman Brothers Inc.........................................
                                                              ----------
  Total.....................................................   7,650,000
                                                              ==========

    The underwriting agreement provides that the underwriters' obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

    The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is
      % of the initial price to public.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per unit.............................................    $              $
  Total..............................................    $              $

    We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $3.2 million.

    We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of
$   per unit. The underwriters may allow, and the dealers may reallow, a
concession not in excess of $   per unit to certain brokers and dealers. After
the offering, the underwriters may change the offering price and other selling terms.

    Dynegy Inc., Dynegy Energy Partners, our general partner, the operating partnership and the general partner of the operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

    We have granted to the underwriters an option to purchase up to an aggregate of 1,100,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters. To the extent that the underwriters do not exercise this option, affiliates of Dynegy Inc. will purchase these common units at the initial public offering price.

    Dynegy Inc. and its affiliates, including the partnership, the operating partnership, our general partner and the directors and executive officers of our general partner have agreed that they will not, directly or indirectly, sell, offer or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

    - the sale of common units to the underwriters; or

    - common units issued by us under employee incentive plans or upon the exercise of options issued under employee incentive plans.

    Lehman Brothers Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders' reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time.

    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

    - Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

    At our request, the underwriters are reserving up to 382,500 common units for sale at the initial public offering price to directors, officers and employees of Dynegy Inc. and its affiliates through a directed unit program. The number of common units available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.

    We intend to apply to list the common units on The New York Stock Exchange, under the symbol "DEP."

    Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included the following:

    - the information set forth in this prospectus and otherwise available to the representatives;

    - market conditions for initial public offerings;

    - the history and the prospects for the industry in which we will compete;

    - the ability of our management;

    - our prospects for future earnings;

    - the present state of our development and our current financial condition;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.

    Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

    The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

    A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                          VALIDITY OF THE COMMON UNITS

    The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas. Baker Botts L.L.P. has, from time to time, performed legal services for Dynegy Inc. and its affiliates unrelated to this offering, including matters relating to litigation arising out of the merger agreement between Dynegy Inc., Enron Corp. and their respective affiliates.

                                    EXPERTS

    The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding Dynegy Energy Partners and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act of 1933. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling the SEC at l-800-SEC-0330.

    The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site and can also be inspected and copied at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

                           FORWARD-LOOKING STATEMENTS

    Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

    These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

    Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

    - the timing and extent of changes in NGL commodity prices;

    - the supply of mixed NGLs and the demand for the services we provide and NGL products

    - the effectiveness of our risk-management policies and procedures and our ability to establish our creditworthiness and satisfy our financial commitments;

    - our ability to effectively compete for market share with industry participants;

    - our ability to maintain our relationships with Dynegy Inc. and its affiliates, ChevronTexaco and our other key suppliers and customers;

    - environmental risks affecting our business;

    - accidents;

    - labor relations and costs;

    - the failure of equipment or processes to operate in accordance with specifications or expectations;

    - costs and other effects of legal and administrative proceedings, settlements, investigations and claims, including matters involving Dynegy Inc. and its affiliates and environmental liabilities that may not be covered by indemnity or insurance;

    - the timing of receipt of necessary governmental permits;

    - changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters;

    - the occurrence of unusual operating conditions including force majeure;

    - risks and uncertainties relating to general domestic and international economic (including inflation and interest rates) and political conditions; and

    - changes in financial market conditions.

    Many of such factors are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on forward-looking statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
DYNEGY ENERGY PARTNERS L.P.
  UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS:
    Introduction............................................     F-2
    Pro Forma Combined Balance Sheet as of December 31,
     2001...................................................     F-3
    Pro Forma Combined Statement of Operations for the year
     ended December 31, 2001................................     F-4
    Notes to Pro Forma Combined Financial Statements........     F-5

DYNEGY ENERGY PARTNERS PREDECESSOR
  COMBINED FINANCIAL STATEMENTS:
    Report of Independent Public Accountants................     F-8
    Combined Balance Sheets as of December 31, 2000 and
     2001...................................................     F-9
    Combined Statements of Operations, Comprehensive Income
     and Changes in Combined Equity for the years ended
     December 31, 1999, 2000 and 2001.......................    F-10
    Combined Statements of Cash Flows for the years ended
     December 31, 1999, 2000 and 2001.......................    F-11
    Notes to Combined Financial Statements..................    F-12

DYNEGY DEP GP LLC
    Report of Independent Public Accountants................    F-22
    Balance Sheet as of February 15, 2002...................    F-23
    Note to Balance Sheet...................................    F-24

DYNEGY ENERGY PARTNERS L.P.
    Report of Independent Public Accountants................    F-25
    Balance Sheet as of February 15, 2002...................    F-26
    Note to Balance Sheet...................................    F-27

                   PRO FORMA COMBINED FINANCIAL STATEMENTS OF

                          DYNEGY ENERGY PARTNERS L.P.

INTRODUCTION

    The following pro forma financial statements are based upon the historical financial statements of the Dynegy Energy Partners Predecessor, which includes businesses of indirect wholly-owned affiliates of Dynegy Inc. Effective with the closing of this offering, Dynegy Energy Partners L.P. will own and operate these businesses. The transfer is considered to be a reorganization of entities under common control and will be recorded at historical cost. The pro forma financial statements have been derived from the historical financial statements of the Dynegy Energy Partners Predecessor set forth elsewhere herein. The pro forma financial statements have been prepared on the basis that Dynegy Energy Partners L.P. will be treated as a partnership for federal income tax purposes. The pro forma financial statements should be read in conjunction with the accompanying notes to pro forma financial statements and with the historical financial statements and related notes set forth elsewhere herein.

    The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The pro forma financial statements may not be indicative of the results that actually would have occurred if we had assumed the operations of the Dynegy Energy Partners Predecessor on the dates indicated. In addition, the pro forma financial statements are not necessarily indicative of the results of our future operations.

    The following pro forma financial statements have been prepared as if the offering and related transactions had taken place on December 31, 2001, in the case of the Pro Forma Combined Balance Sheet and as of January 1, 2001, in the case of the Pro Forma Combined Statement of Operations.

                          DYNEGY ENERGY PARTNERS L.P.

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                               DECEMBER 31, 2001

                                 (IN THOUSANDS)

                                                             HISTORICAL     PRO FORMA
                                                             PREDECESSOR   ADJUSTMENTS      PRO FORMA
                                                             -----------   -----------      ---------
                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................   $  4,529      $ 175,000 (a)   $ 18,229
                                                                              (13,000)(b)
                                                                             (148,300)(c)
  Accounts receivable......................................    230,128                       230,128
  Inventories..............................................     40,120                        40,120
  Assets from risk-management activities...................      7,217                         7,217
  Prepayments..............................................      7,166                         7,166
                                                              --------      ---------       --------
    Total current assets...................................    289,160         13,700        302,860
PROPERTY, PLANT AND EQUIPMENT..............................    413,447                       413,447
  Less--Accumulated depreciation...........................    (96,685)                      (96,685)
                                                              --------                      --------
    Property, plant and equipment, net.....................    316,762                       316,762
OTHER ASSETS, net..........................................      5,067          2,000 (d)      7,067
                                                              --------      ---------       --------
      Total assets.........................................   $610,989      $  15,700       $626,689
                                                              ========      =========       ========
                  LIABILITIES AND CAPITAL
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities.................   $227,099                      $227,099
  Liabilities from risk management activities..............      2,869                         2,869
                                                              --------                      --------
    Total current liabilities..............................    229,968                       229,968
LONG-TERM LIABILITIES:
  Payable to affiliates....................................    229,600      $(148,300)(c)         --
                                                                              (81,300)(e)
  Long-term debt...........................................         --        125,000 (d)    125,000
                                                              --------      ---------       --------
    Total liabilities......................................    459,568       (104,600)       354,968
MINORITY INTEREST..........................................     13,875                        13,875
COMBINED EQUITY............................................    137,546       (123,000)(d)         --
                                                                               81,300 (e)
                                                                              (95,846)(f)
PARTNERS' EQUITY
  Common units.............................................         --        175,000 (a)    162,000
                                                                              (13,000)(b)
  Subordinated units.......................................         --         93,929 (f)     93,929
  General partner interest.................................         --          1,917 (f)      1,917
                                                              --------      ---------       --------
    Total partners' capital................................         --        257,846        257,846
                                                              --------      ---------       --------
      Total liabilities and equity.........................   $610,989      $  15,700       $626,689
                                                              ========      =========       ========

       See accompanying notes to pro forma combined financial statements.

                          DYNEGY ENERGY PARTNERS L.P.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

                               DECEMBER 31, 2001

                    (IN THOUSANDS--EXCEPT PER UNIT AMOUNTS)

                                                           HISTORICAL     PRO FORMA
                                                           PREDECESSOR   ADJUSTMENTS      PRO FORMA
                                                           -----------   -----------      ----------
Revenues.................................................  $3,888,199      $16,100 (g)    $3,897,299
                                                                           $(7,000)(h)
Cost of sales............................................   3,792,274       12,500 (i)     3,804,774
                                                           ----------      -------        ----------
  Operating margin.......................................      95,925       (3,400)           92,525
Depreciation and amortization............................      18,578                         18,578
General and administrative expenses......................      24,508       (3,656)(j)        20,852
                                                           ----------      -------        ----------
  Operating income.......................................      52,839          256            53,095
Other income/(expense)...................................        (831)                          (831)
Interest expense.........................................     (19,534)        (667)(d)        (8,617)
                                                                            19,534 (k)
                                                                            (7,950)(l)
Minority interest in income of a subsidiary..............      (2,118)                        (2,118)
                                                           ----------      -------        ----------
  Net income.............................................  $   30,356      $11,173        $   41,529
                                                           ==========      =======        ==========
General partner's interest in net income.................                                 $      831(m)
                                                                                          ==========
Limited partners' interest in net income.................                                 $   40,698
                                                                                          ==========
Net income per limited partner unit......................                                 $     2.33(m)
                                                                                          ==========
Weighted average number of limited partners units
  outstanding............................................                                     17,500
                                                                                          ==========

       See accompanying notes to pro forma combined financial statements.

                          DYNEGY ENERGY PARTNERS L.P.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) Reflects the proceeds to Dynegy Energy Partners L.P. of $175.0 million from the issuance and sale of 7,650,000 units to the public and 1,100,000 common units to an affiliate of our general partner (assuming the underwriters do not exercise their over-allotment option) at an initial public offering price of $20.00 per unit.

(b) Reflects payment of the underwriting discount of approximately $9.8 million (assuming the underwriters do not exercise their over-allotment option) and legal and other professional fees and expenses of approximately
    $3.2 million associated with the offering. These expenses will be allocated to the common units.

(c) Reflects the partial repayment of our net amount payable to affiliates with $148.3 million of the net proceeds of the offering. Approximately
    $13.7 million of the net proceeds from the offering will be retained by us to fund certain planned capital expenditures.

(d) Represents the capital contribution related to borrowings of $125.0 million under our credit facility that will be assumed from our general partner and an affiliate of our general partner, net of debt financing fees of $2.0 million. The debt financing fees will be capitalized and amortized over the three-year life of the associated debt.

(e) Represents the capital contribution by an affiliate of our general partner of $81.3 million, representing the forgiveness of a portion of our net amount payable to affiliates.

(f) Represents the conversion of the adjusted combined equity of the Dynegy Energy Partners Predecessor of $95.8 million to the subordinated units of the partnership and the general partner's interest in the partnership. The conversion is as follows:

    - $93.9 million for 8,750,000 subordinated units,

    - $1.9 million for the general partner's 2% interest.

(g) Reflects the pro forma fees received by us as a result of the assignment of third party NGL exchange agreements from Dynegy Midstream to us effective January 1, 2002. Currently, Dynegy Midstream has a number of NGL exchange agreements with third parties that own processing plants located in and around the Lake Charles, Louisiana area. These NGL exchange agreements obligate Dynegy Midstream to take delivery of all of the customers' NGL production volumes at their processing plants in Louisiana and deliver the same volumes of NGL products for their account in Mont Belvieu. The customer generally pays a cent per gallon fee for gathering, fractionation, pipeline transportation, distribution and marketing services. Subsequent to this offering and related transactions, these exchange contracts will be assigned to our distribution and marketing services business. In addition, we will enter into contracts with Dynegy Midstream to obtain necessary storage, gathering, fractionation and pipeline transportation services from Dynegy Midstream's retained businesses in Louisiana to service these contracts. (see pro forma adjustment (i) below). Pro forma revenues were calculated based on historical fees received by Dynegy Midstream in connection with these exchange contracts.

(h) Reflects the pro forma reduction in revenue associated with fees which will no longer be paid by Dynegy Midstream to our Cedar Bayou fractionator in connection with the third-party NGL exchange agreements we are assuming as described in pro forma footnote (g) above. Currently, such fractionation fees are paid to us by Dynegy Midstream. Upon assignment of the NGL exchange agreements from Dynegy Midstream to us, such fractionation fees will be paid by our distribution and marketing services business to the Cedar Bayou fractionator and will become inter-segment revenues that will be eliminated in consolidation. The pro forma reduction in

                          DYNEGY ENERGY PARTNERS L.P.

    revenue was calculated based on historical volumes fractionated by Dynegy Midstream at the Cedar Bayou fractionator in connection with the third-party NGL exchange agreements. The fractionation fees that will be charged to our marketing and distribution services business by the Cedar Bayou fractionator are consistent with the fees charged to Dynegy Midstream, pursuant to each respective contract.

(i) Reflects the pro forma fees paid as a result of commercial agreements entered into with Dynegy Midstream. These agreements have an effective date of January 1, 2002. We will have the ability to use certain services, at our election, to be provided by Dynegy Midstream's assets located in Louisiana.

    (i) GATHERING. The gathering agreement will allow us to deliver mixed NGLs from our customers processing plants to the Hackberry storage facility owned by Dynegy Midstream.

    (ii) STORAGE.  The storage services agreement will provide us with
         3.1 million barrels of storage space at the Hackberry storage facility.

   (iii) FRACTIONATION. We will enter into an agreement with Dynegy Midstream that will allow us to fractionate mixed NGLs at Dynegy Midstream's Lake Charles fractionator. We also have the ability to fractionate Louisiana-sourced mixed NGLs at our Cedar Bayou fractionator. In order to move these volumes to our Cedar Bayou fractionator we will pay Dynegy Midstream a fee for the use of its bi-directional pipeline which connects its Louisiana assets to Mont Belvieu.

    We will pay Dynegy Midstream a volume-based fee under each of the agreements described above. Pro forma costs were calculated based on historical volumes gathered, stored, fractionated and transported by Dynegy Midstream, in connection with the third-party NGL exchange agreements assumed by us from Dynegy Midstream, in accordance with the contractual fee structures included in each of the service contracts noted above.

(j) Reflects adjustments to general and administrative costs associated with the formation of the partnership. While general and administrative costs incurred by our general partner that are allocable to us may be significantly higher, our general partner has agreed to only charge us up to $2.0 million for indirect general and administrative costs during the first year of our formation. For each of the following four years, this amount may be increased by no more than the greater of 7% per year or the percentage increase in the consumer price index for the applicable year. The cap is also subject to adjustment for expansions of our operations. Indirect general and administrative costs that are subject to the cap relate to centralized corporate functions which we share with Dynegy Inc. and its affiliates. These centralized corporate functions include certain legal, accounting, treasury, technology, insurance, the administration of employee benefit plans and other corporate services. All direct general and administrative costs will be charged to us as incurred. Indirect general and administrative costs incurred by Dynegy Inc. during 2001 totaled
    $5.6 million. We also expect to incur incremental direct general and administrative costs associated with this offering of approximately
    $1.4 million, which are not reflected in this adjustment, primarily related to the operation of our partnership as a separate public entity. Estimated incremental expenses relating to the operation of our partnership as a separate public entity include costs associated with tax return preparation, audit fees, annual and quarterly reports to unitholders, investor relations and incremental insurance requirements.

(k) Reflects the elimination of historical interest expense related to our payable to affiliates balance.

                          DYNEGY ENERGY PARTNERS L.P.

(l) Reflects pro forma interest expense on borrowings of $125.0 million under our new credit facility, plus fees for the $150.0 million of unused availability under this credit facility. The weighted average interest rate for the outstanding borrowings was 6.0%. If interest rates were to change by 0.125%, our annual debt coverage obligations would change by approximately $0.2 million.

(m) The general partner's allocation of net income is based on its combined 2% interest in the partnership. The general partners' 2% allocation of net income has been deducted before calculating the net income per limited partners' unit. The computation of net income per limited partner unit assumes that 8,750,000 common units and 8,750,000 subordinated units were outstanding at all times during the periods presented.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Dynegy Inc.:

    We have audited the accompanying combined balance sheets of Dynegy Energy Partners Predecessor (comprising certain entities owned by affiliates of Dynegy Inc.) and subsidiaries as of December 31, 2000 and 2001, and the related combined statements of operations, comprehensive income and changes in combined equity and combined statements of cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Dynegy Energy Partners Predecessor and subsidiaries as of December 31, 2000 and 2001, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2002

                       DYNEGY ENERGY PARTNERS PREDECESSOR

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       2001
                                                              --------   --------
                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  1,365   $  4,529
  Accounts receivable, net of allowance for doubtful
    accounts of $1,609 and $2,102...........................   489,419    230,128
  Inventories...............................................   134,673     40,120
  Assets from risk-management activities....................        --      7,217
  Prepayments (Note 10).....................................        14      7,166
                                                              --------   --------
      Total current assets..................................   625,471    289,160

PROPERTY, PLANT AND EQUIPMENT...............................   394,991    413,447
  Less--Accumulated depreciation............................   (78,391)   (96,685)
                                                              --------   --------
      Property, plant and equipment, net....................   316,600    316,762

OTHER ASSETS, net...........................................     4,684      5,067
                                                              --------   --------
      Total assets..........................................  $946,755   $610,989
                                                              ========   ========

                         LIABILITIES AND COMBINED EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................  $508,026   $227,099
  Liabilities from risk-management activities...............        --      2,869
                                                              --------   --------
      Total current liabilities.............................   508,026    229,968

LONG-TERM LIABILITIES:
  Payable to affiliates (Note 10)...........................   316,980    229,600
                                                              --------   --------
      Total liabilities.....................................   825,006    459,568

COMMITMENTS AND CONTINGENCIES (Note 8)

MINORITY INTEREST...........................................    13,851     13,875

COMBINED EQUITY.............................................   107,898    137,546
                                                              --------   --------
      Total liabilities and combined equity.................  $946,755   $610,989
                                                              ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                       DYNEGY ENERGY PARTNERS PREDECESSOR

            COMBINED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME
                         AND CHANGES IN COMBINED EQUITY

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1999         2000         2001
                                                           ----------   ----------   ----------
REVENUES:
  Third party............................................  $2,470,040   $4,167,153   $3,834,122
  Affiliate..............................................      79,141       84,304       54,077
                                                           ----------   ----------   ----------
      Total revenues.....................................   2,549,181    4,251,457    3,888,199

COST OF SALES:
  Third party............................................   1,913,128    3,424,953    3,216,953
  Affiliate..............................................     531,559      723,048      575,321
                                                           ----------   ----------   ----------
      Total cost of sales................................   2,444,687    4,148,001    3,792,274
                                                           ----------   ----------   ----------
      Operating margin...................................     104,494      103,456       95,925

DEPRECIATION AND AMORTIZATION............................      14,016       17,288       18,578

GENERAL AND ADMINISTRATIVE EXPENSES......................      23,883       22,045       24,508
                                                           ----------   ----------   ----------
      Operating income...................................      66,595       64,123       52,839

EQUITY IN EARNINGS OF AN UNCONSOLIDATED AFFILIATE........         193          138           --

AFFILIATE INTEREST EXPENSE...............................     (22,012)     (22,701)     (19,534)

OTHER EXPENSES, net......................................        (630)      (1,397)        (831)

MINORITY INTEREST IN INCOME OF A SUBSIDIARY..............      (1,942)      (1,183)      (2,118)
                                                           ----------   ----------   ----------

NET INCOME...............................................  $   42,204   $   38,980   $   30,356
                                                           ==========   ==========   ==========

OTHER COMPREHENSIVE INCOME:
  Derivative hedging activity (Note 4)...................          --           --         (708)

TOTAL COMPREHENSIVE INCOME...............................  $       --   $       --   $   29,648
                                                           ==========   ==========   ==========

COMBINED EQUITY:

  AT BEGINNING OF PERIOD.................................  $   26,714   $   68,918   $  107,898

  NET INCOME.............................................      42,204       38,980       30,356

  OTHER COMPREHENSIVE INCOME.............................          --           --         (708)
                                                           ----------   ----------   ----------

  AT END OF PERIOD.......................................  $   68,918   $  107,898   $  137,546
                                                           ==========   ==========   ==========

    The accompanying notes are an integral part of these combined financial statements.

                       DYNEGY ENERGY PARTNERS PREDECESSOR

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  42,204   $  38,980   $  30,356
  Items not affecting cash flows from operating activities--
    Depreciation and amortization...........................     14,016      17,288      18,578
    Minority interest in income of a subsidiary.............      1,942       1,183       2,118
    Risk management activities..............................         --          --      (5,056)
  Change in assets and liabilities resulting from operating
    activities--
    Accounts receivable.....................................   (131,374)   (229,424)    259,291
    Inventories.............................................    (38,611)    (71,475)     94,553
    Prepayments.............................................        384         277      (7,152)
    Accounts payable and accrued liabilities................    121,678     262,706    (280,927)
    Payable to affiliates...................................       (294)    (21,060)   (101,799)
  Other, net................................................     (1,211)        254        (450)
                                                              ---------   ---------   ---------
      Net cash provided by (used in) operating activities...      8,734      (1,271)      9,512
                                                              ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................     (6,993)     (4,612)     (4,254)
  Proceeds from asset sale..................................         --       3,726          --
                                                              ---------   ---------   ---------
      Net cash used in investing activities.................     (6,993)       (886)     (4,254)
                                                              ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to minority interest partners...............     (2,739)     (1,667)     (2,094)
                                                              ---------   ---------   ---------
      Net cash used in financing activities.................     (2,739)     (1,667)     (2,094)
                                                              ---------   ---------   ---------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........       (998)     (3,824)      3,164

CASH AND CASH EQUIVALENTS, beginning of year................      6,187       5,189       1,365
                                                              ---------   ---------   ---------

CASH AND CASH EQUIVALENTS, end of year......................  $   5,189   $   1,365   $   4,529
                                                              =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:

Increase in property, plant and equipment in exchange for
  payable to affiliate......................................      3,948      20,413      14,419
Increase in property, plant and equipment related to
  investment in affiliate (Note 6)..........................         --      13,021          --

    The accompanying notes are an integral part of these combined financial statements.

                       DYNEGY ENERGY PARTNERS PREDECESSOR

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

    The accompanying combined financial statements and notes thereto present the combined financial position, results of operations, changes in combined equity and cash flows of certain natural gas liquids (NGL) assets and operations principally engaged in providing fractionation, storage, terminalling, transportation, distribution and marketing services to producers and consumers of mixed NGLs and NGL products. These assets and operations are currently held in various limited partnerships and limited liability companies which are owned by affiliates of Dynegy Inc. (Dynegy). These assets and operations are collectively referred to as the Dynegy Energy Partners Predecessor (DEPP). These combined financial statements are prepared in connection with the formation and proposed public offering of limited partner units in Dynegy Energy Partners L.P. (the Partnership) which will own the businesses previously within DEPP.

    Dynegy will retain certain of its NGL assets and operations, including interests in NGL gathering and processing facilities, pipelines, storage facilities and fractionation facilities, which are primarily located in Louisiana, New Mexico and Texas. The retained assets and operations have been excluded from the accompanying combined financial statements of DEPP. These combined financial statements present only those businesses that will be contributed to the Partnership as if DEPP had existed as a single entity separate from Dynegy during the periods presented. All intercompany transactions within DEPP have been eliminated.

    DEPP's operations are concentrated along the Texas Gulf Coast in and adjacent to Mont Belvieu, Texas, the hub of the domestic NGL industry. DEPP's current operations include (1) fractionating mixed NGLs into component NGL products: ethane, propane, ethane-propane mix, normal butane, isobutane and natural gasoline; (2) providing storage and terminal services for producers of mixed NGLs and consumers of NGL products; (3) providing NGL transportation and logistical services to various customers throughout the United States and
(4) distributing and marketing NGL products to refineries, petrochemical companies, retail propane distributors and other end users of NGL products.

2. SIGNIFICANT ACCOUNTING POLICIES:

    The accounting policies of DEPP conform to accounting principles generally accepted in the United States. The more significant of such accounting policies are described below. The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States requires management to develop estimates and make assumptions that affect the reported financial position and results of operations and impact the nature and extent of disclosure, if any, of contingent assets and liabilities. Actual results could differ materially from those estimates. Management believes the accounting policies that require the most significant judgments and estimates are the accounting for long-lived assets, the evaluation of credit risk and revenue recognition.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK

    Substantially all of DEPP's accounts receivable at December 31, 2001, result from billings to entities engaged in industrial and petrochemical businesses. These industry concentrations have the potential to impact DEPP's overall exposure to credit risk, either positively or negatively, as the

                       DYNEGY ENERGY PARTNERS PREDECESSOR

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) customer base may be similarly affected by changes in economic, industry, weather or other conditions. Receivables are generally not collateralized; however, DEPP believes the credit risk posed by industry concentration is generally offset by the creditworthiness of its customer base.

INVENTORIES

    Inventories consist primarily of NGLs totaling $134.1 million and $39.9 million at December 31, 2000 and 2001, respectively. NGL inventory is valued at the lower of weighted average cost or market. Materials and supplies inventory of $0.6 million and $0.2 million at December 31, 2000 and 2001, respectively, is carried at the lower of cost or market using the specific-identification method.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisting principally of fractionation, storage and terminalling facilities is recorded at cost. Expenditures for major replacements, renewals and major maintenance that expand the existing operating capacity of assets or expand their useful lives are capitalized. Expenditures for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets are expensed as incurred. Depreciation is provided using the straight-line method over the estimated economic service lives of the assets, which range from 7 years to 25 years. Composite depreciation rates are applied to functional groups of property having similar economic characteristics. Gains and losses are not recognized for retirements of property, plant and equipment subject to composite depreciation rates until the asset group that is subject to the composite rate is retired. The carrying values of long-lived assets are reviewed in accordance with provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

ENVIRONMENTAL COSTS AND OTHER CONTINGENCIES

    Environmental costs for remediation are accrued and charged to expense based on estimates of known remediation requirements. Such accruals are based on management's best estimate of the ultimate costs to remediate the site. Ongoing environmental compliance costs are charged to expense as incurred, and expenditures to mitigate or prevent future environmental contamination are capitalized. DEPP incurred no significant environmental costs, accrued liabilities or expenditures to mitigate or eliminate future environmental contamination for the years ended December 31, 1999, 2000 and 2001.

GOODWILL

    Net goodwill of $4.4 million and $4.1 million at December 31, 2000 and 2001, respectively, is amortized on a straight-line basis over its estimated useful life of 25 years and is included in other assets in the accompanying combined balance sheets. Accumulated amortization of goodwill was $1.6 million and $1.9 million at December 31, 2000 and 2001, respectively. Goodwill amortization expense was $0.3 million for each of the years ended December 31, 1999, 2000 and 2001, respectively. Goodwill relates to the acquisition of an NGL services company.

REVENUE RECOGNITION

    Fractionation, storage and terminalling and transportation revenues are recognized as volumes are fractionated, stored, handled at our marine terminal facility and transported in accordance with

                       DYNEGY ENERGY PARTNERS PREDECESSOR

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) contractual terms. The accrual method of accounting is used for substantially all NGL distribution and marketing services activities, with revenues from product sales and marketing services recognized when title passes to a customer or when the service is performed. See Note 4 for discussion of change in accounting principle due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," during 2001.

INCOME TAXES

    No provision for federal income taxes is necessary in the combined financial statements of DEPP because, as its assets and operations are held in limited partnerships and limited liability companies, it is not subject to federal income tax and the tax effect of its activities accrues to the owners.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June, 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 discontinues goodwill amortization over its estimated useful life; rather, goodwill will be subject to at least an annual fair-value-based impairment test. Similarly, goodwill associated with equity-method investments will no longer be amortized. With regard to intangible assets SFAS No. 142 states that an acquired intangible asset should be recognized separately if the benefit of the intangible asset is obtained through contractual rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged, without regard to the acquirer's intent. Net goodwill of $4.1 million will no longer be amortized subsequent to the adoption of SFAS No. 142, effective January 1, 2002, but will be subject to a fair-value based impairment test on an annual basis. We do not expect to incur an impairment charge upon adoption of SFAS No. 142.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset-retirement obligations and reconciliation of changes in the components of those obligations. DEPP is evaluating the future financial effects of adopting SFAS No. 143 and expects to adopt the standard effective January 1, 2003.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The objective of SFAS No. 144 is to establish one accounting model for long-lived assets to be disposed of by sale as well as resolve implementation issues related to SFAS No. 121. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on DEPP's financial condition or results of operations.

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

    DEPP is exposed to certain market risks, which arise from transactions entered into in the normal course of business. The principal market risk to which DEPP is exposed is commodity price risk.

                       DYNEGY ENERGY PARTNERS PREDECESSOR

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS: (CONTINUED)
    DEPP is required to purchase and hold physical inventories of NGL products to support its marketing obligations. DEPP seeks to maintain a position that is substantially balanced between its physical inventories and purchase obligations relative to its sales of NGL products. One of the ways DEPP accomplishes this is by purchasing and selling NGL products forward at fixed prices. From time to time, DEPP may also enter into floating price collar arrangements and financial swaps to manage some of its exposure to NGL products commodity price risk. Changes in natural gas prices impact fuel costs associated with fractionation and storage activities. DEPP may enter into financial instrument contracts to hedge fuel requirements in order to minimize the risk of market fluctuations.

    The absolute notional contract amounts associated with commodity risk-management contracts as of December 31, 1999, 2000 and 2001 were as follows:

                                                          1999       2000       2001
                                                        --------   --------   --------
Natural Gas Liquids (MMBbls)..........................   14.956     4.100      5.367
Natural Gas (Bcf).....................................    9.840     6.480      1.125

    Future estimated net cash inflows for these commodity risk management contracts at December 31, 2001, based on then current prices, total approximately $5.2 million during 2002.

    DEPP has established control procedures to facilitate management of the market risk inherent its risk management portfolio. The procedures include daily reporting of market positions and the measurement of exposure to market risk. DEPP measures its exposure to market risk using Value at Risk. Value at Risk represents the potential loss in value of DEPP's risk management portfolio due to adverse market conditions over a defined time horizon with a specified confidence level. DEPP relies on Value at Risk to determine the maximum potential reduction in its contract portfolio value allowed within a given probability over a defined period. Additional measures are used to determine the treatment of risks outside the Value at Risk methodologies, such as market volatility, liquidity, event and correlation risk.

4. CHANGE IN ACCOUNTING PRINCIPLE:

    The FASB issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which became effective and was adopted by DEPP January 1, 2001. Provisions in SFAS No. 133, as amended, affect the accounting and disclosure of certain contractual arrangements and operations of DEPP.

    When a transaction is entered into, DEPP will assess whether the transaction meets the criteria of a derivative under SFAS No. 133. In cases where a transaction is not a derivative and therefore not subject to SFAS No. 133, traditional accrual accounting applies, and revenue or expense is recorded when physical delivery takes place or the transaction otherwise settles. If the transaction meets the criteria of a derivative under SFAS No. 133, a determination will be made whether the derivative qualifies for classification as a normal purchase or sale. If the derivative meets the criteria for classification as a normal purchase or sale, the transaction can be documented as normal and thereby exempted from the basic accounting requirements of SFAS No. 133. If the derivative qualifies for and is documented as a normal purchase or sale, traditional accrual accounting will apply.

    If the derivative does not meet the criteria as a normal purchase or sale, a determination is made whether the derivative should be designated as a hedge of a cash flow or a hedge of a fair value

                       DYNEGY ENERGY PARTNERS PREDECESSOR

4. CHANGE IN ACCOUNTING PRINCIPLE: (CONTINUED) exposure. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, which is a component of equity, until the related hedged items impact earnings. Any ineffective portion of a hedge is reported in earnings immediately. If the derivative qualifies as a hedge of a fair value exposure or is not designated and documented as a hedge, it is marked-to-market through current earnings. If the derivative qualifies as a hedge of a fair value exposure, the hedged item is also recorded at fair value. DEPP does not typically enter into fair value hedge transactions.

    In its efforts to maintain a position that is substantially balanced between its physical inventories of NGL products and purchase obligations, relative to its sales obligations, DEPP routinely purchases and sells NGL products forward at fixed prices. These forward purchase and sales contracts qualify as and are designated as normal purchases or sales within the guidelines provided by SFAS No. 133 and are accounted for using traditional accrual accounting. DEPP may enter into short-term financial instrument contracts to hedge fuel requirements in order to minimize the risk of fluctuations in natural gas prices. Such transactions qualify as and are designated as cash flow hedges. The effective portion of changes in the fair value these transactions is recorded in other comprehensive income, which is a component of equity, until the related hedged items impact earnings. Any ineffective portion of the hedge, if any, is reported in earnings immediately. From time to time, DEPP may also enter into short-term financial swaps and options to manage some of its exposure to natural gas and NGL products commodity price risk which are not considered to be a hedge and are marked-to-market through current earnings. Net results associated with these transactions increased our operating margin by approximately $7.0 million during 2001.

    Market prices used to value financial instruments reflect management's consideration of, among other things, closing exchange and over-the-counter quotations, the time value of money and volatility factors underlying the commitments. Gains and losses from hedging transactions are recognized in income in the periods for which the underlying transaction is realized. If the necessary correlation to the transaction being hedged ceases to exist, DEPP ceases to account for the contract as a hedge and recognizes future changes in the value of that financial instrument in income. If the underlying contract being hedged by a derivative financial instrument is disposed of or otherwise terminated, the gain or loss associated with such contract is no longer deferred and is recognized in the period the underlying contract is eliminated.

    DEPP has recorded the impact of the adoption of SFAS No. 133, as amended, as a cumulative effect adjustment in DEPP's combined results during the year ended December 31, 2001. At January 1, 2001, DEPP's financial statements were adjusted to record a cumulative effect of adopting this accounting change. The amounts recorded, which had no impact on net income for the year, are as follows (in thousands):

                                                                  OTHER
                                                              COMPREHENSIVE
                                                                 INCOME
                                                             ---------------
Adjustment to fair value of derivatives....................   $         47

                       DYNEGY ENERGY PARTNERS PREDECESSOR

4. CHANGE IN ACCOUNTING PRINCIPLE: (CONTINUED)
    Changes in combined equity related to derivatives for the year ended December 31, 2001 were as follows (in thousands):

Transition adjustment as of January 1, 2001.................  $    47
Current period declines in fair value, net..................   (1,155)
Reclassifications to earnings, net..........................      400
                                                              -------
Balance at December 31, 2001................................  $  (708)
                                                              =======

    During the year ended December 31, 2001, there was no ineffectiveness from changes in fair value of hedge positions because we enter into derivative financial instruments with terms, such as location, volume and time period, that mirror the terms of the hedged item. Additionally, no amounts were reclassified to earnings during the year ended December 31, 2001 in connection with forecasted transactions that were no longer considered probable of occurring. The $0.7 million recorded in other comprehensive income at December 31, 2001 is expected to be reclassified to future earnings, contemporaneously with the related fuel purchases over the 12-month period ending December 31, 2002. The actual amounts that will be reclassified to earnings over the next 12 months could vary materially from this estimated amount as a result of changes in market conditions. DEPP's credit risk associated with NGL or natural gas contracts results from the risk of loss or non-performance by counterparties. DEPP reviews and assesses counterparty risk to limit any material impact to its operations. Due to the credit-worthiness of counterparties and the short-term nature of its commitments, DEPP generally does not anticipate non-performance by its counterparties. However, during 2001, DEPP recorded a $1.3 million charge to fully reserve for its exposure to Enron Corp., which is included in cost of sales in the accompanying statement of operations.

5. PROPERTY, PLANT AND EQUIPMENT:

    Investments in property, plant and equipment as of December 31, 2000 and 2001, consist of the following (in thousands):

                                                            2000       2001
                                                          --------   --------
Fractionation...........................................  $149,166   $152,976
Storage and terminalling................................   212,739    225,431
Transportation..........................................    33,086     35,040
                                                          --------   --------
                                                           394,991    413,447
Less--Accumulated depreciation..........................   (78,391)   (96,685)
                                                          --------   --------
                                                          $316,600   $316,762
                                                          ========   ========

6. UNCONSOLIDATED AFFILIATE:

    The equity method of accounting is used for investments in companies in which DEPP has a voting interest between 20 percent and 50 percent. Prior to May 2000, DEPP owned a 25% interest in a barge transportation company. During May 2000, DEPP purchased the remaining 75% interest in the affiliate for $11 million, at which time the affiliate became a consolidated entity and was no longer accounted for as an equity investment. Upon purchase of the remaining 75% interest in the company, DEPP

                       DYNEGY ENERGY PARTNERS PREDECESSOR

6. UNCONSOLIDATED AFFILIATE: (CONTINUED) reclassified its total net investment in unconsolidated affiliate to property, plant and equipment and began reflecting 100% of the company's operating results in its combined statements of operations.

7. MINORITY INTEREST:

    Minority interest on the combined balance sheets reflects a third-party investment of 12 percent in the Cedar Bayou fractionation facility. The net results attributed to minority interest holders in this combined entity are classified as minority interest in income of a subsidiary in the accompanying combined statements of operations.

8. COMMITMENTS AND CONTINGENCIES:

LEGAL PROCEEDINGS

    DEPP and it parent, Dynegy, are subject to various legal proceedings and claims that arise in the normal course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the combined financial position or results of operations of DEPP.

CONTRACTUAL COMMITMENTS

    DEPP is party to numerous long-term and short-term contracts with various suppliers relating to the purchase of mixed NGLs and NGL products. DEPP's obligations under these contracts are not determinable because they depend on the volumes of mixed NGLs and NGL products purchased at prevailing market rates. These contracts do not obligate DEPP to make fixed future payments.

    DEPP also enters into short-term lease agreements primarily in connection with its transportation and logistics operations, none of which has a term in excess of six months. DEPP's future minimum commitments associated with these short-term lease agreements total $1.1 million in 2002.

9. REGULATORY ISSUES:

    DEPP is subject to regulation by various federal, state and local agencies. These rules and regulations affect the industry as a whole; therefore, DEPP does not believe that it is affected in a manner significantly different from that of its competitors.

10. RELATED-PARTY TRANSACTIONS:

    Dynegy allocates general and administrative expenses to its subsidiaries based on a formula which considers payroll expenses and net book value of property plant and equipment. Allocated general and administrative expenses include, but are not limited to, payroll costs for employees directly and indirectly associated with the activities of the subsidiary, accounting, employee benefits, headquarters rent and technology. Management believes the allocation methodologies used are reasonable. However, management estimates that DEPP's general and administrative costs would have been approximately
$1.4 million higher had DEPP been a separate publicly traded company during the periods presented. During December 2001, Dynegy implemented a policy whereby all of its subsidiaries began prepaying general and administrative expenses on a quarterly basis. In connection with this policy, DEPP prepaid to Dynegy approximately $7.2 million of its general and administrative expenses associated with the first

                       DYNEGY ENERGY PARTNERS PREDECESSOR

10. RELATED-PARTY TRANSACTIONS: (CONTINUED) three months of 2002. These costs are reflected as prepayments in the accompanying consolidated balance sheet as of December 31, 2001.

    Certain of the entities comprising DEPP are participants in Dynegy's cash management program whereby Dynegy centrally manages the cash requirements of certain of its affiliates. As of December 31, 2000 and 2001, DEPP's net amount payable to Dynegy and its affiliates totaled $317.0 million and $229.6 million, respectively. These balances have no stated interest rate or maturity date. Upon completion of a successful initial public offering of the partnership, management intends to repay amounts due to the extent funds are available. Interest expense has been allocated to DEPP using a formula which considers DEPP's average payable to affiliates balances and weighted average interest rates associated with Dynegy's corporate debt. Weighted average interest rates associated with Dynegy's corporate debt were 7.18%, 7.41% and 7.26% for the years ended December 31, 1999, 2000 and 2001, respectively.

    ChevronTexaco is a major customer of DEPP and owns an approximate 26% ownership interest in Dynegy, DEPP's parent. During the years ended
December 31, 1999, 2000 and 2001, sales to ChevronTexaco totaled
$743.0 million, $1,062.8 million and $815.5 million, respectively. Sales to Louis Dreyfus Plastics totaled $411.0 million during the year ended
December 31, 2001. No other customer accounted for more than 10% of total revenues during 1999, 2000 and 2001. Purchases from ChevronTexaco totaled $394.9 million, $595.3 million and $453.9 million during 1999, 2000 and 2001, respectively.

    DEPP has transactions in the normal course of business with other Dynegy affiliates. Such transactions include the following:

                                                  1999       2000       2001
                                                --------   --------   --------
Revenues:
  NGL sales...................................  $ 71,926   $ 77,763   $ 45,772
  Fractionation fees..........................     5,456      6,211      7,516
  Transportation fees.........................        --         --         83
  Storage fees................................     1,759        330        706
                                                --------   --------   --------
    Total revenues from Dynegy affiliates.....  $ 79,141   $ 84,304   $ 54,077
                                                ========   ========   ========
Cost of sales:
  NGL purchases...............................  $517,333   $697,335   $552,846
  Fuel purchases..............................    12,682     23,596     20,580
  Pipeline transportation costs...............     1,544      2,117      1,895
                                                --------   --------   --------
    Total cost of sales from Dynegy
      affiliates..............................  $531,559   $723,048   $575,321
                                                ========   ========   ========

    Management believes that related party transactions have been conducted at prices and terms similar to those available and transacted with unrelated parties.

11. SEGMENT DISCLOSURES:

    DEPP has three reportable operating segments: the Texas Gulf Coast Facilities, Transportation and Logistics, and Distribution and Marketing Services. The reportable segments are generally organized according to the type of services rendered and location of assets. The Texas Gulf Coast Facilities

                       DYNEGY ENERGY PARTNERS PREDECESSOR

11. SEGMENT DISCLOSURES: (CONTINUED)
segment includes DEPP's fractionation, storage and terminalling operations and comprises the Cedar Bayou fractionator, the Mont Belvieu underground storage facility and the Galena Park marine terminal, all of which are located along the Texas Gulf Coast at and adjacent to Mont Belvieu. The Transportation and Logistics segment includes all of DEPP's NGL transportation assets located throughout the United States, which include propane distribution terminals, pipeline injection terminals, barges, railcars and tank trucks. The Distribution and Marketing Services segment includes (1) refinery services, (2) wholesale propane marketing, (3) purchasing NGL products from NGL producers and other sources and (4) selling NGL products to petrochemical manufacturers, refineries and other marketing companies. Management evaluates segment performance on the basis of operating margin which includes revenues and cost of sales. The accounting policies of the segments are the same as those described in
Note 2--Significant Accounting Policies. Affiliate revenues are accounted for as if the sales were to unaffiliated third parties at what management believes are prevailing market rates.

                                                         YEAR ENDED DECEMBER 31, 1999
                                    ----------------------------------------------------------------------
                                    TEXAS GULF                    DISTRIBUTION
                                      COAST      TRANSPORTATION   AND MARKETING
                                    FACILITIES   AND LOGISTICS      SERVICES      ELIMINATION     TOTAL
                                    ----------   --------------   -------------   -----------   ----------
Third-party revenues..............   $ 30,460       $ 3,740        $2,435,840      $      --    $2,470,040
Affiliate revenues................      7,215            --            71,926             --        79,141
Intersegment revenues.............     42,272        24,422           204,207       (270,901)           --
                                     --------       -------        ----------      ---------    ----------
  Total revenues..................     79,947        28,162         2,711,973       (270,901)    2,549,181

Operating margin..................     31,926         6,758            65,810             --       104,494

Equity in earnings of an
  unconsolidated affilate.........         --           193                --             --           193

Additions to long-lived assets....     10,905            36                --             --        10,941
                                                           AS OF DECEMBER 31, 1999
                                    ----------------------------------------------------------------------
Total assets.                          239,113           73,533         333,716            --      646,362

                                                         YEAR ENDED DECEMBER 31, 2000
                                    ----------------------------------------------------------------------
                                    TEXAS GULF                    DISTRIBUTION
                                      COAST      TRANSPORTATION   AND MARKETING
                                    FACILITIES   AND LOGISTICS      SERVICES      ELIMINATION     TOTAL
                                    ----------   --------------   -------------   -----------   ----------
Third-party revenues..............   $ 37,080       $ 16,006       $4,114,067      $      --    $4,167,153
Affiliate revenues................      6,541             --           77,763             --        84,304
Intersegment revenues.............     46,388         31,696          280,762       (358,846)           --
                                     --------       --------       ----------      ---------    ----------
  Total revenues..................     90,009         47,702        4,472,592       (358,846)    4,251,457

Operating margin..................     26,004          9,428           68,024             --       103,456

Equity in earnings of an
  unconsolidated affilate.........         --            138               --             --           138

Additions to long-lived assets....     10,772         14,253               --             --        25,025
                                                           AS OF DECEMBER 31, 2000
                                    ----------------------------------------------------------------------
Total assets.                          221,649           97,372         627,734            --      946,755

                       DYNEGY ENERGY PARTNERS PREDECESSOR

11. SEGMENT DISCLOSURES: (CONTINUED)

                                                         YEAR ENDED DECEMBER 31, 2001
                                    ----------------------------------------------------------------------
                                    TEXAS GULF                    DISTRIBUTION
                                      COAST      TRANSPORTATION   AND MARKETING
                                    FACILITIES   AND LOGISTICS      SERVICES      ELIMINATION     TOTAL
                                    ----------   --------------   -------------   -----------   ----------
Third-party revenues..............   $ 39,481       $ 19,778       $3,774,863      $      --    $3,834,122
Affiliate revenues................      8,222             83           45,772             --        54,077
Intersegment revenues.............     47,269         31,394          258,271       (336,934)           --
                                     --------       --------       ----------      ---------    ----------
  Total revenues..................     94,972         51,255        4,078,906       (336,934)    3,888,199

Operating margin..................     29,094          9,015           57,816             --        95,925

Additions to long-lived assets....     12,012          6,661               --             --        18,673
                                                           AS OF DECEMBER 31, 2001
                                    ----------------------------------------------------------------------
Total assets.                          226,732          103,072         281,185            --      610,989

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynegy DEP GP LLC:

We have audited the accompanying balance sheet of Dynegy DEP GP LLC, as of February 15, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Dynegy DEP GP LLC, as of February 15, 2002, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 20, 2002

                               DYNEGY DEP GP LLC
                        BALANCE SHEET--FEBRUARY 15, 2002

                                ASSETS

CURRENT ASSETS:
  Cash......................................................   $  980
  Investment in Dynegy Energy Partners L.P..................       20
                                                               ------
      Total assets..........................................   $1,000
                                                               ======

                            OWNER'S EQUITY
OWNER'S EQUITY..............................................   $1,000
                                                               ------
      Total owner's equity..................................   $1,000
                                                               ======

     The accompanying note is an integral part of this financial statement.

                               DYNEGY DEP GP LLC
                             NOTE TO BALANCE SHEET

NATURE OF OPERATIONS:

Dynegy DEP GP LLC (the General Partner), is a Delaware limited liability company formed on February 15, 2002, to become the general partner of Dynegy Energy Partners L.P. (the Partnership). The General Partner is an indirect wholly owned subsidiary of Dynegy Inc. The General Partner owns a 2 percent general partner interest in the Partnership.

On February 15, 2002, affiliates of Dynegy Inc. contributed $1,000 to the General Partner in exchange for a 100 percent ownership interest.

The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of February 15, 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynegy Energy Partners L.P.:

We have audited the accompanying balance sheet of Dynegy Energy Partners L.P. as of February 15, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Dynegy Energy Partners L.P. as of February 15, 2002, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

Houston, Texas
February 20, 2002

                          DYNEGY ENERGY PARTNERS L.P.

                        BALANCE SHEET--FEBRUARY 15, 2002

                               ASSETS
CURRENT ASSETS:
  Cash......................................................  $1,000
                                                              ------

      Total assets..........................................  $1,000
                                                              ======
                          PARTNERS' EQUITY
LIMITED PARTNER'S EQUITY....................................  $  980

GENERAL PARTNER'S EQUITY....................................      20
                                                              ------

      Total partners' equity................................  $1,000
                                                              ======

     The accompanying note is an integral part of this financial statement.

                          DYNEGY ENERGY PARTNERS L.P.

                             NOTE TO BALANCE SHEET

1. NATURE OF OPERATIONS:

    Dynegy Energy Partners L.P. (the Partnership) is a Delaware limited partnership formed on February 15, 2002, to acquire certain assets, liabilities and operations of the natural gas liquids (NGL) business of Dynegy Inc. (Dynegy). The Partnership's general partner is Dynegy DEP GP LLC.

    The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests, to affiliates of Dynegy.

    Dynegy DEP GP LLC, as general partner, contributed $20, and an affiliate of Dynegy contributed $980, to the Partnership on February 15, 2002. There have been no other transactions involving the Partnership as of February 15, 2002.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                      APPENDIX A

                           FIRST AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                          DYNEGY ENERGY PARTNERS L.P.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                          ARTICLE I
                                         DEFINITIONS

Section 1.1             Definitions.................................................     A-1
Section 1.2             Construction................................................    A-16

                                          ARTICLE II
                                         ORGANIZATION

Section 2.1             Formation...................................................    A-16
Section 2.2             Name........................................................    A-16
Section 2.3             Registered Office; Registered Agent; Principal Office; Other
                        Offices.....................................................    A-16
Section 2.4             Purpose and Business........................................    A-17
Section 2.5             Powers......................................................    A-17
Section 2.6             Power of Attorney...........................................    A-17
Section 2.7             Term........................................................    A-18
Section 2.8             Title to Partnership Assets.................................    A-19

                                         ARTICLE III
                                  RIGHTS OF LIMITED PARTNERS

Section 3.1             Limitation of Liability.....................................    A-19
Section 3.2             Management of Business......................................    A-19
Section 3.3             Outside Activities of the Limited Partners..................    A-20
Section 3.4             Rights of Limited Partners..................................    A-20

                                          ARTICLE IV
                          CERTIFICATES; RECORD HOLDERS; TRANSFER OF
                             PARTNERSHIP INTERESTS; REDEMPTION OF
                                    PARTNERSHIP INTERESTS

Section 4.1             Certificates................................................    A-20
Section 4.2             Mutilated, Destroyed, Lost or Stolen Certificates...........    A-21
Section 4.3             Record Holders..............................................    A-22
Section 4.4             Transfer Generally..........................................    A-22
Section 4.5             Registration and Transfer of Limited Partner Interests......    A-22
Section 4.6             Transfer of the General Partner's General Partner
                        Interest....................................................    A-23
Section 4.7             Transfer of Incentive Distribution Rights...................    A-24
Section 4.8             Restrictions on Transfers...................................    A-24
Section 4.9             Citizenship Certificates; Non-citizen Assignees.............    A-24
Section 4.10            Redemption of Partnership Interests of Non-citizen
                        Assignees...................................................    A-25

                                          ARTICLE V
                            CAPITAL CONTRIBUTIONS AND ISSUANCE OF
                                    PARTNERSHIP INTERESTS

Section 5.1             Organizational Contributions................................    A-26
Section 5.2             Contributions by the General Partner and its Affiliates.....    A-27
Section 5.3             Contributions by Initial Limited Partners and Distributions
                        to the General Partner......................................    A-27
Section 5.4             Interest and Withdrawal.....................................    A-28
Section 5.5             Capital Accounts............................................    A-28
Section 5.6             Issuances of Additional Partnership Securities..............    A-30
Section 5.7             Limitations on Issuance of Additional Partnership
                        Securities..................................................    A-31
Section 5.8             Conversion of Subordinated Units............................    A-33
Section 5.9             Limited Preemptive Right....................................    A-34
Section 5.10            Splits and Combinations.....................................    A-34
Section 5.11            Fully Paid and Non-Assessable Nature of Limited Partner
                        Interests...................................................    A-35

                                          ARTICLE VI
                                ALLOCATIONS AND DISTRIBUTIONS

Section 6.1             Allocations for Capital Account Purposes....................    A-35
Section 6.2             Allocations for Tax Purposes................................    A-42
Section 6.3             Requirement and Characterization of Distributions;
                        Distributions to Record Holders.............................    A-43
Section 6.4             Distributions of Available Cash from Operating Surplus......    A-44
Section 6.5             Distributions of Available Cash from Capital Surplus........    A-45
Section 6.6             Adjustment of Minimum Quarterly Distribution and Target
                        Distribution Levels.........................................    A-45
Section 6.7             Special Provisions Relating to the Holders of Subordinated
                        Units.......................................................    A-46
Section 6.8             Special Provisions Relating to the Holders of Incentive
                        Distribution Rights.........................................    A-46
Section 6.9             Entity-Level Taxation.......................................    A-47

                                         ARTICLE VII
                             MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1             Management..................................................    A-47
Section 7.2             Certificate of Limited Partnership..........................    A-49
Section 7.3             Restrictions on the General Partner's Authority.............    A-49
Section 7.4             Reimbursement of the General Partner........................    A-50
Section 7.5             Outside Activities..........................................    A-50
Section 7.6             Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
                        Restrictions on the General Partner.........................    A-52
Section 7.7             Indemnification.............................................    A-53
Section 7.8             Liability of Indemnitees....................................    A-54
Section 7.9             Resolution of Conflicts of Interest.........................    A-55
Section 7.10            Other Matters Concerning the General Partner................    A-56
Section 7.11            Purchase or Sale of Partnership Securities..................    A-57
Section 7.12            Registration Rights of the General Partner and its
                        Affiliates..................................................    A-57
Section 7.13            Reliance by Third Parties...................................    A-59

                                         ARTICLE VIII
                            BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1             Records and Accounting......................................    A-59
Section 8.2             Fiscal Year.................................................    A-59
Section 8.3             Reports.....................................................    A-60

                                          ARTICLE IX
                                         TAX MATTERS

Section 9.1             Tax Returns and Information.................................    A-60
Section 9.2             Tax Elections...............................................    A-60
Section 9.3             Tax Controversies...........................................    A-60
Section 9.4             Withholding.................................................    A-61

                                          ARTICLE X
                                    ADMISSION OF PARTNERS

Section 10.1            Admission of Initial Limited Partners.......................    A-61
Section 10.2            Admission of Substituted Limited Partner....................    A-61
Section 10.3            Admission of Successor General Partner......................    A-62
Section 10.4            Admission of Additional Limited Partners....................    A-62
Section 10.5            Amendment of Agreement and Certificate of Limited
                        Partnership.................................................    A-62

                                          ARTICLE XI
                              WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1            Withdrawal of the General Partner...........................    A-62
Section 11.2            Removal of the General Partner..............................    A-64
Section 11.3            Interest of Departing Partner and Successor General
                        Partner.....................................................    A-64
Section 11.4            Termination of Subordination Period, Conversion of
                        Subordinated Units and Extinguishment of Cumulative Common
                        Unit Arrearages.............................................    A-65
Section 11.5            Withdrawal of Limited Partners..............................    A-66

                                         ARTICLE XII
                                 DISSOLUTION AND LIQUIDATION

Section 12.1            Dissolution.................................................    A-66
Section 12.2            Continuation of the Business of the Partnership After
                        Dissolution.................................................    A-66
Section 12.3            Liquidator..................................................    A-67
Section 12.4            Liquidation.................................................    A-67
Section 12.5            Cancellation of Certificate of Limited Partnership..........    A-68
Section 12.6            Return of Contributions.....................................    A-68
Section 12.7            Waiver of Partition.........................................    A-68
Section 12.8            Capital Account Restoration.................................    A-68

                                         ARTICLE XIII
                             AMENDMENT OF PARTNERSHIP AGREEMENT;
                                    MEETINGS; RECORD DATE

Section 13.1            Amendment to be Adopted Solely by the General Partner.......    A-68
Section 13.2            Amendment Procedures........................................    A-70
Section 13.3            Amendment Requirements......................................    A-70
Section 13.4            Special Meetings............................................    A-70
Section 13.5            Notice of a Meeting.........................................    A-71
Section 13.6            Record Date.................................................    A-71
Section 13.7            Adjournment.................................................    A-71
Section 13.8            Waiver of Notice; Approval of Meeting; Approval of
                        Minutes.....................................................    A-72
Section 13.9            Quorum......................................................    A-72
Section 13.10           Conduct of a Meeting........................................    A-72
Section 13.11           Action Without a Meeting....................................    A-73
Section 13.12           Voting and Other Rights.....................................    A-73

                                         ARTICLE XIV
                                            MERGER

Section 14.1            Authority...................................................    A-73
Section 14.2            Procedure for Merger or Consolidation.......................    A-74
Section 14.3            Approval by Limited Partners of Merger or Consolidation.....    A-74
Section 14.4            Certificate of Merger.......................................    A-75
Section 14.5            Effect of Merger............................................    A-75

                                          ARTICLE XV
                          RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1            Right to Acquire Limited Partner Interests..................    A-76

                                         ARTICLE XVI
                                      GENERAL PROVISIONS

Section 16.1            Addresses and Notices.......................................    A-77
Section 16.2            Further Action..............................................    A-78
Section 16.3            Binding Effect..............................................    A-78
Section 16.4            Integration.................................................    A-78
Section 16.5            Creditors...................................................    A-78
Section 16.6            Waiver......................................................    A-78
Section 16.7            Counterparts................................................    A-78
Section 16.8            Applicable Law..............................................    A-78
Section 16.9            Invalidity of Provisions....................................    A-78
Section 16.10           Consent of Partners.........................................    A-78

                FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
                   PARTNERSHIP OF DYNEGY ENERGY PARTNERS L.P.

    THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF DYNEGY
ENERGY PARTNERS L.P., dated as of         , 2002, is entered into by and among
Dynegy DEP GP LLC, a Delaware limited liability company, as the General Partner, and DMS LP, Inc., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    Section 1.1  DEFINITIONS.

    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

    "ACQUISITION" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

    "ADDITIONAL BOOK BASIS" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

           (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

           (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

    "ADDITIONAL BOOK BASIS DERIVATIVE ITEMS" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

    "ADDITIONAL LIMITED PARTNER" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

    "ADJUSTED CAPITAL ACCOUNT" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and
(b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to
Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation
Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

    "ADJUSTED OPERATING SURPLUS" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and
(b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

    "ADJUSTED PROPERTY" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

    "AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

    "AGGREGATE REMAINING NET POSITIVE ADJUSTMENTS" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

    "AGREED ALLOCATION" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

    "AGREED VALUE" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

    "AGREEMENT" means this First Amended and Restated Agreement of Limited Partnership of Dynegy Energy Partners L.P., as it may be amended, supplemented or restated from time to time.

    "ASSIGNEE" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

    "ASSOCIATE" means, when used to indicate a relationship with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

    "AVAILABLE CASH" means, with respect to any Quarter ending prior to the Liquidation Date:

        (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

        (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

    Notwithstanding the foregoing, "AVAILABLE CASH" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

    "BOOK BASIS DERIVATIVE ITEMS" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

    "BOOK-DOWN EVENT" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "BOOK-TAX DISPARITY" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

    "BOOK-UP EVENT" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

    "BUSINESS DAY" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

    "CAPITAL ACCOUNT" means the capital account maintained for a Partner pursuant to Section 5.5. The "CAPITAL ACCOUNT" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

    "CAPITAL CONTRIBUTION" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement, or any payment made by the General Partner to the Partnership described in Section 5.2(c).

    "CAPITAL IMPROVEMENT" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, fractionation facilities, storage facilities transportation and logistics assets, and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

    "CAPITAL SURPLUS" has the meaning assigned to such term in Section 6.3(a).

    "CARRYING VALUE" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and
(b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

    "CAUSE" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

    "CERTIFICATE" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

    "CERTIFICATE OF LIMITED PARTNERSHIP" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

    "CITIZENSHIP CERTIFICATION" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

    "CLAIM" has the meaning assigned to such term in Section 7.12(c).

    "CLOSING DATE" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

    "CLOSING PRICE" has the meaning assigned to such term in Section 15.1(a).

    "CODE" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

    "COMBINED INTEREST" has the meaning assigned to such term in
Section 11.3(a).

    "COMMISSION" means the United States Securities and Exchange Commission.

    "COMMON UNIT" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

    "COMMON UNIT ARREARAGE" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to
Section 6.4(a)(i).

    "CONFLICTS COMMITTEE" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not
(a) security holders, officers or employees of the General Partner,
(b) officers, directors or employees of any Affiliate of the General Partner or
(c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required to serve on an audit committee of a board of directors by the National Securities Exchange on which the Common Units are listed for trading.

    "CONTRIBUTED PROPERTY" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

    "CONTRIBUTION AGREEMENT" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

    "CUMULATIVE COMMON UNIT ARREARAGE" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of
(a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

    "CURATIVE ALLOCATION" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

    "CURRENT MARKET PRICE" has the meaning assigned to such term in
Section 15.1(a).

    "DELAWARE ACT" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

    "DEPARTING PARTNER" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

    "DEPOSITARY" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

    "ECONOMIC RISK OF LOSS" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

    "ELIGIBLE CITIZEN" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

    "EVENT OF WITHDRAWAL" has the meaning assigned to such term in
Section 11.1(a).

    "FINAL SUBORDINATED UNITS" has the meaning assigned to such term in
Section 6.1(d)(x).

    "FIRST LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

    "FIRST TARGET DISTRIBUTION" means $0.4875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.4875 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
90), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "FULLY DILUTED BASIS" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

    "GENERAL PARTNER" means Dynegy DEP GP LLC and its successors and permitted assigns as general partner of the Partnership.

    "GENERAL PARTNER INTEREST" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

    "GROUP" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

    "GROUP MEMBER" means a member of the Partnership Group.

    "HOLDER" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

    "INCENTIVE DISTRIBUTION RIGHT" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interest in the Operating Partnership and Dynegy Operating GP LLC pursuant to
Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

    "INCENTIVE DISTRIBUTIONS" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

    "INDEMNIFIED PERSONS" has the meaning assigned to such term in
Section 7.12(c).

    "INDEMNITEE" means (a) the General Partner, (b) any Departing Partner,
(c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

    "INITIAL COMMON UNITS" means the Common Units sold in the Initial Offering.

    "INITIAL LIMITED PARTNERS" means the General Partner and the Underwriters, in each case upon being admitted to the Partnership in accordance with
Section 10.1.

    "INITIAL OFFERING" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

    "INITIAL UNIT PRICE" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of

Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

    "INTERIM CAPITAL TRANSACTIONS" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than
(i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

    "ISSUE PRICE" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

    "LIMITED PARTNER" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "LIMITED PARTNER INTEREST" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

    "LIQUIDATION DATE" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

    "LIQUIDATOR" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

    "MERGER AGREEMENT" has the meaning assigned to such term in Section 14.1.

    "MINIMUM QUARTERLY DISTRIBUTION" means $0.4375 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.4375 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
90), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "NATIONAL SECURITIES EXCHANGE" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

    "NET AGREED VALUE" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

    "NET INCOME" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

    "NET LOSS" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under
Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

    "NET POSITIVE ADJUSTMENTS" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

    "NET TERMINATION GAIN" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "NET TERMINATION LOSS" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

    "NON-CITIZEN ASSIGNEE" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

    "NONRECOURSE BUILT-IN GAIN" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

    "NONRECOURSE DEDUCTIONS" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

    "NONRECOURSE LIABILITY" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

    "NOTICE OF ELECTION TO PURCHASE" has the meaning assigned to such term in
Section 15.1(b).

    "OMNIBUS AGREEMENT" means that Omnibus Agreement, dated as of the Closing Date, among Dynegy Inc., the General Partner, the Partnership, the Operating Partnership and certain other parties.

    "OPERATING EXPENDITURES" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

        (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

        (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or
    (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

    "OPERATING PARTNERSHIP" means Dynegy Operating Partners L.P., a Delaware limited partnership, and any successors thereto.

    "OPERATING PARTNERSHIP AGREEMENT" means the Amended and Restated Partnership Agreement of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

    "OPERATING SURPLUS" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

        (a) the sum of (i) $20.0 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

        (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

    Notwithstanding the foregoing, "OPERATING SURPLUS" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

    "OPINION OF COUNSEL" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

    "OPTION CLOSING DATE" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

    "ORGANIZATIONAL LIMITED PARTNER" means DMS LP, Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

    "OUTSTANDING" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner; provided further, that the provisions contained herein may be amended by the general partner as provided in Section 13.1 hereof.

    "OVER-ALLOTMENT OPTION" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

    "PARITY UNITS" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of
Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such
(i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

    "PARTNER NONRECOURSE DEBT" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

    "PARTNER NONRECOURSE DEBT MINIMUM GAIN" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

    "PARTNER NONRECOURSE DEDUCTIONS" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

    "PARTNERS" means the General Partner and the Limited Partners.

    "PARTNERSHIP" means Dynegy Energy Partners L.P., a Delaware limited partnership, and any successors thereto.

    "PARTNERSHIP GROUP" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

    "PARTNERSHIP INTEREST" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

    "PARTNERSHIP MINIMUM GAIN" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

    "PARTNERSHIP SECURITY" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

    "PERCENTAGE INTEREST" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing
(A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with
Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

    "PERSON" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

    "PER UNIT CAPITAL AMOUNT" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

    "PRO RATA" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

    "PURCHASE DATE" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

    "QUARTER" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

    "RECAPTURE INCOME" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

    "RECORD DATE" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

    "RECORD HOLDER" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

    "REDEEMABLE INTERESTS" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

    "REGISTRATION STATEMENT" means the Registration Statement on Form S-1
(Registration No. 333-      ) as it has been or as it may be amended or
supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

    "REMAINING NET POSITIVE ADJUSTMENTS" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

    "REQUIRED ALLOCATIONS" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

    "RESIDUAL GAIN" OR "RESIDUAL LOSS" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

    "RESTRICTED BUSINESS" has the meaning assigned to such term in the Omnibus Agreement.

    "SECOND LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

    "SECOND TARGET DISTRIBUTION" means $0.5625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.5625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

    "SHARE OF ADDITIONAL BOOK BASIS DERIVATIVE ITEMS" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such

Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

    "SPECIAL APPROVAL" means approval by a majority of the members of the Conflicts Committee.

    "SUBORDINATED UNIT" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

    "SUBORDINATION PERIOD" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

        (a) the first day of any Quarter beginning after June 30, 2007 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

        (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

    "SUBSIDIARY" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

    "SUBSTITUTED LIMITED PARTNER" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

    "SURVIVING BUSINESS ENTITY" has the meaning assigned to such term in
Section 14.2(b).

    "THIRD LIQUIDATION TARGET AMOUNT" has the meaning assigned to such term in
Section 6.1(c)(i)(F).

    "THIRD TARGET DISTRIBUTION" means $0.6875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.6875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

    "TRADING DAY" has the meaning assigned to such term in Section 15.1(a).

    "TRANSFER" has the meaning assigned to such term in Section 4.4(a).

    "TRANSFER AGENT" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

    "TRANSFER APPLICATION" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

    "UNDERWRITER" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

    "UNDERWRITING AGREEMENT" means the Underwriting Agreement dated       , 2002
among the Underwriters, the Partnership, the General Partner, the Operating Partnership and [Dynegy Midstream GP, Inc.], Inc. providing for the purchase of Common Units by such Underwriters.

    "UNIT" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

    "UNITHOLDERS" means the holders of Units.

    "UNIT MAJORITY" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

    "UNPAID MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

    "UNREALIZED GAIN" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

    "UNREALIZED LOSS" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

    "UNRECOVERED CAPITAL" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

    "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

    "WITHDRAWAL OPINION OF COUNSEL" has the meaning assigned to such term in
Section 11.1(b).

    "WORKING CAPITAL BORROWINGS" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing
Date) for an economically meaningful period of time.

    Section 1.2  CONSTRUCTION.

    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II
                                  ORGANIZATION

    Section 2.1  FORMATION.

    The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Dynegy Energy Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

    Section 2.2  NAME.

    The name of the Partnership shall be "Dynegy Energy Partners L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

    Section 2.3 REGISTERED OFFICE; REGISTERED AGENT; PRINCIPAL OFFICE; OTHER OFFICES

    Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered

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office shall be The Corporation Trust Company. The principal office of the
Partnership shall be located at 1000 Louisiana, Suite 5800, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 1000 Louisiana, Suite 5800, Houston, Texas 77002 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

    Section 2.4  PURPOSE AND BUSINESS.

    The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity
(i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or a Subsidiary or a Partnership activity that generates qualifying income or (ii) enhances the operations of an activity of the Operating Partnership, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

    Section 2.5  POWERS.

    The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in
Section 2.4 and for the protection and benefit of the Partnership.

    Section 2.6  POWER OF ATTORNEY.

        (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

           (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and

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       in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

           (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

    Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with
    Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

    Section 2.7  TERM.

    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a

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separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

    Section 2.8  TITLE TO PARTNERSHIP ASSETS.

    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

    Section 3.1  LIMITATION OF LIABILITY.

    The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

    Section 3.2  MANAGEMENT OF BUSINESS.

    No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

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    Section 3.3  OUTSIDE ACTIVITIES OF THE LIMITED PARTNERS.

    Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

    Section 3.4  RIGHTS OF LIMITED PARTNERS.

        (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

           (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

           (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

           (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

           (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

           (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

        (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV
        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                      REDEMPTION OF PARTNERSHIP INTERESTS

    Section 4.1  CERTIFICATES.

    Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of

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such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of
Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

    Section 4.2  MUTILATED, DESTROYED, LOST OR STOLEN CERTIFICATES.

        (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

           (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

           (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

           (iv) satisfies any other reasonable requirements imposed by the Partnership.

        If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

        (c) As a condition to the issuance of any new Certificate under this
    Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

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    Section 4.3  RECORD HOLDERS.

    The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

    Section 4.4  TRANSFER GENERALLY.

        (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

        (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
    Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any member of the General Partner of any or all of the membership interests of the General Partner.

    Section 4.5  REGISTRATION AND TRANSFER OF LIMITED PARTNER INTERESTS.

        (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership

                                      A-22
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    may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

        (d) Until admitted as a Substituted Limited Partner pursuant to
    Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

        (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

        (f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

    Section 4.6  TRANSFER OF THE GENERAL PARTNER'S GENERAL PARTNER INTEREST.

        (a) Subject to Section 4.6(c) below, prior to June 30, 2012, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

        (b) Subject to Section 4.6(c) below, on or after June 30, 2012, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

        (c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

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    Section 4.7  TRANSFER OF INCENTIVE DISTRIBUTION RIGHTS.

    Prior to June 30, 2012, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person or
(iii) the sale of all or substantially all of the equity interests of such holder to such other Person. Any other transfer of the Incentive Distribution Rights prior to June 30, 2012, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after June 30, 2012, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

    Section 4.8  RESTRICTIONS ON TRANSFERS.

        (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

        (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

        (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

    Section 4.9  CITIZENSHIP CERTIFICATES; NON-CITIZEN ASSIGNEES.

        (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited

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    Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

        (b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to
    Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

    Section 4.10  REDEMPTION OF PARTNERSHIP INTERESTS OF NON-CITIZEN
ASSIGNEES.

        (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

           (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

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           (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner
       Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

           (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

        (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

        (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V
          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

    Section 5.1  ORGANIZATIONAL CONTRIBUTIONS.

    In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a certain interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

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    Section 5.2  CONTRIBUTIONS BY THE GENERAL PARTNER AND ITS AFFILIATES.

        (a) On the Closing Date and pursuant to the Contribution Agreement, (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its interest in the Operating Partnership and Dynegy Operating GP LLC in exchange for (A) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (B) the Incentive Distribution Rights and
    (C) the assumption by the Partnership of $4.3 million of indebtedness of the General Partner and (ii) Dynegy DEP LP LLC shall contribute to the Partnership its limited partner interest in the Operating Partnership in exchange for (A) 8,750,000 Subordinated Units and (B) the assumption by the Partnership of $120.7 million of indebtedness of Dynegy DEP LP LLC.

        (b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option and other than Common Units purchased by the General Partner to the extent the Over-Allotment Option is not exercised), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and
    Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

        (c) Any payment made to the Partnership Group by the General Partner or
    its Affiliates pursuant to Section       of the Omnibus Agreement shall be
    treated for purposes of this Agreement as a Capital Contribution by the General Partner to the Partnership.

    Section 5.3 CONTRIBUTIONS BY INITIAL LIMITED PARTNERS AND DISTRIBUTIONS TO THE GENERAL PARTNER.

        (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

        (b) Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing
    (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

        (c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 7,650,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 1,100,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof or to Dynegy DEP LP LLC to the extent the Over-Allotment Option is not exercised, (iii) the 8,750,000 Subordinated Units issuable to the Dynegy DEP LP LLC pursuant to
    Section 5.2 hereof, and (iii) the Incentive Distribution Rights.

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    Section 5.4  INTEREST AND WITHDRAWAL.

    No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of
Section 17-502(b) of the Delaware Act.

    Section 5.5  CAPITAL ACCOUNTS.

        (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

        (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

           (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership for federal income tax purposes.

           (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

          (iii) Except as otherwise provided in Treasury Regulation
       Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is

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
       required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

           (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

           (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

           (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
       Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to
       Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

        (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

           (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to
       Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph
       5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will
       (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of
       (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

        (d) (i) In accordance with Treasury Regulation
    Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of

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    all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

           (ii) In accordance with Treasury Regulation
       Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

    Section 5.6  ISSUANCES OF ADDITIONAL PARTNERSHIP SECURITIES.

        (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

        (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security;
    (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each

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    such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

        (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this
    Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

    Section 5.7  LIMITATIONS ON ISSUANCE OF ADDITIONAL PARTNERSHIP SECURITIES.

    Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

        (a) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights
    relating to) an aggregate of more than       additional Parity Units without
    the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the Underwriting Agreement, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b),
    (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and
    (F) in the event of a combination or subdivision of Common Units.

        (b) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

              (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

               (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

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    The General Partner's good faith determination that such an increase would have resulted shall be conclusive. If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

        (c) During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or
    (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

        (d) During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

        (e) During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus

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    the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

        (f) No fractional Units shall be issued by the Partnership.

    Section 5.8  CONVERSION OF SUBORDINATED UNITS.

        (a) A total of 2,187,500 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after June 30, 2005 in respect of which:

           (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

        (b) An additional 2,187,500 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after June 30, 2006, in respect of which

           (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

           (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated

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       Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

    provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

        (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

        (d) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) and (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

        (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of,
    Section 11.4.

        (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

    Section 5.9  LIMITED PREEMPTIVE RIGHT.

    Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

    Section 5.10  SPLITS AND COMBINATIONS.

        (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

        (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such

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    notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this
    Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

    Section 5.11 FULLY PAID AND NON-ASSESSABLE NATURE OF LIMITED PARTNER INTERESTS.

    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI
                         ALLOCATIONS AND DISTRIBUTIONS

    Section 6.1  ALLOCATIONS FOR CAPITAL ACCOUNT PURPOSES.

    For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

        (a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

           (i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
       Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this
       Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

           (ii) Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to
       Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

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          (iii) Third, 2% to the General Partner, and 98% to the Unitholders,
       Pro Rata.

        (b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

           (i) First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this
       Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this
       Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

           (ii) Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (iii) Third, the balance, if any, 100% to the General Partner.

        (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

           (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

              (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

               (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of
           (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to
           Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

               (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital

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           Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

              (D) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

               (E) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

               (F) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

              (G) Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

           (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

              (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

               (B) Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

               (C) Third, the balance, if any, 100% to the General Partner.

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          (iii) If, immediately prior to the allocation of any Net Termination
       Gain or Net Termination Loss pursuant to Section 6.1(c)(i) and (ii), the cumulative amount of Capital Contributions by the General Partner to the Partnership described in Section 5.2(c) exceeds the cumulative amount of items allocated to the General Partner pursuant to Section 6.1(d)(xiii), items of loss and deduction shall be allocated to the General Partner, immediately prior to any allocation pursuant to Section 6.1(c)(i) and
       (ii), in an amount equal to such excess. In the event the amount of Partnership losses and deductions available to make the allocation described in the previous sentence is less than the amount required to satisfy such allocation, Net Termination Gain that would otherwise be allocated to the General Partner pursuant to Sections 6.1(c)(i)(B), (D),
       (E), (F) or (G), in an amount equal to such shortfall, shall be allocated to the Unitholders holding Common Units instead.

        (d)  SPECIAL ALLOCATIONS.  Notwithstanding any other provision of this
    Section 6.1, the following special allocations shall be made for such taxable period:

           (i) PARTNERSHIP MINIMUM GAIN CHARGEBACK. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this
       Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This
       Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

           (ii)  CHARGEBACK OF PARTNER NONRECOURSE DEBT MINIMUM
       GAIN. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation
       Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
       Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii)  PRIORITY ALLOCATIONS.

              (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then
           (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such

                                      A-38
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           Unitholder exceeds the distribution (on a per Unit basis) to the
           Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/98th of the sum of the amounts allocated in clause (1) above.

               (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date
           45 days after the end of the current taxable year.

           (iv) QUALIFIED INCOME OFFSET. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to
       Section 6.1(d)(i) or (ii).

           (v) GROSS INCOME ALLOCATIONS. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and
       (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this
       Section 6.1(d)(v) were not in this Agreement.

           (vi) NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii) PARTNER NONRECOURSE DEDUCTIONS. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

         (viii)  NONRECOURSE LIABILITIES.  For purposes of Treasury Regulation
       Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse

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       Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

           (ix) CODE SECTION 754 ADJUSTMENTS. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to
       Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

           (x) ECONOMIC UNIFORMITY. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

           (xi)  CURATIVE ALLOCATION.

              (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

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               (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of
           Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to
           Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii) CORRECTIVE ALLOCATIONS. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

              (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

               (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment
           (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

               (C) In making the allocations required under this
           Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

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    Section 6.2  ALLOCATIONS FOR TAX PURPOSES.

        (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

        (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

           (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

           (ii) (A) In the case of an Adjusted Property, such items shall
       (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and
       (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with
       Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

        (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to
    (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

        (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation
    Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the

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    General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

        (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this
    Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

        (g) Each item of Partnership income, gain, loss and deduction shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by
    Section 706 of the Code and the regulations or rulings promulgated thereunder.

        (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

    Section 6.3 REQUIREMENT AND CHARACTERIZATION OF DISTRIBUTIONS; DISTRIBUTIONS TO RECORD HOLDERS.

        (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2002, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to
    Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

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        (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

        (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

        (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

    Section 6.4  DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS.

        (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to
    Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

           (i) First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

           (ii) Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii) Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

           (iv) Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

           (v) Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

           (vi) Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (vii) Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

    PROVIDED, HOWEVER, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the

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    second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

        (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to
    Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

           (i) First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

           (ii) Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii) Third, 85% to all Unitholders, Pro Rata, and 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

           (iv) Fourth, 75% to all Unitholders Pro Rata, and 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

           (v) Thereafter, 50% to all Unitholders, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

    PROVIDED, HOWEVER, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of
    Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

    Section 6.5  DISTRIBUTIONS OF AVAILABLE CASH FROM CAPITAL SURPLUS.

    Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

    Section 6.6 ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS.

        (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit

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    Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

        (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

    Section 6.7  SPECIAL PROVISIONS RELATING TO THE HOLDERS OF SUBORDINATED
UNITS.

        (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

        (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

    Section 6.8 SPECIAL PROVISIONS RELATING TO THE HOLDERS OF INCENTIVE DISTRIBUTION RIGHTS.

    Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

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    Section 6.9  ENTITY-LEVEL TAXATION.

    If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by
(b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

    Section 7.1  MANAGEMENT.

        (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in
    Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

           (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

           (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

           (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other

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       Persons (including the Operating Partnership), the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

           (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

           (vi) the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

         (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

           (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time) subject to the restrictions set forth in Section 2.4;

           (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

           (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

         (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

          (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership or any other subsidiary of the Partnership as a member or partner.

        (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement;
    (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or

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    contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

    Section 7.2  CERTIFICATE OF LIMITED PARTNERSHIP.

    The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

    Section 7.3  RESTRICTIONS ON THE GENERAL PARTNER'S AUTHORITY.

        (a) The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose;
    (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

        (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would

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    adversely affect the Limited Partners (including any particular class of
    Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

    Section 7.4  REIMBURSEMENT OF THE GENERAL PARTNER.

        (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

        (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and
    (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

        (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with
    Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

    Section 7.5  OUTSIDE ACTIVITIES.

        (a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a

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    limited partner in the Partnership), (ii) except to the extent permitted in the Omnibus Agreement, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement, (B) the acquiring, owning or disposing of debt or equity securities in any Group Member or (C) the operation, maintenance and administration of the Retained Assets and the businesses conducted by or related to them and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

        (b) Dynegy Inc. and certain of its Affiliates have entered into the Omnibus Agreement with the General Partner, the Partnership and the Operating Partnership, which agreement sets forth certain restrictions on the ability of Dynegy Inc. and its Affiliates to engage in Restricted Businesses.

        (c) Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

        (d) Subject to the terms of Section 7.5(a), Section 7.5(b),
    Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

        (e) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

        (f) The term "Affiliates" when used in Section 7.5(a) and
    Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

        (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this
    Section 7.5.

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    Section 7.6  LOANS FROM THE GENERAL PARTNER; LOANS OR CONTRIBUTIONS FROM THE
PARTNERSHIP; CONTRACTS WITH AFFILIATES; CERTAIN RESTRICTIONS ON THE GENERAL PARTNER.

        (a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and
    Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

        (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

        (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this
    Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

        (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

        (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to
    (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the

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    Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

        (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

        (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

    Section 7.7  INDEMNIFICATION.

        (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

        (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to
    Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

        (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has

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    ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

        (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

        (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

    Section 7.8  LIABILITY OF INDEMNITEES.

        (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

        (b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

        (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not

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    be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

        (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

    Section 7.9  RESOLUTION OF CONFLICTS OF INTEREST.

        (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any such approval shall be subject to the presumption that, in making its decision, the Conflicts Committee acted on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the Partnership, and in any proceeding brought by any Unitholder or by or on behalf of such Unitholder or any other Unitholders or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is
    (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. In any proceeding brought by any Unitholder by or on behalf of such Unitholder or any other Unitholders or the Partnership alleging that such a resolution by the General Partner (and not by the Conflicts Committee, whose resolution shall be conclusive as provided above) is not fair to the Partnership, such Unitholder shall have the burden of proof of overcoming such conclusion. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the

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    Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

        (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

        (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

        (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

    Section 7.10  OTHER MATTERS CONCERNING THE GENERAL PARTNER.

        (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

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        (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

        (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

    Section 7.11  PURCHASE OR SALE OF PARTNERSHIP SECURITIES.

    The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to
Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

    Section 7.12  REGISTRATION RIGHTS OF THE GENERAL PARTNER AND ITS
AFFILIATES.

        (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in
    Section 7.12(c), all

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    costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

        (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership

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    Securities for which registration was demanded during such two-year period.
    The provisions of Section 7.12(c) shall continue in effect thereafter.

        (e) Any request to register Partnership Securities pursuant to this
    Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution,
    (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

    Section 7.13  RELIANCE BY THIRD PARTIES.

    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

    Section 8.1  RECORDS AND ACCOUNTING.

    The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

    Section 8.2  FISCAL YEAR.

    The fiscal year of the Partnership shall be a fiscal year ending
December 31.

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    Section 8.3  REPORTS.

        (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

        (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX
                                  TAX MATTERS

    Section 9.1  TAX RETURNS AND INFORMATION.

    The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

    Section 9.2  TAX ELECTIONS.

        (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under
    Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

        (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in
    Section 709 of the Code.

        (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

    Section 9.3  TAX CONTROVERSIES.

    Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including

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resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

    Section 9.4  WITHHOLDING.

    Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X
                             ADMISSION OF PARTNERS

    Section 10.1  ADMISSION OF INITIAL LIMITED PARTNERS.

    Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, the Limited Partner and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

    Section 10.2  ADMISSION OF SUBSTITUTED LIMITED PARTNER.

    By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

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    Section 10.3  ADMISSION OF SUCCESSOR GENERAL PARTNER.

    A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to
Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of
Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

    Section 10.4  ADMISSION OF ADDITIONAL LIMITED PARTNERS.

        (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

           (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

           (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

        (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

    Section 10.5  AMENDMENT OF AGREEMENT AND CERTIFICATE OF LIMITED
PARTNERSHIP.

    To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.

                                   ARTICLE XI
                       WITHDRAWAL OR REMOVAL OF PARTNERS

    Section 11.1  WITHDRAWAL OF THE GENERAL PARTNER.

        (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

           (i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

           (ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

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          (iii) The General Partner is removed pursuant to Section 11.2;

           (iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this
       Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

           (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

           (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner;
       (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

    If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
    (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this
    Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

        (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on June 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on June 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to
    Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or
    (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon

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    the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

    Section 11.2  REMOVAL OF THE GENERAL PARTNER.

    The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to
Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this
Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3. The percentage of the Outstanding Units required to remove the General Partner may be amended by the general partner as described in
Section 13.1 hereof.

    Section 11.3  INTEREST OF DEPARTING PARTNER AND SUCCESSOR GENERAL PARTNER.

        (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or
    (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of
    Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner

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    pursuant to Section 7.4, including any employee-related liabilities
    (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

        (b) If the Combined Interest is not purchased in the manner set forth in
    Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

        (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

    Section 11.4 TERMINATION OF SUBORDINATION PERIOD, CONVERSION OF SUBORDINATED UNITS AND EXTINGUISHMENT OF CUMULATIVE COMMON UNIT ARREARAGES.

    Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into

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Common Units on a one-for-one basis and (ii) all Cumulative Common Unit
Arrearages on the Common Units will be extinguished.

    Section 11.5  WITHDRAWAL OF LIMITED PARTNERS.

    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII
                          DISSOLUTION AND LIQUIDATION

    Section 12.1  DISSOLUTION.

    The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

        (a) an Event of Withdrawal of the General Partner as provided in
    Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in
    Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

        (b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

        (c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

        (d) the sale of all or substantially all of the assets and properties of the Partnership Group.

    Section 12.2 CONTINUATION OF THE BUSINESS OF THE PARTNERSHIP AFTER DISSOLUTION.

    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

           (i) the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

           (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement

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       and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

    Section 12.3  LIQUIDATOR.

    Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this
Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

    Section 12.4  LIQUIDATION.

    The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

        (a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of
    Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

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        (b) Liabilities of the Partnership include amounts owed to the
    Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

        (c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation
    Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

    Section 12.5  CANCELLATION OF CERTIFICATE OF LIMITED PARTNERSHIP.

    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

    Section 12.6  RETURN OF CONTRIBUTIONS.

    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

    Section 12.7  WAIVER OF PARTITION.

    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

    Section 12.8  CAPITAL ACCOUNT RESTORATION.

    No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII
           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

    Section 13.1  AMENDMENT TO BE ADOPTED SOLELY BY THE GENERAL PARTNER.

    Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

        (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

        (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

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        (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

        (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

        (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

        (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

        (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

        (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

        (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

        (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

        (k) a merger or conveyance pursuant to Section 14.3(d);

        (l) an amendment to Section 11.2 that would reduce the percentage of the Outstanding Units required for the Unitholders to remove the General Partner; provided, however, that once

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    such required percentage has been reduced, it may be further reduced by the general partner but such required percentage may not be increased without a vote of the Unitholders; provided further, however, that no such amendment may provide that any class of Units may vote separately as a class to remove the General Partner.

       (m) an amendment to the definition of "Outstanding" contained in Section
    1.1 hereof to increase from 20% or more the percentage of Outstanding Partnership Securities, that if at any time acquired by any Person or Group, shall not be voted on any matter and shall not be considered to be Outstanding for the other purposes described in such definition; provided, however, that once such percentage has been increased, it may be further increased by the general partner, but such required percentage may not be reduced without a vote of the Unitholders; or

        (n) any other amendments substantially similar to the foregoing.

    Section 13.2  AMENDMENT PROCEDURES.

    Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

    Section 13.3  AMENDMENT REQUIREMENTS.

        (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

        (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion,
    (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

        (c) Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

        (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by
    Section 14.3(b), no amendments shall become

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    effective without the approval of the holders of at least 90% of the
    Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

        (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

    Section 13.4  SPECIAL MEETINGS.

    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

    Section 13.5  NOTICE OF A MEETING.

    Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with
Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

    Section 13.6  RECORD DATE.

    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

    Section 13.7  ADJOURNMENT.

    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

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    Section 13.8  WAIVER OF NOTICE; APPROVAL OF MEETING; APPROVAL OF MINUTES.

    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

    Section 13.9  QUORUM.

    The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

    Section 13.10  CONDUCT OF A MEETING.

    The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of
Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

    Section 13.11  ACTION WITHOUT A MEETING.

    If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until
(a) they are deposited with the Partnership in care of the General Partner,
(b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

    Section 13.12  VOTING AND OTHER RIGHTS.

        (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

        (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

                                  ARTICLE XIV
                                     MERGER

    Section 14.1  AUTHORITY.

    The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

    Section 14.2  PROCEDURE FOR MERGER OR CONSOLIDATION.

    Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

        (a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

        (b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

        (c) the terms and conditions of the proposed merger or consolidation;

        (d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and
    (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

        (e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

        (f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

        (g) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

    Section 14.3  APPROVAL BY LIMITED PARTNERS OF MERGER OR CONSOLIDATION.

        (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of
    Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

        (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

        (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

        (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

    Section 14.4  CERTIFICATE OF MERGER.

    Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

    Section 14.5  EFFECT OF MERGER.

        (a) At the effective time of the certificate of merger:

           (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

           (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

           (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

        (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV
                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

    Section 15.1  RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS.

        (a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of
    (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and
    (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner

    Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and
    XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

        (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this
    Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI
                               GENERAL PROVISIONS

    Section 16.1  ADDRESSES AND NOTICES.

    Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

    Section 16.2  FURTHER ACTION.

    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

    Section 16.3  BINDING EFFECT.

    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

    Section 16.4  INTEGRATION.

    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

    Section 16.5  CREDITORS.

    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

    Section 16.6  WAIVER.

    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

    Section 16.7  COUNTERPARTS.

    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

    Section 16.8  APPLICABLE LAW.

    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

    Section 16.9  INVALIDITY OF PROVISIONS.

    If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

    Section 16.10  CONSENT OF PARTNERS.

    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                            GENERAL PARTNER:

                                            DYNEGY DEP GP LLC

                                            By:  -------------------------------------------
                                                 Name:
                                                 Title:

                                            ORGANIZATIONAL LIMITED PARTNER:

                                            DMS LP, INC.

                                            By:  -------------------------------------------
                                                 Name:
                                                 Title:

                                            LIMITED PARTNERS:

                                            All Limited Partners now and hereafter admitted
                                            as Limited Partners of the Partnership, pursuant
                                            to powers of attorney now and hereafter executed
                                            in favor of, and granted and delivered to the
                                            General Partner.

                                            DYNEGY DEP GP LLC

                                            By:  -------------------------------------------
                                                 Name:
                                                 Title:

                                   EXHIBIT A
                            TO THE FIRST AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                          DYNEGY ENERGY PARTNERS L.P.
                      CERTIFICATE EVIDENCING COMMON UNITS
                   REPRESENTING LIMITED PARTNER INTERESTS IN
                          DYNEGY ENERGY PARTNERS L.P.


No.                                                                             Common Units

    In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Dynegy Energy Partners L.P., as amended, supplemented or restated from time to time (the "PARTNERSHIP AGREEMENT"), Dynegy Energy Partners L.P., a Delaware limited partnership (the "PARTNERSHIP"), hereby certifies that ____________ (the "HOLDER") is the registered owner of Common Units representing limited partner interests in the Partnership (the "COMMON UNITS") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1000 Louisiana, Suite 5800, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

    The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement,
(ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

    This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

        ------------------------------------
Dated:                                         Dynegy Energy Partners L.P.

                                                      Dynegy DEP GP LLC, its General
                                                      Partner
Countersigned and Registered by:               By:

                                                      ------------------------------------
---------------------------------------------  By:
as Transfer Agent and Registrar

                                                      ------------------------------------
                                               Name:

        ------------------------------------
                                                      ------------------------------------
By:                                            By:
                Authorized Signature                                Secretary

                            [REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

    The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:


TEN COM--               as tenants in common       UNIF GIFT/TRANSFERS MIN ACT
TEN ENT--               as tenants by the          Custodian
                        entireties
                                                   (Cust)                                       (Minor)
JT TEN--                as joint tenants with      under Uniform Gifts/Transfers to CD Minors Act
                        right of survivorship and  (State)
                        not as tenants in common

    Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                          DYNEGY ENERGY PARTNERS L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
                          DUE TO TAX SHELTER STATUS OF
                          DYNEGY ENERGY PARTNERS L.P.

    You have acquired an interest in Dynegy Energy Partners L.P., 1000 Louisiana, Suite 5800, Houston Texas 77002, whose taxpayer identification number is 23-3096839. The Internal Revenue Service has issued Dynegy Energy Partners L.P. the following tax shelter registration number: ____________.

    YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN DYNEGY ENERGY PARTNERS L.P.

    You must report the registration number as well as the name and taxpayer identification number of Dynegy Energy Partners L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN DYNEGY ENERGY PARTNERS L.P.

    If you transfer your interest in Dynegy Energy Partners L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Dynegy Energy Partners L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

    ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

    FOR VALUE RECEIVED, ________________ hereby assigns, conveys, sells and transfers unto


--------------------------------------------   --------------------------------------------
(Please print or typewrite name                (Please insert Social Security or other
and address of Assignee)                       identifying number of Assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Dynegy
Energy Partners L.P.

Date:                                          NOTE: The signature to any endorsement hereon
                                                     must correspond with the name as
                                                     written upon the face of this
                                                     Certificate in every particular,
                                                     without alteration, enlargement or
                                                     change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER    --------------------------------------------
FIRM OF THE NATIONAL ASSOCIATION OF            (Signature)
SECURITIES DEALERS, INC. OR BY A COMMERCIAL
BANK OR TRUST COMPANY SIGNATURE(S) GUARANTEED
                                               --------------------------------------------
                                               (Signature)

------------------------

    No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

    The undersigned ("ASSIGNEE") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

    The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Dynegy Energy Partners L.P. (the "PARTNERSHIP"), as amended, supplemented or restated to the date hereof (the "PARTNERSHIP AGREEMENT"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: _________________


--------------------------------------------   --------------------------------------------
 Social Security or other identifying number               Signature of Assignee

--------------------------------------------   --------------------------------------------
Purchase Price including commissions, if any           Name and Address of Assignee

Type of Entity (check one):


  / /  Individual            / /        Partnership           / /        Corporation
  / /  Trust                 / /        Other (specify)

Nationality (check one):


  / /  U.S. Citizen, Resident or Domestic Entity

  / /  Foreign Corporation   / /        Non-resident Alien

    If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

    Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "CODE"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

    1.  I am not a non-resident alien for purposes of U.S. income taxation.

    2.  My U.S. taxpayer identification number (Social Security Number) is
       ____________.

    3.  My home address is ____________________________________.

B.  Partnership, Corporation or Other Interestholder

    1. ____________ is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

    2.  The interestholder's U.S. employer identification number is
       ____________.

    3. The interestholder's office address and place of incorporation (if applicable) is ____________.

    The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

    The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

    Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:


                               ----------------------------
                                  Name of Interestholder

                               ----------------------------
                                    Signature and Date

                               ----------------------------
                                   Title (if applicable)

    Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

                    APPLICATION FOR TRANSFER OF COMMON UNITS

    The undersigned ("ASSIGNEE") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

    The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Dynegy Energy Partners L.P. (the "PARTNERSHIP"), as amended, supplemented or restated to the date hereof (the "PARTNERSHIP AGREEMENT"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

  Social Security or other identifying number of Assignee              Signature of Assignee

        Purchase Price including commissions, if any               Name and Address of Assignee

Type of Entity (check one):
    / /  Individual                            / /  Partnership                      / /  Corporation
    / /  Trust                                 / /  Other (specify)

Nationality (check one):
    / /  U.S. citizen, Resident or Domestic                      / /  Non-resident Alien
      Entity
    / /  Foreign Corporation

    If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

    Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "CODE"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

    Complete Either A or B:

       A. Individual Interestholder

           1. I am not a non-resident alien for purposes of U.S. income taxation.

           2.  My U.S. taxpayer identification number (Social Security Number)
       is                   .

           3.  My home address is                   .

       B.  Partnership, Corporation or Other Interestholder

           1. is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

           2.  The interestholder's U.S. employer identification number is
                         .

           3.  The interestholder's office address and place of incorporation
       (if applicable) is                   .

    The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

    The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

    Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                      ------------------------------------
                             Name of Interestholder

                      ------------------------------------
                               Signature and Date

                      ------------------------------------
                             Title (if applicable)

    NOTE: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                               GLOSSARY OF TERMS

    ADJUSTED OPERATING SURPLUS: For any period, operating surplus generated during that period is adjusted to:

        (a) decrease operating surplus by:

           (1) any net increase in working capital borrowings during that period; and

           (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; and

        (b) increase operating surplus by:

           (1) any net decrease in working capital borrowings during that period; and

           (2) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

    Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) or the definition of operating surplus.

    AVAILABLE CASH:  For any quarter ending prior to liquidation:

        (a) the sum of:

           (1) all cash and cash equivalents of Dynegy Energy Partners and its subsidiaries on hand at the end of that quarter; and

           (2) all additional cash and cash equivalents of Dynegy Energy Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

        (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of our general partner to:

           (1) provide for the proper conduct of the business of Dynegy Energy Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Dynegy Energy Partners and its subsidiaries) after that quarter;

           (2) comply with applicable law or any debt instrument or other agreement or obligation to which Dynegy Energy Partners or any of its subsidiaries is a party or its assets are subject; and

           (3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

PROVIDED, HOWEVER, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that in its judgment the establishment of reserves will not prevent Dynegy Energy Partners from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

PROVIDED, FURTHER, that disbursements made by Dynegy Energy Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

    BARREL:  One barrel of petroleum products equals 42 U.S. gallons.

    CAPITAL ACCOUNT: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Dynegy Energy Partners held by a partner.

    CAPITAL SURPLUS: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

    CLOSING PRICE: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

    COMMON UNIT ARREARAGE: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

    CURRENT MARKET PRICE: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

    DEBUTANIZER: A fractionation tower which separates butanes from heavier NGL components.

    DEISOBUTANIZER: A fractionation tower which separates isobutane from normal butane.

    DEPROPANIZER: A fractionation tower which separates propane from heavier NGL components.

    ETHANE-PROPANE MIX: One of the five component NGL products produced from the fractionation of mixed NGLs, typically 80% ethane 20% propane.

    FERC:  Federal Energy Regulatory Commission.

    FRACTIONATION: The process of separating mixed NGLs into NGL products by a process known as fractional distillation.

    FRACTIONATOR: A processing unit that separates a mixed stream of NGLs into component products by fractionation.

    INCENTIVE DISTRIBUTION RIGHTS: A non-voting limited partner interest issued to our general partner confering upon it the right to receive increasing percentages, up to 48%, of the cash we distribute in excess of $0.4375 per unit each quarter.

    INTERIM CAPITAL TRANSACTIONS: The following transactions if they occur prior to liquidation:

        (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Dynegy Energy Partners or any of its subsidiaries;

        (b) sales of equity interests by Dynegy Energy Partners or any of its subsidiaries;

        (c) sales or other voluntary or involuntary dispositions of any assets of Dynegy Energy Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

    MIXED NGLS: Hydrocarbon streams produced by gas plants or refineries that contain commingled components of ethane, propane, butane and natural gasoline.

    NGLS: Natural gas liquids, which consist primarily of ethane, propane, normal butane, isobutane and natural gasoline, and are by-products of the production of natural gas and the refining of crude oil.

    NGL PRODUCTS: The resulting products after the fractionation of mixed NGLs; ethane, propane, normal butane, isobutane and natural gasoline.

    OPERATING EXPENDITURES: All expenditures of Dynegy Energy Partners and our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

        (a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

        (b) Operating expenditures will not include:

           (1) capital expenditures made for acquisitions or for capital improvements;

           (2) payment of transaction expenses relating to interim capital transactions; or

           (3) distributions to partners.

    OPIS:  Oil Price Information Service.

    OPERATING SURPLUS: For any period prior to liquidation, on a cumulative basis and without duplication:

        (a) the sum of

           (1) $20.0 million plus all the cash of Dynegy Energy Partners and its subsidiaries on hand as of the closing date of our initial public offering;

           (2) all cash receipts of Dynegy Energy Partners and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

           (3) all cash receipts of Dynegy Energy Partners and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

        (b) the sum of:

           (1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

           (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Dynegy Energy Partners Gas Liquids and our subsidiaries or disbursements on behalf of a member of Dynegy Energy Partners and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

    PURITY ETHANE: a highly concentrated form of ethane, typically containing at least 95% ethane.

    REFINING BLEND STOCKS: NGLs products such as butane, natural gasoline or other manufactured additives that are components used in the manufacture of motor gasoline and other transportation fuels.

    SUBORDINATION PERIOD: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

        (a) the first day of any quarter beginning after June 30, 2007 for which:

           (1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

           (2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on our general partner interests in Dynegy Energy Partners and the operating partnership; and

           (3) there are no outstanding cumulative common units arrearages.

        (b) the date on which our general partner is removed as general partner of Dynegy Energy Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

    TERMINALLING: services associated with the receipt, delivery or throughput of mixed NGLs, NGL products or chemical products to or from pipelines, barges, ships, rail or truck.

    WORKING CAPITAL BORROWINGS: Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

                                                                      APPENDIX D

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS

    The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Dynegy Energy Partners Predecessor Financial Statements, and the Dynegy Energy Partners L.P. Unaudited Pro Forma Financial Statements.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              ------------------
                                                                (IN THOUSANDS)
Pro forma net income........................................      $    41,529
Add:
  Pro forma depreciation and amortization...................           18,578
  Pro forma net interest expense............................            8,617
                                                                  -----------
  Pro forma EBITDA(a).......................................      $    68,724
Less:
  Pro forma net interest expense............................            8,617
  Pro forma maintenance capital expenditures................           11,172
                                                                  -----------
Pro forma available cash from operating surplus(b)(c)(d)....      $    48,935
                                                                  ===========

------------------------

(a) EBITDA is defined as net income plus depreciation and amortization expense and interest expense.

(b) The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Dynegy Energy Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash from operating surplus that may in fact have been generated by Dynegy Energy Partners had it been formed in earlier periods.

(c) Pro forma available cash from operating surplus has not been reduced to reflect expected incremental direct general and administrative expenses of approximately $1.4 million, primarily related to the operation of our partnership as a separate public entity. Estimated incremental expenses relating to the operation of our partnership as a separate legal entity include costs associated with tax return preparation, audit fees, annual and quarterly reports to unitholders, investor relations and incremental insurance requirements.

(d) The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

                                                             FOUR QUARTERS   ONE QUARTER
                                                             -------------   -----------
                                                               (DOLLARS IN THOUSANDS)
Common units...............................................   $    15,312    $     3,828
Subordinated units.........................................        15,312          3,828
General partner............................................           624            156
                                                              -----------    -----------
  Total....................................................   $    31,248    $     7,812
                                                              ===========    ===========

    The pro forma amounts reflected above would have been sufficient to cover the minimum quarterly distribution during 2001 on all of the common units, the subordinated units and the related distribution on the 2% general partner interest.

                                     [LOGO]

                             8,750,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS
                                 --------------

                                   PROSPECTUS
                                             , 2002

                             ---------------------

                                LEHMAN BROTHERS

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC Registration fee........................................  $16,905
NASD filing fee.............................................   18,875
NYSE listing fee............................................     *
Printing and engraving expenses.............................     *
Fees and expenses of legal counsel..........................     *
Accounting fees and expenses................................     *
Transfer agent and registrar fees...........................     *
Miscellaneous...............................................     *
                                                              -------
    Total...................................................  $  *

------------------------

*   To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The section of the prospectus entitled "The Partnership Agreement--Indemnification" is incorporated herein by this reference. Reference
is made to Section       of the Underwriting Agreement filed as Exhibit 1.1 to
the registration statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Dynegy Energy Partners L.P. issued to Dynegy DEP GP LLC limited partner interests in the partnership in connection with the formation of the partnership in February 2002 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

ITEM 16.  EXHIBITS

    The following documents are filed as exhibits to this registration statement:

           EXHIBIT
           NUMBER                                             DESCRIPTION
    ---------------------             ------------------------------------------------------------
                  1.1*         --     Form of Underwriting Agreement

                  3.1          --     Certificate of Limited Partnership of Dynegy Energy
                                        Partners L.P.

                  3.2          --     Form of Amended and Restated Agreement of Limited
                                        Partnership of Dynegy Energy Partners L.P. (included as
                                        Appendix A to the Prospectus)

                  3.3*         --     Certificate of Limited Partnership of Dynegy Operating
                                        Partners L.P.

                  3.4*         --     Form of Amended and Restated Agreement of Limited
                                        Partnership of Dynegy Operating Partners L.P.

           EXHIBIT
           NUMBER                                             DESCRIPTION
    ---------------------             ------------------------------------------------------------
                  3.5          --     Certificate of Formation of Dynegy DEP GP LLC

                  3.6*         --     Form of Limited Liability Company Agreement of Dynegy DEP
                                        GP LLC

                  5.1*         --     Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

                  8.1*         --     Opinion of Vinson & Elkins L.L.P relating to tax matters

                 10.1*         --     Form of Credit Facility

                 10.2*         --     Form of Contribution, Conveyance and Assumption Agreement

                 10.3*         --     Form of Guarantee Facility by Dynegy Holdings Inc. in favor of Dynegy Liquids Marketing and Trade

                 10.4*         --     Form of Dynegy Energy Partners Long-Term Incentive Plan

                 10.5*         --     Form of Omnibus Agreement

                 10.6*         --     Form of Raw and Finished Products Purchase and Sale
                                        Agreement between Dynegy Liquids Marketing and Trade and
                                        Dynegy Midstream Services, Limited Partnership

                 10.7*         --     Form of Raw Product Gathering Agreement between Dynegy
                                        Liquids Marketing and Trade and Dynegy Midstream Services,
                                        Limited Partnership

                 10.8*         --     Form of Product Storage Agreement between Dynegy Midstream
                                        Services, Limited Partnership and Dynegy Liquids Marketing
                                        and Trade

                 10.9*         --     Form of Fractionation Agreement between Dynegy Midstream
                                        Services, Limited Partnership and Dynegy Liquids Marketing
                                        and Trade

               10.10+          --     Master Natural Gas Liquids Purchase Agreement dated as of
                                        September 1, 1996, between Warren Petroleum Company,
                                        Limited Partnership and Chevron U.S.A. Inc.

               10.11+          --     Feedstock Sale and Refinery Product Purchase Agreements,
                                        dated as of September 1, 1996, between Chevron Products
                                        Company and Warren Petroleum Company, Limited Partnership.

               10.12+          --     Refinery Product Sale Agreement (Hawaii), dated as of
                                        September 1, 1996, between Warren Petroleum Company,
                                        Limited Partnership and Chevron Products Company.

               10.13+          --     CCC Product Sale and Purchase Agreement, dated as of
                                        September 1, 1996, between Warren Petroleum Company,
                                        Limited Partnership and Chevron Chemical Company.

               10.14+          --     CCC/WPC Services Agreement, dated as of September 1, 1996, between Chevron Chemical Company and Warren Petroleum
                                        Company, Limited Partnership.

               10.15+          --     Operating Agreement, dated as of September 1, 1996, between
                                        Warren Petroleum Company, Limited Partnership and Chevron
                                        Pipe Line Company.

               10.16+          --     Galena Park Services Agreement, dated as of September 1,
                                        1996, between Chevron Products Company and Midstream
                                        Combination Corp.

                10.17*         --     Natural Gas Liquids Purchase Agreement effective
                                        February 1, 2002 between Dynegy Liquids Marketing and
                                        Trade, Texaco Exploration and Production Inc. and Texaco
                                        Natural Gas Inc.

                 21.1*         --     List of subsidiaries

           EXHIBIT
           NUMBER                                             DESCRIPTION
    ---------------------             ------------------------------------------------------------
                 23.1          --     Consent of Arthur Andersen LLP

                 23.2*         --     Consent of Vinson & Elkins L.L.P. (contained in
                                        Exhibit 5.1)

                 23.3*         --     Consent of Vinson & Elkins L.L.P. (contained in
                                        Exhibit 8.1)

                 24.1          --     Powers of Attorney (included on the signature page)

------------------------

*   To be filed by amendment

+ Incorporated by reference to exhibits to the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1996, of NGC Corporation, Commission File No. 1-11156

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 22, 2002.

                                                       DYNEGY ENERGY PARTNERS L.P.

                                                       By:    DYNEGY DEP GP LLC
                                                              its General Partner

                                                       By:    /s/ STEPHEN A. FURBACHER
                                                              --------------------------------------
                                                       Name:  Stephen A. Furbacher
                                                       Title: CHIEF EXECUTIVE OFFICER AND CHIEF
                                                              OPERATING OFFICER

    Each person whose signature appears below appoints Stephen A. Furbacher and Terry D. Jones, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                   TITLE                         DATE
                ---------                                   -----                         ----
         /s/ STEPHEN A. FURBACHER           Chief Executive Officer, Chief
    ---------------------------------         Operating Officer and Director        February 22, 2002
           Stephen A. Furbacher               (Principal Executive Officer)

           /s/ MICHAEL R. MOTT
    ---------------------------------       Chief Financial Officer (Principal      February 22, 2002
             Michael R. Mott                  Financial and Accounting Officer)

         /s/ STEPHEN W. BERGSTROM
    ---------------------------------       Director                                February 22, 2002
           Stephen W. Bergstrom

         /s/ ROBERT D. DOTY, JR.
    ---------------------------------       Director                                February 22, 2002
           Robert D. Doty, Jr.